Exhibit 99.1

Richmont Mines Inc.

ANNUAL REPORT 2011

107-01
97-47
97-46
82-28
87-52
82-67
82-29
80-50
78-85
74-22
90-82

History
Credibility
Results

RICHMONT

www.richmont-mines.com

TABLE OF CONTENTS

Message to Shareholders	04

Management’s Discussion and Analysis	06

Table of Reserves and Resources	49

Definition of Reserves and Resources	50

Management’s Report	52

Management’s Report on Internal Control over Financial Reporting	53

Independent Auditor’s Report of Registered Public Accounting Firm	54

Consolidated Income Statement	56

Consolidated Statement of Comprehensive Income	57

Consolidated Statement of Changes in Equity	58

Consolidated Statement of Financial Position	60

Consolidated Statement of Cash Flow	61

Notes to Consolidated Financial Statements	62

Board of Directors and Officers	107

General Information	107

Richmont Mines Inc. | 2011 Annual Report

MESSAGE TO SHAREHOLDERS

Dear shareholders,

2011 was an extremely busy year for Richmont and a productive one as well. We completed over 100,000 metres of drilling, increased our gold sales by 12% year-over-year, began processing development ore from our Francoeur Mine, and generated a notable $38.8 million in cash flow and a 178% increase in earnings to $25.9 million during the year. In fact, I am very pleased to report that Richmont generated record net earnings in 2011, a testament to the continued dedication and hard work of our employees and a fitting way to celebrate our 30th year of existence. This performance is all the more noteworthy in light of the health and safety milestones achieved at our operations in 2011, namely one and two years of no lost-time accidents at our Island Gold Mine and at our Camflo Mill, respectively, and an impressive four years of no lost-time accidents at our Beaufor Mine. We are very proud of these achievements, and would like to thank all of our employees for their commitment to ensuring that the best health and safety practices are met on a daily basis.

Operationally, production from our two producing mines met or slightly exceeded our targets for the year, with gold sales from our Beaufor Mine in Quebec up 21% to 26,947 ounces, above our forecasted 20,000 to 25,000 ounces for this mine, and our Island Gold Mine in Ontario generating a 7% annual increase in gold sales to 49,196 ounces, a record level of production for this mine and at the high end of our forecasted 45,000 to 50,000 ounces. We are also pleased to highlight that both of our operating mines, notwithstanding their solid performances, successfully replaced their 2011 production by increasing their respective reserve bases over 2010 levels. Development efforts at our Francoeur Mine, however, took longer than expected in 2011 and, consequently, this asset only generated 1,265 ounces from development ore during the year. Work at Francoeur is progressing in 2012, and we look forward to attaining commercial production at this mine mid-year.

We carried out very extensive exploration programs during 2011, completing more than 100,000 metres at our exploration properties and our mine sites. Key among these efforts was the more than 52,000 metres that we drilled at our Wasamac gold property. Results from this drilling, and the addition of existing geological data in areas surrounding Wasamac’s Main Zone, expanded this property’s Measured & Indicated and Inferred resource bases by a significant 35% and 111%, respectively, over last year’s levels. Wasamac will continue to be a main focus for us in 2012, as we have over 32,000 metres of exploration drilling planned on the property and the adjacent Globex option land package. We will be releasing a preliminary economic assessment (“PEA”) on Wasamac for a 6,000 tonne per day underground operation by the end of the first quarter of 2012, and are very enthusiastic about advancing this project. Richmont’s management team believes that Wasamac has the potential to significantly contribute to the Corporation’s future growth, and we are looking forward to further evaluating and advancing its potential in 2012. Also on the exploration front, we completed exploration drilling on our Monique property and released estimated Indicated resources for this property at the end of 2011. We submitted a permit application for a small open pit operation on Monique in November, and look forward to advancing this asset once permits have been received.

04	Richmont Mines Inc. | 2011 Annual Report

Last but certainly not least, we accomplished several transactions at the corporate level in 2011. In January, we completed the sale of our 70% interest in our non-core Valentine Lake property in Newfoundland, generating $3.0 million in cash for the Corporation. In May, we announced that we had optioned a 100% interest in five claims adjacent to our Wasamac property that will enable the Corporation to test the potential of gold mineralization on the eastern extension of the Wasa Shear, the zone which hosts the mineralization and runs through the center of the Wasamac property, over an additional 1.3 km strike length. Subsequently, we completed a private placement for a total cash consideration of $10.3 million in October. These funds will be used to continue to advance our exploration work on Wasamac, giving us greater flexibility for our important 2012 exploration plans on this promising asset.

We continued to build on our solid foundation in 2011, and finished the year with a strong balance sheet that included $63.5 million in cash. Consequently, we will continue to be able to evaluate outside growth opportunities while further developing our existing properties at the same time. In this respect, our focus in 2012 will be broad-based and will include four key areas. First among these is our commitment to improving the efficiency and productivity of our existing mines, all the while ensuring their long-term viability through both exploration and definition drilling. Secondly, we are dedicated to growing production for the Corporation in the near-term by bringing the Francoeur Mine into the commercial production stage. This leads me to our third focus in 2012, which is expanding our future production profile and reserve base by advancing our Monique project once permits have been obtained for a small open-pit operation and, more significantly, through the continued development of our Wasamac property. Also, as a foundation of our growth plans, management will continue to be proactive in evaluating outside sources for growth via acquisitions or strategic partnerships.

2011 was a busy and successful year for Richmont, and we are pleased with the progress that was made. We have another active and productive year planned for 2012, and are very enthusiastic about continuing to develop the untapped opportunities in our producing mines, development projects and exploration properties. Thank you for your interest and investment in Richmont. We greatly appreciate your continued support.

With kind regards,

/s/ Martin Rivard
Martin Rivard
PRESIDENT AND CHIEF EXECUTIVE OFFICER

February 23, 2012

Richmont Mines Inc. | 2011 Annual Report	05

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

This MD&A is intended to help the reader understand Richmont Mines Inc. (“Richmont Mines”, “Richmont” or “the Corporation”), our strategy, our operations, our financial performance and the business environment in which we operate and anticipate. The financial information presented herein is established in accordance with International Financial Reporting Standards (“IFRS”), except otherwise noted. The currency used in this discussion is the Canadian dollar, except where otherwise stated. This report supplements and complements our audited consolidated financial statements and the accompanying notes for the year ended December 31, 2011. The data on production are given in metric units, the most widely used method in Canada. The 2011 financial year is the first year in which the Corporation’s financial statements are prepared under IFRS. Consequently, the comparative figures for 2010 have been restated from accounting principles generally accepted in Canada, or Canadian GAAP, to comply with IFRS. The reconciliations from the previously published Canadian GAAP financial statements are summarized in Note 24 to the consolidated financial statements. In addition, IFRS 1 on first adoption allows certain exemptions from retrospective application of IFRS in the opening statement of financial position. Where these exemptions have been used they have also been explained in Note 24 to the consolidated financial statements. More information on Richmont Mines can be obtained on the SEDAR website (www.sedar.com), and the Corporation’s website (www.richmont-mines.com). In addition to historical information, this management’s discussion and analysis contains forward-looking information. Please see “Disclosure regarding forward-looking statements” on page 47.

THE CORPORATION’S BUSINESS ACTIVITIES AND STRATEGY

Our Business. Richmont Mines is headquartered in Rouyn-Noranda, Quebec, Canada. Founded in the early 1980’s, the Corporation has operated 6 underground gold mines in Quebec, Ontario and Newfoundland over the years, and has produced in excess of 1,200,000 ounces of gold from these operations since beginning production in 1991. Richmont currently operates two gold mines (the Beaufor Mine in Quebec and the Island Gold Mine in Ontario), is developing a third mine (the Francoeur Mine in Quebec) with the objective of beginning production in mid-2012, and is actively drilling and advancing several strategic exploration properties to expand the Corporation’s future gold production profile.

Vision and Strategy. The cost-effective development of our mining assets has always been at the heart of Richmont’s strategy since beginning commercial production in 1991, and remains central to the Corporation’s vision. Richmont is committed to generating positive cash flow and delivering organic growth, all the while continuing to identify and evaluate potential strategic partnership and acquisition possibilities to expand our pipeline of projects, grow our reserve base and increase our future production profile.

Experienced Management Team. With 30 years of experience in gold exploration, development and mining, Richmont is uniquely well positioned to cost-effectively build its Canadian reserve base through a combination of organic growth, strategic acquisitions and partnerships. Spearheading these initiatives is the Corporation’s management team, which has earned a reputation for expertise in operating underground gold mines. On an individual basis, our executive team has years of experience in the gold industry, either with Richmont or other larger gold producers.

06	Richmont Mines Inc. | 2011 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

2011 FINANCIAL AND OPERATIONAL HIGHLIGHTS

  2011 revenues increased 31% to $118.6 million; Net earnings of $25.9 million, or $0.81 per share, versus $9.3 million, or $0.33 per share, in 2010;

  Gold sales of 76,143 ounces in 2011 represented a 12% increase over 2010 gold sales of 68,123 ounces, and were within the Corporation’s revised targeted production range of 75,000 to 80,000 ounces of gold for the year;

  Average sales price per ounce of gold was US$1,570 in 2011, up 26% versus US$1,243 in 2010;

  Wasamac property resource base expanded significantly to 556,385 Au ounces of Measured and Indicated resources, versus 411,073 Au ounces at the end of 2010, and 2,130,532 Au ounces of Inferred resources versus 1,007,875 Au ounces at the end of 2010; PEA expected towards end of first quarter of 2012.

  Estimated Indicated resources of 55,112 Au ounces established at the Monique property, and permit application submitted in November 2011 for a small open pit operation;

  Proven and Probable reserves at December 31, 2011 were 377,754 ounces of gold versus 366,944 ounces of gold at the end of 2010;

  Strong balance sheet: cash balance at December 31, 2011 of $63.5 million, and working capital of $68.7 million.

Review of Operations: Solid 2011 Production. Richmont currently produces gold at the Island Gold Mine in Ontario and at the Beaufor Mine in Quebec. Gold sales totalled 76,143 ounces in 2011, a 12% increase over the 68,123 ounces sold in 2010, and within the Corporation’s revised targeted production range of 75,000 to 80,000 ounces of gold. The Island Gold Mine performed well in 2011, delivering year-over-year improvements in tonnage and metallurgical recovery rates. As of December 31, 2011, the Island Gold Mine had Proven and Probable reserves of 171,814 ounces of gold, thereby fully replacing its 2011 annual production of 49,196 ounces of gold. Gold sales from this mine increased 7% over 2010 levels, were at the high end of its 2011 production objective of 45,000 to 50,000 ounces of gold, and were a record for this mine. The Beaufor Mine, which has been in commercial production since 1996, also generated good results in 2011. Sales of gold ounces from Beaufor increased 21% year-over-year in 2011, primarily as a result of a notable improvement in recovered grade to 8.31 g/t Au from 6.60 g/t Au in the prior year. The Beaufor Mine also successfully replaced its annual production, with Proven and Probable reserves as of December 31, 2011 of 69,191 ounces of gold. Development efforts at the Francoeur Mine, however, took longer than expected in 2011. As previously announced, this asset did not attain commercial production in 2011 and only generated 1,265 ounces from development ore during the year.

Revenue. Total revenue for 2011 was $118.6 million, a 31% improvement over revenue of $90.5 million in 2010. Net earnings for the year were $25.9 million, or $0.81 per share, well above last year’s $9.3 million, or $0.33 per share. Total annual precious metal revenue increased 36% year-over-year in 2011 to $118.2 million, reflecting a 12% increase in the number of gold ounces sold and a 21% increase in average gold sales price realized in Canadian dollars. More precisely, 76,143 ounces of gold were sold in 2011 at an average price of US$1,570 (CAN$1,553) per ounce, versus gold sales of 68,123 ounces in 2010 at an average price of US$1,243 (CAN$1,280) per ounce.

Cost of Sales. Cost of sales increased 8% year-over-year in 2011 to $71.7 million, reflecting a 4% increase in processed tonnage from the Island Gold Mine, higher costs per tonne at the Beaufor Mine and higher depreciation and depletion at both mines as a result of a higher rate and the 7% increase in gold ounce sales from Island Gold and a 21% increase in gold ounce sales from the Beaufor Mine. The average cash cost of production was US$821 (CAN$812) per ounce in 2011, versus US$810 (CAN$834) per ounce in 2010, a $22 per ounce cost reduction in the Corporation’s reporting currency, Canadian dollars.

Richmont Mines Inc. | 2011 Annual Report	07

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Project Pipeline. The past-producing Francoeur Mine is scheduled to begin commercial production in mid-2012. In preparation, the mine’s workforce was expanded to 119 employees by the end of December 2011, up from 74 employees at the end of 2010. Milling of development ore from the mine began in the third quarter of 2011, and in the last two quarters of the year a total of 13,077 tonnes of low-grade development ore were processed at the Camflo Mill, generating 1,265 ounces of gold. At the end of 2011, a total of 6,238 metres of underground development had been completed, of which 4,999 metres were completed during 2011 and 1,239 metres were completed during 2010. Definition drilling began in November 2010, and as of year-end 2011 a total of 15,574 metres had been completed, encompassing 13,911 metres in 2011 and 1,663 metres in 2010. The Corporation plans to reassess Francoeur’s mining plan and reserves in the second quarter of 2012 once additional details from the definition drilling currently underway on the property have been received and interpreted.

Richmont was also very active on several key exploration properties during 2011. Particularly noteworthy is the 52,000 metres of drilling that were completed on the Wasamac property, a key asset in Richmont’s portfolio. Results from this drilling and the addition of existing geological data in the area surrounding the Main Zone resulted in a 35% increase in the Measured and Indicated resource estimate and a 111% increase in the Inferred resource estimate on the property. Richmont also completed over 8,100 metres of exploration drilling on the Monique property in 2011, and submitted a permit application for a small open-pit operation on the property during the fourth quarter of 2011. The Corporation will continue to place emphasis on exploration efforts during 2012 and, to this end, will release a PEA for a 6,000 tonne per day underground operation on Wasamac at the end of the first quarter of 2012, and will complete over 100,000 metres of exploration drilling across its property portfolio during the year.

To complement ongoing efforts to evaluate the possibilities and long-term potential of its producing properties, development projects and its exploration property assets, Richmont management is also focused on ensuring that external merger and acquisition opportunities are actively sought out, evaluated and acted upon when a strategic benefit exists.

Corporate News. In January, Richmont announced that it had received a $3.0 million payment from Mountain Lake Resources Inc. (TSX Venture: MOA), the last requirement needed to fulfill all of the conditions set out in the February 2009 agreement that gave Mountain Lake the option to acquire Richmont's 70% interest in the Valentine Lake property, located in Newfoundland. With all conditions of the agreement met, Richmont transferred its 70% interest in the Valentine Lake property to Mountain Lake. Please see the January 25, 2011 press release entitled “Richmont Mines completes sale of its 70% interest in the Valentine Lake Property” for full details.

In May, Richmont entered into an option agreement with Globex Mining Enterprises Inc. (TSX: GMX), to acquire a 100% interest in 5 claims adjacent to the Corporation’s Wasamac property. The option agreement gives Richmont the ability to explore the eastern extension of its Wasamac property which, as of December 2011, has 556,385 Au ounces of Measured and Indicated resources and 2,130,532 Au ounces of Inferred resources. Specifically, Richmont is testing the potential of gold mineralization on the eastern extension of the Wasa Shear Zone over an additional 1.3 km strike length on the optioned claims. Complete details can be found in the May 9, 2011 press release entitled “Richmont Mines signs option agreement with Globex; Expands Wasamac exploration package.”

In October 2011, Richmont completed a private placement of 980,500 common shares at $10.50 per share with the Fonds de solidarité FTQ and the Fonds régional de solidarité Abitibi-Témiscamingue, s.e.c. (collectively, the “Subscribers”), for a total cash consideration of $10.3 million. In addition, the private placement entitled the Subscribers to 245,125 warrants to purchase additional Richmont common shares at an exercise price of $13.00 per common share before December 31, 2012. Net proceeds will be mainly used to fund advance exploration work at the Wasamac gold property. Please see the October 31, 2011 press release entitled “Richmont Mines Inc. completes CAN$10.3 million private placement” for full details.

08	Richmont Mines Inc. | 2011 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

In January 2012, Richmont announced that Mr. Bob Buchan was appointed to the Board of Directors as Vice Chairman. In conjunction with this appointment, Mr. Buchan and two members of his immediate family invested $10 million in Richmont in the form of convertible debentures bearing an annual interest rate of 7.6% that are convertible into Richmont common shares at a conversion price of $12.17 per share. Full details are available in the January 11, 2012 press release entitled “Gold industry veteran Bob Buchan joins the Board of Directors or Richmont Mines as Vice Chairman” and the February 1, 2012 press release entitled “Richmont Mines completes CAN$10 million private placement with Mr. Bob Buchan”.

2012 Corporate Capex, and Exploration and Definition Drilling Plan and Budget. Richmont plans to complete more than 100,000 metres of exploration drilling during 2012, and will also incur other costs related to the ongoing project advancement costs of the Monique property, the completion of technical work required for the Wasamac PEA, and the realization of a 1,100 metre underground exploration drift at the Island Gold Mine, for a total approximate amount of $25 million. In addition, the Corporation expects to spend approximately $23.3 million on capital expenditures across its asset portfolio in 2012.

2012 CAPEX BUDGET, AND EXPLORATION & DEFINITION DRILLING PLAN

	Capital	Exploration	Definition
	Expenditure	drilling	drilling
	(millions CAN$)	(metres)	(metres)

Mines and properties
Island Gold Mine	$8.3	45,000	6,500
Beaufor Mine	$1.7	15,000	10,000
W Zone – Beaufor property	$6.3	5,000	4,000
Francoeur Mine	$5.7	9,100	25,000
Wasamac Property	-	32,000	-
Monique Property	-	5,000	-
Camflo Mill & Corporate	$1.3	-	-

TOTAL	$23.3	111,100	45,500

Richmont Mines Inc. | 2011 Annual Report	09

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

PRINCIPAL FINANCIAL DATA1

	2011	2010

KEY PER OUNCE OF GOLD DATA
Average market price (US$)	1,572	1,225
Average selling price (US$)	1,570	1,243
Average selling price (CAN$)	1,553	1,280
Average exchange rate (US$/CAN$)	0.9891	1.0299
Ounces of gold sold	76,143	68,123
Average cash cost (US$/ounce)[2]	821	810
Average cash cost (CAN$/ounce)[2]	812	834

KEY FINANCIAL DATA (in thousands of $)
Revenue	118,590	90,480
Net earnings attributable to Richmont Mines shareholders	25,918	9,334
Cash flow from operating activities	38,838	18,279
Investment in property, plant and equipment	31,670[3]	16,774
Cash and cash equivalents	63,532	40,030
Total assets	167,990	115,305
Shareholders’ equity	134,134	94,791

Proven and Probable Reserves as at December 31 (ounces)	377,754	366,944
Shares outstanding as at December 31 (thousands)	33,110	31,230

KEY PER SHARE DATA
Stock price (at closing)
US$ (NYSE Amex)	10.76	5.11
CAN$ (TSX)	10.94	5.11

NUMBER OF EMPLOYEES AS AT DECEMBER 31	489	407
[1]

Throughout this document, the Corporation uses performance indicators that are not defined according to International Financial Reporting Standards (“IFRS”), such as the total cash cost of production per ounce sold for each of the Corporation's properties, excluding the rates of depreciation per ounce. These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by IFRS. The Corporation believes that some investors use these indicators, in addition to the financial information prepared in accordance with IFRS, to evaluate the Corporation's performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with IFRS.

[2]	The cash cost includes operating costs and royalties.
[3]	Excluding an exploration tax credit of $5,071.

THE GOLD MARKET

The gold market remained very strong in 2011 as the average price rose to approximately US$1,572 per ounce from an average price of US$1,225 in 2010, and US$972 in 2009. Gold started 2011 on a strong foot, with the annual low of US$1,319 occurring at the end of January 2011, a level that was 8% above the 2010 average price per ounce of US$1,225. Gold continued to climb progressively throughout the year, reaching a high of US$1,895 in early September 2011 and ended the year at an average monthly price of US$1,652 in December.

Average Annual Gold Price (London PM Fix)
	2011	2010	2009	2008	2007

Average annual gold price (in US$)	1,572	1,225	972	872	695
Source: Kitco

10	Richmont Mines Inc. | 2011 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The main factors that are expected to continue to have a positive influence on the future price of gold include:

  Increased demand for gold ETF;

  Non-hedging and less aggressive hedging policies of producers;

  Demand levels that exceed the industry’s annual production;

  A lack of confidence in the world’s equity markets;

  Ongoing geopolitical instability.

Several analysts anticipate that these conditions will be sustained in the years to come and that the price of gold will continue to climb.

EXCHANGE RATES

The U.S. dollar continued its overall average weakness against the Canadian dollar throughout 2011 as the effects of the global economic crisis continued to have repercussions on the U.S. economy. The U.S. dollar started the year essentially at par with the Canadian dollar, closing at CAN$1.0015 at the end of January. After reaching its annual high of CAN$1.0630 on July 26th, 2011, which was below the 2010 annual high of CAN$1.0848 that was reached at the end of May 2010, it then followed a general downward trend to reach an annual low of CAN$0.9383 on October 4th, 2011. On an annualised basis, the value of the U.S. dollar versus the Canadian dollar decreased year-over-year to an average of CAN$0.9891 in 2011, from an average of CAN$1.0299 in 2010 and CAN$1.1420 in 2009.

The Corporation presents per ounce data in U.S. dollars, and estimates an annual exchange rate at the beginning of the year. On a quarterly basis, the exchange rate is adjusted to reflect the actual year-to-date rate through the end of the quarter. This readjusted rate is then used to report both year-to-date and quarterly financial results.

NET EARNINGS

(in thousands of $, except per share amounts)	2011	2010
	$	$

Net earnings	25,918	9,334

Net earnings per share
basic	0.81	0.33
diluted	0.80	0.32

Net earnings in 2011 were $25.9 million, or $0.81 per share, compared with net earnings of $9.3 million, or $0.33 per share in 2010, reflecting a 21% increase in the selling price per ounce in Canadian dollars, and a 12% increase in ounces of gold sold. Somewhat mitigating the effect of these improvements were higher exploration and project evaluation costs, reflecting the Corporation’s extensive exploration drilling program in 2011, and higher cost of sales that was driven by higher tonnage at the Island Gold Mine, higher operating costs at the Beaufor Mine and higher milling costs associated with operating the Camflo Mill at less than 30% capacity.

Richmont Mines Inc. | 2011 Annual Report	11

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

REVENUE

(in thousands of $, except ounces sold data)	2011	2010
	$	$

Precious metals	118,239	87,182
Other	351	3,298

	118,590	90,480

Ounces sold	76,143	68,123

Total annual precious metal revenue rose 36% in 2011 to $118.2 million from $87.2 million in 2010, driven by a 21% increase in the average gold sales price realized in Canadian dollars and a 12% increase in the number of ounces of gold sold. For the full year, 76,143 ounces of gold were sold at an average price of US$1,570 (CAN$1,553) per ounce, versus gold sales of 68,123 ounces in 2010 at an average price of US$1,243 (CAN$1,280) per ounce. The number of ounces of gold sold from the Island Gold Mine increased 7% over 2010 levels, as 49,196 ounces of gold were sold at an average price of US$1,566 (CAN$1,549) per ounce in 2011, compared with 45,865 ounces of gold sold at an average price of US$1,238 (CAN$1,275) per ounce in 2010. The Beaufor Mine sold 26,947 ounces of gold at an average price of US$1,576 (CAN$1,559) per ounce in 2011, a notable improvement over gold sales of 22,258 ounces in 2010 at an average price of US$1,253 (CAN$1,290) per ounce.

Ounces US$

Other revenue totalled $0.4 million in 2011 versus $3.3 million in 2010, primarily reflecting that there was no custom milling revenue at the Camflo Mill during 2011. Specifically, Richmont did not process any custom milling ore at the Camflo Mill in 2011, versus 82,939 tonnes of custom milling ore being processed in 2010.

COST OF SALES1

(in thousands of $)	2011	2010
	$	$

Island Gold Mine	45,099	42,671
Beaufor Mine	26,467	21,395
Other	130	2,037

	71,696	66,103
[1]	Includes operating costs, royalties, custom milling and depreciation and depletion expenses.

12	Richmont Mines Inc. | 2011 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Cost of sales, including operating costs, royalties, custom milling and depreciation and depletion expenses, totalled $71.7 million in 2011, up 8% over the 2010 levels of $66.1 million. This increase is attributable to a slightly higher level of tonnage processed from the Island Gold Mine, higher mining costs at the Beaufor Mine due to the greater amount of development necessary to access the ore zones, as well as higher milling costs associated with operating the Camflo Mill at less than 30% capacity. On a segmented basis, 2011 cost of sales rose 6% year-over-year at the Island Gold Mine to $45.1 million, reflecting higher royalties and a higher depreciation and depletion expense as a result of the 7% annual increase in gold ounces sold and a higher rate, while operating costs at the Beaufor Mine increased 24% in 2011 to $26.5 million from $21.4 million in 2010, primarily a reflection of a higher cost per tonne produced as well as higher depreciation and depletion expense that stemmed from an increase in the number of gold ounces sold and a higher rate.

The average cash cost of production decreased 3% or $22 in Canadian dollars in 2011 to US$821 (CAN$812) versus US$810 (CAN$834) in 2010, with the annual decrease driven by lower cash costs at Island Gold, the effect of which more than mitigated the increase in cash costs at Beaufor.

The amount of royalties paid out in 2011 increased to $2.6 million from $2.1 million in 2010, with the increase primarily attributable to higher consolidated production levels and the higher average gold price. The Corporation pays a 3% net smelter return (NSR) royalty on the greater part of the gold production at the Island Gold Mine, and royalties of $30 per ounce on 50% of the ounces produced from the Beaufor Mine.

INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT

(in thousands of $)	2011	2010
	$	$

Francoeur Mine	19,237	9,144
Island Gold Mine	4,959	4,650
W Zone – Beaufor Property	3,480	-
Beaufor Mine	3,090	2,462
Other	904	518

	31,670	16,774

Richmont spent $19.2 million on the ongoing development of the Francoeur Mine during the year, as the Corporation prepares to advance this asset into the commercial production stage in mid-2012. The annual increase over 2010 investment levels primarily reflects that a total of 4,999 metres of development and 13,911 metres of definition drilling were completed during 2011, versus 1,239 metres and 1,663 metres, respectively, during 2010. The annual increase similarly highlights the expanded workforce at Francoeur, which totalled 119 employees at the end of 2011 versus 74 at the end of 2010. Richmont invested $5.0 million in capital expenditures at the Island Gold Mine in 2011, a reflection of ongoing development costs, refurbishing and acquisition of equipment. The Corporation spent an additional $3.1 million in capital expenditures at the Beaufor Mine in 2011 with the year-over-year increase primarily reflecting the construction of a new emergency escape exit from the 12th level of the mine to surface, and $3.5 million in the expenditures in the W Zone, a near-surface zone located on the Beaufor property that is currently in advanced exploration.

An additional $0.9 million was invested at the Camflo Mill and other corporate installations in 2011, bringing the Corporation’s total investment in property, plant and equipment to $31.7 million for the year, up from the $16.8 million invested in capital expenditures during 2010.

Richmont Mines Inc. | 2011 Annual Report	13

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

SUMMARY OF OPERATIONS

Island Gold Mine

	2011	2010

Tonnes	261,731	251,237
Head grade (g/t)	6.10	5.95
Gold recovery (%)	95.91	95.49
Recovered grade (g/t)	5.85	5.68
Ounces sold	49,196	45,865
Cash cost per ounce (US$)	766	783

Investment in property, plant and equipment (thousands of CAN$)	4,959	4,650
Exploration expenses (thousands of CAN$)	5,549	4,561

Deferred development (metres)	1,821	2,478

Diamond drilling (metres)
Definition	13,080	12,110
Exploration	45,878	54,438

For the 12 months ended December 31, 2011, 261,731 tonnes of ore were processed at the Island Gold Mine at an average recovered grade of 5.85 g/t, and a record 49,196 ounces of gold were sold at an average price of US$1,566 (CAN$1,549) per ounce. This compared to 251,237 tonnes of ore processed at an average recovered grade of 5.68 g/t, and gold sales of 45,865 ounces at an average price of US$1,238 (CAN$1,275) per ounce in 2010. The year-over-year improvement reflected a 4% increase in tonnage and a 3% improvement in recovered grades. Cash costs at Island Gold decreased by 6% in Canadian dollars year-over-year, to US$766 (CAN$758) from US$783 (CAN$806) in 2010, primarily a reflection of the improvement in recovered grade and lower mining costs.

Proven and Probable reserves at the Island Gold Mine were estimated at 959,523 tonnes of ore at a grade of 5.57 g/t, for 171,814 ounces of gold at December 31, 2011. This compared with Proven and Probable reserves of 818,066 tonnes of ore at a grade of 6.13 g/t for 161,197 gold ounces at December 31, 2010. The annual increase was attributable to 13,080 metres of definition drilling completed at the mine during 2011, the results of which allowed Island Gold to replace its 2011 annual gold production.

Estimated Measured and Indicated resources at the Island Gold Mine decreased to 679,359 tonnes at a grade of 7.05 g/t for 153,920 ounces of gold at December 31, 2011, versus 796,475 tonnes at a grade of 7.36 g/t for 188,511 gold ounces at December 31, 2010. This decrease was primarily attributable to the successful transformation of resources into reserves as a result of definition drilling carried out during the year. Estimated Inferred resources were 344,382 tonnes of ore at a grade of 6.07 g/t for 67,238 ounces of gold at the end of 2011, versus 604,729 tonnes of ore at a grade of 7.14 g/t for 138,732 gold ounces at December 31, 2010. The decrease in Inferred resources was primarily attributable to the reinterpretation of the Goudreau Zone following drilling and development work completed during 2011, the result of which was a year-over-year reduction in both tonnage and grade.

Richmont is optimistic about the long-term possibilities at Island Gold. To this end, a total of 58,958 metres of drilling were completed on this property in 2011, the results of which further confirmed the potential at depth at this mine. Specifically, drilling identified four main zones (G, C, D and E1E) between -500 metres and -900 metres of vertical depth over a corridor length of 150 metres that spans between the Lochalsh and Island Main zones. Richmont is focused on expanding the reserve and resource base of this asset, and remains optimistic about the long-term possibilities at Island Gold. To this end, a total of 51,500 metres of drilling are planned in 2012, which will include surface exploration, underground exploration and definition drilling. In particular, the Corporation will complete 35,000 metres of deep drilling at Island Gold during 2012 with the goal of establishing resources below this mine’s current infrastructure.

14	Richmont Mines Inc. | 2011 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Richmont is targeting annual production of 45,000 to 50,000 ounces of gold at the Island Gold Mine in 2012.

Beaufor Mine

	2011	2010

Tonnes	100,888	104,945
Head grade (g/t)	8.45	6.72
Gold recovery (%)	98.36	98.19
Recovered grade (g/t)	8.31	6.60
Ounces sold	26,947	22,258
Cash cost per ounce (US$)	921	867

Investment in property, plant and equipment (thousands of CAN$)	3,090	2,462
Exploration expenses (thousands of CAN$)	991	2,584

Deferred development (metres)	685	1,350

Diamond drilling (metres)
Definition	13,101	21,928
Exploration	18,176	33,449

During the year ended December 31, 2011, a total of 100,888 tonnes of ore were processed from the Beaufor Mine at an average recovered grade of 8.31 g/t, and 26,947 ounces of gold were sold at an average price of US$1,576 (CAN$1,559). This compared to tonnage of 104,945, an average recovered grade of 6.60 g/t, and realized gold sales of 22,258 ounces at an average selling price of US$1,253 (CAN$1,290) in 2010. Cash costs at the Beaufor Mine for the 12 months of 2011 increased to US$921 (CAN$911) from US$867 (CAN$892) last year, reflecting higher costs per tonne, primarily as a result of the greater amount of development necessary to access the ore zones, the effects of which were partially offset by a notable improvement in the recovered grade.

Proven and Probable reserves at the Beaufor Mine increased to 69,191 ounces of gold at December 31, 2011, from 68,998 gold ounces at December 31, 2010. This reflects the addition of reserves established within the mine’s existing underground infrastructure as a result of definition drilling in 2011, the results of which more than offset the 26,947 ounces of gold sales from the mine in 2011.

Drilling during 2011 similarly resulted in an increase in Measured and Indicated resources to 182,334 ounces of gold at the end of 2011 versus 173,453 ounces at the end of 2010. Estimated Inferred resources remained unchanged at 182,185 ounces of gold as of December 31, 2011. Existing resources are mostly below the existing infrastructure of the mine, and historically did not economically justify an extension of the infrastructure. However, the Corporation will be re-evaluating their economic feasibility in 2012 in light of the higher gold price environment.

The Corporation is planning 10,000 metres of definition drilling and 15,000 metres of exploration drilling at the Beaufor Mine in 2012, in an effort to continue to grow its reserve and resource base. An additional 4,000 metres of definition and 5,000 metres of exploration drilling is being planned on the previously identified near-surface W Zone on the Beaufor property.

Richmont is targeting annual production of 20,000 to 25,000 ounces of gold at the Beaufor Mine in 2012.

Richmont Mines Inc. | 2011 Annual Report	15

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Francoeur Mine

Richmont continued to make progress at the Francoeur Mine during 2011, and at the end of 2011 the mine’s workforce totalled 119 employees, up from 74 at the end of 2010. However, the development rate to provide access to the 16th and 17th levels of the mine was slower than anticipated during 2011. Consequently, as previously announced, the asset did not achieve its original target of recovering 10,000 to 15,000 Au ounces from development during the year. A total of 4,999 metres of underground development and 13,911 metres of definition drilling were completed at Francoeur during 2011, and 13,077 tonnes of low-grade development ore from Francoeur were processed at the Camflo Mill during the last two quarters of the year, which generated 1,265 ounces of gold. Development ore continues to be transported and processed at the Camflo Mill during the first quarter of 2012, and the Corporation is looking forward to beginning commercial production at Francoeur in mid-2012.

The Corporation plans to complete a total of 9,100 metres of exploration drilling and 25,000 metres of definition drilling at the Francoeur Mine in 2012. All of the definition drilling completed in 2011 and approximately 12,000 metres of additional definition drilling planned in early 2012 will be applied toward a re-estimation of Francoeur’s reserves and resources, using updated mining costs, gold price and cut-off grade. Approximately 70% of the definition drilling in the upper levels of the mine (above the 16th level) has been completed, while only 10% has been completed in the lower portion. Based on the definition drilling information obtained to date, the mineralized zone appears to be more discontinuous than in the initial geological model, and grades are mostly in the range of 4.5 g/t to 5.5 g/t Au versus the 2009 Probable reserve grade of 6.9 g/t Au. Richmont will reassess Francoeur’s reserves and mining plan in the second quarter of 2012, and will provide production guidance and an updated reserve and resource estimate for this mine at that time.

Exploration Costs

(in thousands of $)	2011	2010
	$	$

Exploration costs - Mines
Island Gold	5,549	4,561
Beaufor	991	2,584
Francoeur	186	151

	6,726	7,296

Exploration costs - Other properties
Wasamac	6,647	1,712
Monique	2,284	289
Other	119	942
Project evaluation	470	443

Exploration and project evaluation before depreciation and exploration tax credits	16,246	10,682

Depreciation	155	139
Exploration tax credits	(5,354)	(3,465)

	11,047	7,356

16	Richmont Mines Inc. | 2011 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Wasamac

In February 2011, Richmont announced plans for a major 35,000 metre drilling program on the Wasamac gold property following a significant increase in the asset’s estimated resource base at the end of 2010 to over one million ounces of gold. After obtaining favourable drill results from this exploration program early in 2011, Richmont expanded the annual campaign to approximately 50,000 metres. The increase in annual exploration costs at Wasamac to $6.6 million in 2011 versus $1.7 million in 2010 reflects the extensive drilling campaign completed during the year.

Specifically, favourable drill results released in May 2011 included 3.45 g/t Au over 46.60 metres, 2.66 g/t Au over 68.42 metres, 2.16 g/t Au over 65.66 metres, and 3.38 g/t Au over 13.68 metres (all true width), and were followed up with additional positive drill results in August 2011 that included 7.28 g/t Au over 31.40 metres in the Main Zone, 3.14 g/t Au over 9.99 metres and 3.45 g/t Au over 7.66 metres in Zone 1, 2.17 g/t Au over 32.88 metres in Zone 2, and 4.52 g/t Au over 12.17 metres in Zone 3 (all true width).

Following the completion of the 2011 drilling program on Wasamac, Richmont announced an updated resource estimate for the property in December 2011. Specifically, Measured and Indicated resources increased 35% to 556,385 Au ounces as of December 2011, from 411,073 Au ounces at the end of 2010, and Inferred resources increased 111% year-over-year to 2,130,532 Au ounces, from 1,007,875 Au ounces previously. These significant increases were generated by the extensive 2011 exploration drilling program as well as from the addition of existing geological data in the area surrounding the Main Zone.

The results obtained at Wasamac during the year further strengthened Richmont’s belief that Wasamac has the potential to play a pivotal role in the Corporation’s objective to expand its production profile. Richmont will continue to be very active on Wasamac in 2012, beginning with a 32,000 metre exploration drilling program focused in the upper portions of zones 1, 2 and 3 and the deeper part of the Main Zone. This drilling is currently underway, and technical work required for a preliminary economic assessment (“PEA”) for a 6,000 tonne per day underground operation is being completed. Richmont expects the PEA to be available at the end of the first quarter of 2012. For complete details regarding Wasamac’s updated resource calculation, please refer to the December 15, 2011 press release entitled “Richmont announces significant gold resource increase at Wasamac.” In addition, a Regulation 43-101 report on the updated Wasamac resource estimate was filed on SEDAR (www.sedar.com) on January 27, 2012.

Located 15 km west of Rouyn-Noranda, Quebec, the Wasamac property produced 252,923 ounces of gold between 1965 and 1971. The 7.58 km2 (757.65 hectares) property has no royalties or back-in-rights, and is less than 10 km east of the Francoeur Mine.

Monique

Richmont spent $2.3 million in exploration on the Monique gold property in 2011, versus $0.3 million in 2010. The annual increase reflects that Richmont completed over 8,100 metres of exploration drilling on Monique in 2011, with the objective of evaluating the potential for a small open pit operation on the property. The increase similarly highlights that numerous geotechnical, geomechanical and hydrogeological studies were completed on the property during the year.

In late December 2011, the Corporation announced Indicated open pit estimated resources of 728,164 tonnes grading 2.35 g/t for 55,112 ounces of gold. Richmont submitted the required documentation for permitting for an open pit operation on the property in November 2011, and also began a 1,700 metre surface drilling program in early December 2011.

Richmont Mines Inc. | 2011 Annual Report	17

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

In 2012, the Corporation’s objectives for Monique include processing a 5,000 tonne bulk sample at the Camflo Mill, located approximately 50 km away, and completing more technical work on the property in order to evaluate the potential extension of the resources at depth using more selective underground mining methods. Please see the December 20, 2011 press release entitled “Richmont Mines announces open pit resources at its Monique property” for additional details. A Regulation 43-101 report on the Monique property resource estimate was filed on SEDAR on February 3, 2012.

Located 25 km east of Val-d'Or, Quebec, in the heart of the Abitibi gold mining district, the Monique property covers an area of 5.39 km2 (539 hectares). The Property is located approximately 10 km east of the Beaufor Mine.

ADMINISTRATION EXPENSES

(in thousands of $)	2011	2010
	$	$

Salaries, directors’ fees and related benefits	2,603	2,077
Stock-based compensation	1,079	1,080
Depreciation	62	66
Other administration expenses	1,712	1,690

	5,456	4,913

Administrative expenses in 2011 were 11% higher than in 2010, primarily reflecting additional staff, higher compensation and increased benefits related to exercised stock options. In 2011, 899,400 options were exercised at a weighted average share price at the date of exercise of $8.26 compared to 401,000 options at $5.17 in 2010.

Stock-based compensation, which is a non-cash expense, remained unchanged from the 2010 expense although 281,600 options were granted in 2011 versus 846,000 options in 2010. Of the 281,600 options granted in 2011, 140,000 options were granted to new employees, and the balance of 141,600 options were new issuances for officers and employees.

The weighted-average fair value calculated according to the Black-Scholes model of evaluation at the date on which each option was granted was $4.98 in 2011, compared with $2.15 in 2010.

MINING AND INCOME TAXES EXPENSE

(in thousands of $)	2011	2010
	$	$

Current taxes	5,020	2,174
Future taxes	3,523	1,569

	8,543	3,743

For the fiscal year 2011, mining and income taxes totalled $8.5 million or 25% of pre-tax earnings of $34.5 million. During the year, the Corporation recognized future income tax assets of $1.1 million, which reduced the income tax expense by the same amount. Excluding this income tax asset of $1.1 million, the tax rate would be 28%, the effective tax rate for the Corporation.

18	Richmont Mines Inc. | 2011 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

2010 mining and income tax expense totalled $3.7 million or 29% of pre-tax income of $12.9 million, and reflected federal and provincial taxes and future mining and income taxes applicable for the year. A $0.5 million credit on mining duties from the previous year and a charge of $0.2 million relating to part XII.6 of the tax return of a subsidiary are included in this expense.

SENSITIVITY ANALYSIS

The Corporation’s financial results are sensitive to movements in the price of gold, and the US$/CAN$ exchange rate, as the Corporation mostly generates revenue in U.S. dollars and generally incurs expenses in Canadian dollars. The following table describes, for demonstration purposes only, the financial impact that changes in certain variables would generally have had on the Corporation’s 2011 net earnings.

Sensitivity Analysis

Variable	Change	Impact on net earnings
(in thousands of CAN$)

Price of gold (CAN$)	+/- CAN$50 per ounce	+/- 2,676

Exchange rate (US$/CAN$)	+/- US$/CAN$ 0.10	+/- 8,521

Richmont Mines Inc. | 2011 Annual Report	19

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

QUARTERLY REVIEW 2011
(in thousands of $, unless otherwise stated)				Quarter	Year
	Q1	Q2	Q3	Q4	2011

PRINCIPAL FINANCIAL DATA
Revenue	26,429	29,412	30,463	32,286	118,590
Cost of sales[1]	16,455	17,766	18,194	19,281	71,696
Exploration and project evaluation	894	3,345	3,786	3,022	11,047
Administration	1,301	1,324	1,312	1,519	5,456
Gain on disposal of long term assets	(3,000)	-	-	(10)	(3,010)
Accretion expense – asset retirement obligations	32	31	32	32	127
Financial revenue[2]	(51)	(172)	(751)	(213)	(1,187)
Mining and income taxes	2,086	2,105	1,803	2,549	8,543

Net earnings	8,712	5,013	6,087	6,106	25,918

Cash flow from operating activities	9,503	7,740	11,893	9,702	38,838
Investments in property, plant and equipment[3]	6,153	7,558	7,558	10,401	31,670

KEY PER-SHARE DATA
Net earnings
basic (CAN$)	0.27	0.16	0.19	0.19	0.81
diluted (CAN$)	0.27	0.16	0.19	0.18	0.80

Weighted average number of common shares outstanding (thousands)	31,271	31,543	31,733	32,691	31,813

OUNCES OF GOLD SOLD
Island Gold Mine	14,233	11,283	11,693	11,987	49,196
Beaufor Mine	5,001	8,802	6,139	7,005	26,947

Total	19,234	20,085	17,832	18,992	76,143

KEY PER-OUNCE OF GOLD DATA
Selling price (CAN$)	1,369	1,460	1,701	1,697	1,553
Exchange rate (2011 average)	0.9891	0.9891	0.9891	0.9891	0.9891
Selling price (US$)	1,384	1,476	1,720	1,716	1,570
Cash cost (US$)
Island Gold Mine	658	781	801	847	766
Beaufor Mine	972	772	1,070	941	921
Weighted average	740	776	894	882	821

Depreciation and depletion (US$)	124	115	136	143	129

Total cost (US$)	864	891	1,030	1,025	950
[1]	Expenses related to operating costs, royalties, and depreciation and depletion related to cost of sales are included.
[2]	Interest income, gains and losses on disposal of shares of publicly-traded companies and foreign exchange gains and losses are included.
[3]	Excluding an exploration tax credit of $2,554 in Q2, $1,831 in Q3 and $686 in Q4 for a total of $5,071 in 2011.

20	Richmont Mines Inc. | 2011 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

QUARTERLY REVIEW 2010
(in thousands of $, unless otherwise stated)				Quarter	Year
	Q1	Q2	Q3	Q4	2010

PRINCIPAL FINANCIAL DATA
Revenue	19,964	20,648	23,781	26,087	90,480
Cost of sales[1]	16,062	16,819	16,957	16,265	66,103
Exploration and project evaluation	810	1,805	2,708	2,033	7,356
Administration	1,105	1,287	1,079	1,442	4,913
Gain on disposal of long term assets	(489)	-	-	-	(489)
Accretion expense – asset retirement obligations	29	29	29	30	117
Financial revenue[2]	(30)	(125)	(132)	(182)	(469)
Other[3]	635	521	593	1,866	3,615

Net earnings	1,842	312	2,547	4,633	9,334

Cash flow from operating activities	5,173	1,579	6,196	5,331	18,279
Investments in property, plant and equipment	3,576	4,563	4,063	4,572	16,774

KEY PER-SHARE DATA
Net earnings
basic (CAN$)	0.08	0.01	0.09	0.15	0.33
diluted (CAN$)	0.07	0.01	0.09	0.15	0.32

Weighted average number of common shares outstanding (thousands)	26,111	26,646	30,872	31,040	28,687

OUNCES OF GOLD SOLD
Island Gold Mine	10,938	11,006	12,332	11,589	45,865
Beaufor Mine	4,903	4,601	5,752	7,002	22,258

Total	15,841	15,607	18,084	18,591	68,123

KEY PER-OUNCE OF GOLD DATA
Selling price (CAN$)	1,149	1,259	1,288	1,400	1,280
Exchange rate (2010 average)	1.0299	1.0299	1.0299	1.0299	1.0299
Selling price (US$)	1,116	1,222	1,251	1,359	1,243
Cash cost (US$)
Island Gold Mine	845	855	758	680	783
Beaufor Mine	832	1,052	812	815	867
Weighted average	841	914	775	730	810

Depreciation and depletion (US$)	83	91	101	113	97

Total cost (US$)	924	1,005	876	843	907
[1]	Expenses related to operating costs, royalties, custom milling and depreciation and depletion related to cost of sales are included.
[2]	Interest income, gains and losses on disposal of shares of publicly-traded companies and foreign exchange gains and losses are included.
[3]	Mining and income taxes expense and non-controlling interests are included.

Richmont Mines Inc. | 2011 Annual Report	21

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

ANNUAL REVIEW, 2007 TO 2011
(in thousands of $, except per share, per ounce and ounces sold data)
	IFRS		Canadian GAAP
(Years ended December 31)	2011	2010	2009	2008	2007

PRINCIPAL FINANCIAL DATA
Revenue[1]	118,590	90,480	71,884	70,591	38,071
Cost of sales[2]	71,696	66,103	54,262	46,556	25,965
Exploration and project evaluation[3]	11,047	7,356	7,066	10,547	3,288
Administration[3]	5,456	4,913	3,681	3,665	3,315
Loss (gain) on disposal of long term assets	(3,010)	(489)	(594)	29	(8,066)
Depreciation, depletion and write-off[3]	-	-	5,696	5,687	5,628
Accretion expense – asset retirement obligations[2]	127)	117	-	-	-
Financial revenue[1]	(1,187)	(469)	-	-	-
Mining and income taxes	8,543	3,743	1,475	437	1,306
Non-controlling interests	-	(128)	(38)	2,035	(36)

Net earnings	25,918	9,334	336	1,635	6,671

Cash flow from operating activities	38,838	18,279	2,967	12,117	5,999
Investments in property, plant and equipment	31,670	16,774	8,012	5,193	6,171
Cash, cash equivalents and shares of publicly-traded companies	64,425	41,341	21,880	26,142	29,117
Working capital	68,711	43,880	24,936	26,753	33,970
Shareholders’ equity	134,134	94,791	69,961	69,042	76,051

KEY PER-SHARE DATA (CAN$)
Net earnings
basic	0.81	0.33	0.01	0.07	0.28
diluted	0.80	0.32	0.01	0.07	0.28
Weighted average number of common shares outstanding (thousands)	31,813	28,687	26,108	24,047	24,159
Shares outstanding (thousands)	33,110	31,230	26,104	26,113	24,053

OUNCES OF GOLD SOLD
Island Gold Mine	49,196	45,865	38,879	38,037	7,302
Beaufor Mine	26,947	22,258	20,854	32,908	26,182
East Amphi Mine	-	-	-	-	12,709

Total	76,143	68,123	59,733	70,945	46,193

KEY PER-OUNCE OF GOLD DATA
Selling price (CAN$)	1,553	1,280	1,107	934	751
Exchange rate (annual average)	0.9891	1.0299	1.1420	1.0660	1.0748
Selling price (US$)	1,570	1,243	969	876	699
Cash cost (US$)
Island Gold Mine	766	783	736	659	621
Beaufor Mine	921	867	740	509	468
East Amphi Mine	-	-	-	-	492
Weighted average	821	810	737	590	499

Depreciation and depletion (US$)	129	97	73	68	96

Total cost (US$)	950	907	810	658	595

NUMBER OF EMPLOYEES (at December 31)	489	407	343	312	262
[1]

In 2011 and 2010, the income generated from silver sales, which was previously accounted for as a reduction of operating costs, is included in revenue. Also, under IFRS, interest income, gains and losses on disposal of shares of publicly-traded companies and foreign exchange gains and losses are now presented separately as financial revenue and are not included in revenue.

[2]

In 2011 and 2010, cost of sales includes operating costs, royalties, custom milling and depreciation and depletion related to cost of sales. Accretion expense of asset retirement obligations is now presented separately.

[3]	In 2011 and 2010, depreciation and depletion expenses are allocated to function rather than being showed as a separate line in the income statement.

22	Richmont Mines Inc. | 2011 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

SUMMARY OF RESULTS FOR THE FOURTH QUARTER

(in thousands of $)	2011	2010
	$	$

Revenue	32,286	26,087
Expenses	26,180	21,454
Net earnings	6,106	4,633
Cash flow from operating activities	9,702	5,331

Total fourth quarter revenue increased to $32.3 million in 2011, versus $26.1 million in the comparable period of 2010. The notable 24% year-over-year increase was driven by a 21% increase in the average selling price per ounce of gold in Canadian dollars and a 2% increase in the number of gold ounces sold. Specifically, 18,992 ounces of gold were sold in the fourth quarter of 2011 at an average price of US$1,716 (CAN$1,697), versus gold sales of 18,591 ounces in the same period last year, at an average price of US$1,359 (CAN$1,400).

Fourth quarter expenses increase to $26.2 million in 2011 versus $21.5 million in the prior year, primarily a reflection of higher cost of sales, exploration and project evaluation costs, administration costs and higher mining and income taxes. Cost of sales rose 19% year-over-year in the fourth quarter of 2011 to $19.3 million, reflecting the greater level of tonnes processed from the Island Gold Mine, higher costs at the Beaufor Mine and higher depreciation and depletion at both mines stemming from increased gold sales and a higher rate. The total average cash cost per ounce of gold sold decreased to US$882 (CAN$872) in the fourth quarter from US$894 (CAN$884) in the third quarter of 2011, primarily as a result of improved recovered grades at the Beaufor Mine. On a year-over-year basis, however, fourth quarter total average cash cost per ounce of gold sold increased from US$730 (CAN$752) in the comparable period of 2010, reflecting a decrease of the recovered grade at Island Gold Mine and increased mining costs at the Beaufor Mine.

CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance was $63.5 million at December 31, 2011, an increase of $23.5 million over the $40.0 million balance at December 31, 2010. This increase is attributable to the completion of a private placement in October 2011 that generated a total cash consideration of $10.3 million, combined with $38.8 million of cash generated from operations and $3.0 million obtained from the sale of the Valentine Lake property in the first quarter of the year. This increase was offset by investments of $31.7 million in property, plant and equipment, of which $19.2 million were invested to advance the Francoeur Mine towards commercial production.

At December 31, 2011, Richmont had working capital of $68.7 million compared with $43.9 million at December 31, 2010. The $24.8 million increase reflected a $23.5 million increase in cash and cash equivalents, an $8.9 million increase in credit and taxes receivable, offset by a $2.7 million increase in account payables and accrued charges and an increase of $5.8 million in mining and income taxes payable.

CAPITAL RESOURCES

The Corporation issued 899,400 common shares during 2011 and 401,000 common shares during 2010 following the exercise of stock options, for a total cash consideration of $2.8 million and $1.5 million respectively.

In October 2011, the Corporation issued, as part of a private placement, 980,500 common shares at $10.50 each, for a total cash consideration of $10.3 million and 245,125 stock warrants. An amount of $0.5 million was incurred in relation to the issuance of common shares, creating a future tax asset of $0.1 million.

Richmont Mines Inc. | 2011 Annual Report	23

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

In June 2010 the Corporation issued 3,300,000 common shares at $5.00 each, for gross proceeds of $16.5 million, as part of a financing by short-form prospectus. Net proceeds of $15.2 million were used for development work at Richmont’s projects, primarily the Francoeur Mine in Quebec, and for general corporate purposes.

Also, on June 30, 2010, the Corporation issued 1,425,407 common shares at a price of $4.69 each, following Richmont’s successful acquisition of the outstanding 30% of the issued and outstanding shares of Louvem Mines Inc. that it did not previously own.

The Corporation had 33.1 million shares outstanding as of December 31, 2011.

Richmont Mines’ main investment allocations in 2012 will be at its Francoeur Mine and W Zone, and the Corporation expects to fund these investments with existing cash and cash equivalents and with cash flow from operations.

COMMITMENTS, CONTINGENCIES AND SUBSEQUENT EVENT

The Corporation is subject to royalty payments on 50% of the Beaufor Mine’s production, at a rate of $30 per ounce produced, a 3% Net Smelter Return royalty per ounce produced at the Island Gold Mine and on other properties if such other properties are brought into commercial production.

The Corporation is committed, under a lease expiring in November 2014, to pay a sum of $0.2 million for office space. Minimum lease payments for the next three years amount to $0.08 million annually.

On May 9, 2011, the Corporation announced the signing of an option agreement with Globex Mining Enterprises Inc. to acquire a 100% interest in five claims. Under the terms of the agreement, the Corporation paid $0.5 million and to maintain the option must pay an additional $0.5 million in November 2012. In addition, the Corporation will have to incur $1 million in expenditures on the claims before November 2012 and incur an additional $1 million before thirty-six months following the signing of the agreement. To exercise its option to acquire the claims, the Corporation will then have to pay $2 million and issue 500,000 common shares in May 2014. Finally, following the acquisition, the Corporation will have to incur an additional $1 million in expenditures on the claims within a twelve month period. The Corporation can abandon its right to exercise the option at any time by providing a written notice to this effect thirty days prior to the date of such cancellation.

The Corporation is involved in two legal proceedings. The first one involves a lawsuit against a supplier (the “company”) for non-compliance of a supply agreement, which has resulted in additional costs for the Corporation. The company disputed the amount claimed by the Corporation, and counter-sued the Corporation for an amount higher than the Corporation’s original claim amount, on the basis that the company had to absorb substantial costs following the breach of contract. The second dispute is related to an invoice that the Corporation is contesting because the amount invoiced included costs stemming from work that the Corporation had not previously authorized. This work was not specified in the contract, and did not meet the parameters of the signed contract that stated that any additional work required prior approval. The parties have chosen to transfer the case to arbitrators as stipulated in the contract. Management is of the opinion that the basis of these litigations is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect. Furthermore, a fully owned subsidiary, acquired in December 2008, is currently subject to a tax review concerning a December 2006 financing done through the issuance of flow-through shares. The purpose of the review is to ensure that the expenditures made are acceptable Canadian Exploration Expenses under the laws of flow-through share financing. No provision has been accounted for in the financial statements as Management is of the opinion that this financing was compliant with the applicable laws.

On February 1, 2012, the Corporation completed a private placement of $10 million with the Vice Chairman of the Corporation’s Board of Directors and two members of his immediate family (the “Investors”) in the form of debentures convertible into the Corporation’s common shares. The debentures, which expire in 5 years, bear a 7.6% annual interest rate and are convertible into the Corporation’s common shares at a conversion price of $12.17 per common share at the option of the Investors at any time following the date of issuance. The Investors will have the right to demand payment of the debentures in full at any time 18 months from the date of issue, and the Corporation will have the right to redeem the debentures in full, at any time after 24 months from the date of issue.

24	Richmont Mines Inc. | 2011 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

RELATED PARTIES

One member of the Board of Directors is a partner at a law firm. During 2011, the Corporation received professional services from this firm for a total consideration of $0.03 million, including taxes ($0.01 million in 2010).

The corporate secretary is a partner at a law firm. During 2011, the Corporation received professional services from this firm for a total consideration of $0.2 million, including taxes ($0.6 million in 2010).

The Corporation has not entered into any other transactions with related parties, with the exception of transactions occurring in the course of normal business activities.

OFF-BALANCE-SHEET TRANSACTIONS

In 2011 and 2010, the Corporation was not involved in any off-balance-sheet transactions.

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments and short-term gold hedging contracts. As at December 31, 2011 and 2010, Richmont Mines had no gold hedging contracts and no currency exchange contracts. In these years, no gain or loss related to derivative financial instruments or to short-term gold hedging contracts was recorded in the financial statements.

The Corporation has classified its shares of publicly-traded companies as available-for-sale financial assets, cash and cash equivalents and receivables as loans and receivables, and its payables, accruals and provisions as financial liabilities. All financial instruments are measured at fair value with the exception of loans and receivables, held-to-maturity investments and financial liabilities, which are measured at amortized cost.

Cash and cash equivalents, receivables and payables, accruals and provisions are recorded at book value and represent their approximate fair value, as these items will be realized or settled in the short term.

Available-for-sale financial assets are measured at fair value, with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet, either through a sale or when a permanent decline in value is recognized. The fair value of shares of publicly-traded companies is the bid price.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of assumptions that have a significant impact on revenue and expenses as well as on the amounts of assets and liabilities. The following factors represent the estimates that management considers the most significant, and for which the actual amounts may differ considerably thereby affecting operating results.

Richmont Mines Inc. | 2011 Annual Report	25

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Mineral reserves

The main parameters used to determine the mineral reserves of Beaufor Mine and Island Gold Mine are the following:

	2011	2010

Gold (US$/ounce)	1,200	1,000
Exchange rate (US$/CAN$)	1.00	1.00
Gold (CAN$/ounce)	1,200	1,000

The mineral reserves of the Francoeur Mine were prepared in August 2009 and reviewed in May 2010 using a gold price of US$800 and an exchange rate of 1.00.

Period of depletion of mining sites in production

Property, plant and equipment of mining sites in production are depleted according to the units-of-production method to write down the cost to residual value. Management estimates the residual value of property, plant and equipment in function of the estimated fair value as of the financial position date. For these assets, the depletion rate is calculated based on the number of ounces of gold sold in proportion to the number of ounces in Proven and Probable reserves.

Proven and Probable reserves are estimates of the quantity of ore that could be economically and legally extracted from a mine. Richmont Mines estimates its reserves using information compiled by qualified persons who work for the Corporation. This information relates to geological data on the size, depth and shape of the deposit and requires geological assessments to interpret the data. The assessment of Proven and Probable reserves is based on factors such as the estimated exchange rate, price of metals, capital investments required and production costs stemming from geological assumptions based on the size and grade of the deposit. Changes in Proven and Probable reserves could have an impact on the net carrying amount of property, plant and equipment, asset retirement obligations, recognition of deferred tax assets and amortization, depreciation and depletion expenses.

Asset retirement obligations

The Corporation assesses its asset retirement obligations annually. Determining these obligations requires significant estimates and assumptions due to the numerous factors that affect the amount ultimately payable. Such factors include estimates of the scope and cost of restoration activities, legislative amendments, known environmental impacts, the effectiveness of reparation and restoration measures and changes in the discount rate. This uncertainty may lead to differences between the actual expense and the allowance. At the date of the statement of financial situation, asset retirement obligations represent management’s best estimate of the charge that will result when the actual obligation is terminated.

Impairment test of property, plant and equipment

Determining if there are any facts and circumstances indicating impairment losses or reversal of impairment losses is a subjective process involving judgment and a number of estimates and interpretations in many cases. When an indication of impairment loss or a reversal of an impairment loss exists, the recoverable amount of the individual asset must be estimated. If it is not possible to estimate the recoverable amount of the individual asset, the recoverable amount of the cash-generating unit to which the asset belongs must be determined.

The assumption used in the asset valuation process was a price of CAN$1,655 per ounce of gold in 2012, CAN$1,588 in 2013, CAN$1,483 in 2014, CAN$1,450 in 2015 and CAN$1,375 in 2016. These prices are used in order to estimate future revenues and are based on an average price obtained from mining industry analysts.

26	Richmont Mines Inc. | 2011 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

An impairment loss is recognized when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of fair value less costs to sell and value-in-use. To determine the value-in-use, management estimates expected future cash flows from each asset or cash-generating unit and determines a suitable interest rate in order to calculate the present value of those cash flows. In most cases, determining the applicable discount rate involves estimating the appropriate adjustment to market risk and the appropriate adjustment to asset-specific risk factors. In the process of measuring expected future cash flows, management makes assumptions about future operating results, such as future metal production (Proven and Probable reserves), estimated future metal prices, operating, capital and site restoration expenses and estimated future foreign exchange rates.

Income taxes and deferred mining taxes

The Corporation is subject to taxes from different tax jurisdictions. It maintains allowances for uncertain tax positions that, in its opinion, appropriately reflect the risks related to the tax positions subject to discussions, audits, differences of opinion and appeals with the tax authorities or that are otherwise uncertain. These allowances are determined using best estimates of the amount payable based on a qualitative assessment of all relevant information. These allowances are reassessed at the end of each financial reporting period to determine if the amount is sufficient. However, audits by the tax authorities could subsequently result in an additional liability. Upon the definite resolution of a tax issue resulting in a tax amount that differs from the initially recognized tax expense, the difference is recognized in the tax expense of the period of definitive settlement.

The assessment of availability of future taxable profits involves judgment. A deferred tax asset is recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized.

Share-based remuneration expense

The estimation of share-based payment costs requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The Corporation has made estimates as to the volatility of its own shares, the probable life of options, the time of exercise of those options and expected extinguishments. The model used by the Corporation is the Black-Scholes model.

Provisions and contingent liabilities

Judgments are made as to whether a past event has led to a liability that should be recognized in the consolidated financial statements or disclosed as a contingent liability. Quantifying any such liability often involves judgments and estimations. These judgments are based on a number of factors including the nature of the claims or dispute, the legal process and potential amount payable, legal advice received, past experience and the probability of a loss being realized. Several of these factors are sources of estimation uncertainty.

Start of development phase

The Corporation evaluates the potential of each project to determine when the project should progress from the exploration phase to the development phase. Once Management has determined that a project has demonstrated a potential for development, and a feasibility study supports its commercial viability and its economic benefit, the project moves into the development phase once approval has been given by the Board of Directors. Expenditures related to the project are capitalized as of this time.

Richmont Mines Inc. | 2011 Annual Report	27

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Start of commercial production

Management assesses the stage of completion of each mine under development to determine when it begins commercial production. The Corporation considers a number of criteria to determine when a mine enters into commercial production, thereby resulting in reclassification from “mine under development” to “mining site under production”. The following criteria are used:

  Production capacity achieved

  Recovered grade

  Stage of completion of development work

When a mine under development becomes a mining site under production, previously capitalized costs are allocated among the various assets, such as inventory, development expenses, buildings and equipment. Additionally, from that time, some previously capitalized costs are then recognized as expenses and the related income is recognized as precious metals revenue. Depreciation/depletion begins at that time as well.

CHANGES TO ACCOUNTING POLICIES

Transition to International Financial Reporting Standards

The Corporation has adopted International Financial Reporting Standards (“IFRS”) for its 2011 fiscal year as required by the Accounting Standards Board of the Canadian Institute of Chartered Accountants. Note 24 of our consolidated financial statements ended December 31, 2011 contains a detailed description of our conversion to IFRS, including a line-by-line reconciliation of financial statements previously prepared under Canadian GAAP to those under IFRS.

Below please find a summary of the important elements regarding the transition:

IFRS 1 “First-time adoption of International Financial Reporting Standards” is a financial reporting standard that provides the framework for the transition to IFRS. The general principle under IFRS 1 is retroactive application, such that the opening financial position for the comparative year financial statements is to be restated as though the Corporation had always applied IFRS, with the net impact shown as an adjustment to opening retained earnings (deficit). However, IFRS 1 contains certain mandatory exceptions and permits certain optional exemptions from full retroactive application. Furthermore, several important differences exist between the accounting methods previously applied under Canadian GAAP and the new accounting methods applied under IFRS. The following section provides a brief description of the prescribed exceptions, the used exemptions, as well as the differences between the accounting methods using Canadian GAAP and the new accounting methods using IFRS that have an impact for the Corporation.

IFRS mandatory exceptions at the time of the transition

  Estimates – Hindsight is not used to create or revise estimates. The estimates previously made by the Corporation under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

  Derecognition of financial assets and liabilities – Financial assets and liabilities that were derecognized before January 1, 2010 in accordance with its previous Canadian GAAP shall not be recognized in accordance with IFRS.
  The Corporation has early adopted IFRS 1 modification regarding the first-time adoption of the exception, which is January 1, 2010.

28	Richmont Mines Inc. | 2011 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

  Non-controlling interests – Since the Corporation elected to apply the exemption for business combinations to business combinations that occurred after January 1, 2008, the Corporation must apply the following requirements from IAS 27 (amended in 2008), “Consolidated and separate financial statements” prospectively from January 1, 2008.

(a)

the requirement that total comprehensive income is attributed to the shareholders of Richmont Mines Inc. and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance;

(b)	the requirements for accounting for changes in the parent's ownership interest in a subsidiary that do not result in a loss of control; and

(c)

the requirements for accounting for a loss of control over a subsidiary, and the related requirements of which a entity that is committed to a sale plan involving loss of control of a subsidiary shall classify all the assets and liabilities of that subsidiary as held for sale when the criteria underlying such presentation are met, regardless of whether the entity will retain a non-controlling interest in its former subsidiary after the sale.

Exemptions applied at the time of the transition and the differences in the accounting methods

  Business combinations – IFRS 1 provides the option to apply IFRS 3R “Business combinations” prospectively from the transition date or to choose a date from which the business combinations will be restated. The retrospective basis would require the restatement of all business combinations that occurred prior to the transition date. The Corporation elected to retrospectively apply IFRS 3R to business combinations that occurred after January 1, 2008 Only one business combination occurred between this date and the transition date.

Under Canadian GAAP, shares issued as consideration are measured at their market price a few days before and after the date that the proposed transaction was announced while under IFRS, shares issued as consideration are measured at their market value on the transaction closing date. In addition, under IFRS, the investment in the variable interest entity is considered as investment in a subsidiary since the Corporation has the power to govern the financial and operating policies of the entity under an agreement. Also, when the acquired entity is already controlled and consolidated in financial statements, changes in the percentage of the parent Corporation’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. Under Canadian GAAP, an increase in the participation in consolidated assets and liabilities of a variable interest entity was recorded based on the fair value acquired.

Consequently, on the transition date:

(a)

Share capital increased by $225 relative to the re-measurement of the shares issued as consideration for the acquisition, less issue costs of $80. The difference of $145 was recorded as an increase to the retained deficit.

(b)

Property, plant and equipment were reduced by $2,991, deferred mining taxes were reduced by $309 and the difference of $2,682 was recorded as an increase to the retained deficit. As a result, depreciation in future years will be lower.

  Stock-based compensation – IFRS 1 encourages, but does not require, the application of IFRS 2 “Shared-based Payment” to equity instruments that were granted on or before November 7, 2002. A first-time adopter is also encouraged, but not required, to apply IFRS 2 to equity instruments that were granted after November 7, 2002 and vested before the date of transition or on January 1, 2005, whichever is later. The Corporation has elected to apply IFRS 2 only to equity instruments that were granted before the date of transition but that were not entirely vested at this time.

Richmont Mines Inc. | 2011 Annual Report	29

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Under Canadian GAAP, the total fair value of the award is recognized on a straight-line basis over the employment period necessary to vest the award, whereas under IFRS, each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. Furthermore, contrary to Canadian GAAP, the Corporation is required to estimate the number of awards expected to vest, instead of posting the forfeiture of awards when they occur.

Consequently, on the transition date:

(a)

The Corporation increased its retained deficit by $93, which corresponds to the increase of the stock-based compensation expenses recorded before the transition date. This resulted in an increase of the contributed surplus by an equivalent amount. Thus, the effect on the equity was nil.

(b)	The new accounting rules concerning stock-based compensation will result in higher expenses at the beginning of the vesting period instead of being equally distributed over the years of employment.

  Asset retirement obligations – The Corporation elected to adopt the exemption from IFRS 1 allowing a first-time adopter not to comply with requirements from IFRIC 1 “Changes in Existing Decommissioning, Restoration and Similar Liabilities” for changes in such liabilities that occurred before the date of transition. By applying this exemption, the Corporation has measured the liability as at the date of transition, has estimated the amount that would have been included in the cost of the related asset when the liability first arose, by discounting the liability to that date using its best estimate of the historical risk-adjusted discount rate that would have applied for that liability over the intervening period, and has calculated the accumulated depreciation on that amount, as at the date of transition, on the basis of the current estimate of the useful life of the asset, using the depreciation policy adopted by the Corporation in accordance with IFRS. The residual of this adjustment at the date of transition must be registered in the opening retained deficit.

Under Canadian GAAP, the provision for asset retirement obligations is not adjusted for changes in the discount rate, whereas it must be adjusted at the time of a change in the discount rate under IFRS.

Consequently, on the transition date:

(a)

The evaluation of the liability resulted in a reduction of $82 of the asset retirement obligations and a net reduction of $60 of the corresponding Property, plant and equipment. Consequently, the Corporation has reduced its retained deficit by $22.

Retroactive application

There is no exemption under IFRS 1 for first time adopters regarding the accounting of flow through shares. Therefore, the treatment under IFRS needs to be applied retrospectively. Under Canadian GAAP, the entire proceeds received on the issuance of flow-through shares is recorded to share capital. When the renouncement of the tax deductions related to the resource expenditure for income tax purposes, temporary taxable differences are created and a deferred income tax is recorded. The related charge is treated as share issue costs. Under IFRS, issuance of flow-through shares is accounted for similarly to the issuance of a compound financial instrument. The liability component represents the obligation to revert the tax benefit to the investors. Proceeds from the issuance of flow-through shares are allocated between shares issued and a liability using the residual method. Proceeds are first allocated to shares according to the quoted price of existing shares at the time of issuance and any residual in the proceeds, which represents the premium paid, is allocated to the liability. When the Corporation has renounced to its deductions and has incurred its eligible expenditures, the sale of tax deductions is recognized in the income statement as a reduction of deferred tax expenses and a deferred tax liability is recognized for the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures capitalized as an asset and its tax base, the difference is recorded as a deferred tax expenses.

30	Richmont Mines Inc. | 2011 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Consequently, on the transition date:

a)

The Corporation has increased its share capital by $2,267 which represents tax benefits (net of the premium paid) that were previously recorded in reduction of share capital. The difference has been recorded as an increase to the retained deficit.

Presentation differences

Certain presentation differences between previous GAAP and IFRS have no impact on consolidated reported earnings or total equity. These include:

The income generated from silver sales that was previously accounted for as a reduction of operating costs henceforth has to be presented as income. Consequently, the cash cost per ounce in 2010 of the Beaufor and Island Gold mines were adjusted in the following manner:

For the three months ended December 31, 2010		Beaufor		Island Gold
	US$	CAN$	US$	CAN$

Cash cost per ounce – Canadian GAAP	814	838	676	696
Silver sales present as income	1	1	4	4
Cash cost per ounce – IFRS	815	839	680	700

For the year ended December 31, 2010		Beaufor		Island Gold
	US$	CAN$	US$	CAN$

Cash cost per ounce – Canadian GAAP	866	891	780	803
Silver sales present as income	1	1	3	3
Cash cost per ounce – IFRS	867	892	783	806

Non-controlling interests are classified as a component of equity as a single separate line item and they are not included as a component of net income, but rather an allocation of net income.

Depreciation and depletion expenses are allocated to function rather than being showed as a separate line in the income statement.

Royalties and custom milling expenses, which were presented as separate lines in the income statement, are now included in the cost of sales and are detailed in a note.

Interest income, gains and losses on disposal of shares of publicly-traded companies, and foreign exchange gains and losses are now presented after operating earnings, instead of being included in revenues previously.

Richmont Mines Inc. | 2011 Annual Report	31

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Reconciliation of Canadian GAAP to IFRS

The following tables present the impact of the transition by showing the reconciliation of consolidated Equity and consolidated net earnings between Canadian GAAP and IFRS for the indicated periods:

Reconciliation of consolidated Equity

For the periods ended:	December 31,	January 1,
	2010	2010
	$	$

Equity under Canadian GAAP	96,851	67,975

Impact of the transition to IFRS:
Business combinations	(2,295)	(2,682)
Stock-based compensation	-	-
Asset retirement obligations	235	22
Non-controlling interests	-	1,986

Total Equity under IFRS	94,791	67,301

Reconciliation of consolidated net earnings

For the year to date period ended:	December 31,
2010
$

Net earnings under Canadian GAAP	8,883

Impact of the transition to IFRS:
Business combinations	386
Stock-based compensation	(276)
Asset retirement obligations	213

Net earnings under IFRS	9,206

32	Richmont Mines Inc. | 2011 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

FUTURE ACCOUNTING PRONOUNCEMENTS

At the date of authorization of these consolidated financial statements, new standards, amendments and interpretations to existing standards have been published by the International Accounting Standards Board (“IASB”) but are not yet effective, and have not been adopted early by the Corporation.

Management anticipates that all of the pronouncements not yet effective will be adopted in the Corporation’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Corporation’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Corporation’s consolidated financial statements.

IFRS 9 Financial Instruments

The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning January 1, 2013. Further chapters dealing with impairment methodology and hedge accounting are still being developed. Management has yet to assess the impact of this new standard on the consolidated financial statements. However, they do not expect to implement IFRS 9 until all of its chapters have been published and they can comprehensively assess the impact of all changes.

Consolidation Standards

A package of consolidation standards are effective for annual periods beginning or after January 1, 2013. Information on these new standards is presented below. Management has yet to assess the impact of these new and revised standards on the consolidated financial statements.

IFRS 10 Consolidated Financial Statements
IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. It revised the definition of control together with accompanying guidance to identify an interest in a subsidiary. However, the requirements and mechanics of consolidation and the accounting for any non-controlling interests and changes in control remain the same.

IFRS 11 Joint Arrangements
IFRS 11 supersedes IAS 31 Interests in Joint Ventures (IAS 31). It aligns more closely the accounting by the investors with their rights and obligations relating to the joint arrangement. In addition, IAS 31’s option of using proportionate consolidation for joint ventures has been eliminated. IFRS 11 now requires the use of the equity accounting method, which is currently used for investments in associates.

IFRS 12 Disclosure of Interests in Other Entities
IFRS 12 integrates and makes consistent the disclosure requirements for various types of investments, including unconsolidated structured entities. It introduces new disclosure requirements about the risks to which an entity is exposed from its involvement with structured entities.

Consequential amendments to IAS 27 and IAS 28 Investments in Associates and Joint Ventures
IAS 27 now only deals with separate financial statements. IAS 28 brings investments in joint ventures into its scope. However, IAS 28’s equity accounting methodology remains unchanged.

Richmont Mines Inc. | 2011 Annual Report	33

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

IFRS 13 Fair Value Measurement

IFRS 13 does not affect which items are required to be fair-valued, but clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. It is applicable for annual periods beginning on or after January 1, 2013. Management has yet to assess the impact of this new standard.

Amendments to IAS 1 Presentation of Financial Statements

The IAS 1 Amendments require an entity to group items presented in other comprehensive income into those that, in accordance with other IFRSs: (a) will not be reclassified subsequently to profit or loss and (b) will be reclassified subsequently to profit or loss when specific conditions are met. It is applicable for annual periods beginning on or after July 1, 2012. Management expects this will change the current presentation of items in other comprehensive income; however, it will not affect the measurement or recognition of such items.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

This new interpretation addresses accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current asset. This interpretation also provides guidance for the initial measurement, depreciation or amortization and impairment of such assets. It is applicable for annual periods beginning on or after January 1, 2013. Management has not yet assessed the impact of the adoption of this new interpretation on its consolidated financial statements.

34	Richmont Mines Inc. | 2011 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL ANNUAL INFORMATION

Labour relations

Richmont Mines offers its employees a compensation package including attractive benefits and a stock-option plan for management. The Corporation employed a total of 489 workers and 87 contractors at December 31, 2011, versus 407 workers and 84 contractors at December 31, 2010.

Work safety is a priority for Richmont Mines, and the Corporation spares no effort in this regard. There is a very active health and safety committee at the Beaufor Mine and the Camflo Mill, and Richmont Mines has a good record of health and safety in the workplace. At the Island Gold Mine, where the health and safety record covers only a relatively short period, procedures for health and safety at the workplace have been instituted, in compliance with Ontario laws. At the Francoeur Mine, set to begin commercial production in 2012, procedures for health and safety at the workplace are being put in place in compliance with Quebec laws.

The Corporation’s operating mines and mill achieved noteworthy health and safety records in 2011. More specifically, the Island Gold Mine and Camflo Mill attained one and two years, respectively, without a lost-time accident in 2011, and the Beaufor Mine reached the notable milestone of four years without a lost-time accident. Richmont management would like to thank our employees for their immeasurable contribution to the Corporation’s strong health and safety record, and congratulate each and every one of them for their ongoing commitment and day to day involvement.

Environment

Respect for the environment is one of our Corporation’s main preoccupations. Consequently, our management and employees make every effort to respect increasingly strict environmental regulations. The Corporation provides for the adequate closure of its operating sites once reserves are depleted. In 2011, Richmont Mines guaranteed the restoration of its mining sites through letters of credit, in the amount of $2.3 million, $0.1 million of restricted deposits with the Quebec government and $0.2 million of restricted deposits with the Ontario government. Tailings sites are one of the most critical environmental concerns for gold producers. However, Richmont Mines’ tailings sites are not acid-generating, which greatly simplifies future site-restoration projects and reduces their cost.

Disclosure controls and internal controls over financial reporting

Management, including the President and Chief Executive Officer and the Financial Director, have designed disclosure controls and procedures, or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Corporation has been made known to them and has been properly disclosed in the annual regulatory filings.

An evaluation was carried out, under management supervision, of the effectiveness of the Corporation’s disclosure controls and procedures, as at December 31, 2011, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Based on this evaluation, management has concluded that the design and operation of these disclosure controls and procedures were effective.

Management, including the President and Chief Executive Officer and the Financial Director, have also designed internal controls over financial reporting, or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. An evaluation was carried out, under management supervision, of the effectiveness of our internal control over financial reporting, as at December 31, 2011, using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as at December 31, 2011.

Richmont Mines Inc. | 2011 Annual Report	35

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

RISK FACTORS

The following risk factors should be carefully considered when evaluating an investment in the Corporation’s common shares:

Risks Associated with the Mining Industry

The exploration of mineral properties is highly speculative, involves substantial expenditures and is frequently unsuccessful.

The Corporation's profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Corporation actively seeks to replace and expand its mineral reserves, primarily through exploration and development as well as through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, the Corporation's current or future exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

The Corporation's financial performance and results may fluctuate widely due to volatile and unpredictable commodity prices and changes in the exchange rate between the U.S. and Canadian Dollars.

The Corporation's earnings are directly related to commodity prices as revenues are derived principally from the sale of gold. Gold prices fluctuate widely and are affected by numerous factors beyond the Corporation's control, including central bank purchases and sales, producer hedging and de-hedging activities, expectations of inflation, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand, political and economic conditions, production costs in major gold-producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may materially adversely affect the Corporation's financial performance or results of operations. If the market price of gold falls below the Corporation's total cash costs per ounce of production at one or more of its projects at that time and remains so for any sustained period, the Corporation may experience losses and/or may curtail or suspend some or all of its exploration, development and mining activities at such projects or at other projects. Also, the Corporation's evaluation of proven and probable reserves at its current mines were based on a market price of gold between $800 and $1,200 per ounce. If the market price of gold falls below this level, the mines may be rendered uneconomic and production may be suspended. The Corporation's policy and practice is not to sell forward its future gold production; however, under the Corporation's price risk management policy, approved by the Corporation's board of directors (the "Board"), the Corporation may review this practice on a project by project basis. The Corporation may occasionally use derivative instruments to mitigate the effects of fluctuating byproduct metal prices; however, these measures may not be successful.

36	Richmont Mines Inc. | 2011 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The volatility of gold prices is illustrated in the following table which sets out, for the periods indicated, the high, low and average afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix").

(US$ per ounce)	2011	2010	2009	2008	2007	2006

High price	1,895	1,421	1,212	1,011	841	725
Low price	1,319	1,058	810	712	608	525
Average price	1,572	1,225	972	872	695	604

On February 23, 2012, the London P.M. Fix was US$1,777 per ounce of gold.

The Corporation's operating results and cash flow are significantly affected by changes in the U.S. dollar/Canadian dollar exchange rate. All of the Corporation's precious metals revenues are earned in U.S. dollars but the majority of its operating costs at its mines, are in Canadian dollars. The U.S. dollar/Canadian dollar exchange rate has fluctuated significantly over the last several years. From January 1, 2006 to January 1, 2012, the Noon Buying Rate fluctuated from a high of CAN$1.3000 per US$1.00 to a low of CAN$0.9170 per US$1.00. Historical fluctuations in the U.S. dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations.

The Corporation has no gold hedging contracts and no U.S. dollar exchange contracts. However, the Corporation may engage in hedging activities in the future. Hedging activities are intended to protect a corporation from the fluctuations of the price of gold and to minimize the effect of declines in gold prices on results of operations for a period of time. Hedging activities may protect a corporation against low gold prices, however, they may also limit the price that can be realized on gold that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract. The Corporation continually evaluates the potential short- and long-term benefits of engaging in such derivative strategies based upon current market conditions. However, the use of byproduct metal derivative strategies may not benefit the Corporation in the future. There is a possibility that the Corporation could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Corporation could fail to produce enough precious metals to offset its forward delivery obligations, causing the Corporation to purchase the metal in the spot market at higher prices to fulfill its delivery obligations or, for cash settled contracts, make cash payments to counterparties in excess of precious metals revenue. If the Corporation is locked into a lower than market price forward contract or has to buy additional quantities at higher prices, its net income could be adversely affected.

Also, the Corporation may in the future, if it considers it advisable, enter into hedging arrangements with a view to reducing some risks associated with foreign exchange exposure. However, such hedging strategies may not prove to be successful and foreign exchange fluctuations may materially adversely affect the Corporation's financial performance and results of operations.

Richmont Mines Inc. | 2011 Annual Report	37

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

If the Corporation experiences mining accidents or other adverse conditions, the Corporation's mining operations may yield less gold than indicated by its estimated gold production and to the extent not adequately covered by insurance may result in possible adverse financial consequences to the Corporation.

The Corporation's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts, slope and pit wall failures, dams, fires or flooding or as a result of other operational problems such as a failure of mining, production and milling equipment. In addition, production may be reduced or curtailed if, during the course of mining, unfavourable, unusual or unexpected geological or geotechnical formations or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment, data on which engineering assumptions are made prove faulty or dilution increases. The Corporation may also encounter shortages or interruptions of economical electricity and adequate water supplies at its mines and production facilities which may adversely affect operations. Finally, inclement weather conditions, floods and the occurrence of other adverse natural phenomena at its mine and production sites may curtail, interrupt or delay mining and production operations and the ability of the Corporation to transport and market its production. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Corporation's failure to achieve current or future production estimates and may make profitable mineral deposits unprofitable for continued production. In addition, the occurrence of industrial accidents may result in personal injury or death and damage to property which may result in possible legal liability to the Corporation and if not adequately covered by insurance possible adverse financial consequences to the Corporation. The occurrence of any of these factors could materially and adversely affect a project and as a result materially and adversely affect the Corporation’s business, financial condition, results of operations and cash flow.

The exploration and development of new mineral deposits is subject to numerous risks and uncertainties which may adversely affect the Corporation’s ability to expand or replace its existing production.

The exploration process generally begins with the identification and appraisal of mineral prospects. Exploration and development projects have no operating history upon which to base estimates of future operating costs and capital requirements. Mining projects frequently require a number of years and significant expenditures during the mine development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits, acquiring title to prospects and the receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

  estimation of reserves;

  anticipated metallurgical recoveries;

  environmental considerations and permitting;

  estimates of future gold prices; and

  anticipated capital and operating costs of such projects.

Exploration and development of mineral deposits thus involve significant financial risks which a combination of careful evaluation, experience and knowledge may not eliminate. The discovery of an ore body may result in substantial rewards, however, few properties which are explored are ultimately developed into producing mines. A mine must generate sufficient revenues to offset operating and development costs such as the costs required to establish reserves by drilling, to develop metallurgical processes, to construct facilities and to extract and process metals from the ore. Once in production, it is impossible to determine whether current exploration and development programs at any given mine will result in the establishment of new reserves.

38	Richmont Mines Inc. | 2011 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Newly opened mines, mine construction projects and expansion projects are subject to risks associated with new mine development, which may result in delays in the start-up of mining operations, delays in existing operations and unanticipated costs.

The Corporation's ability to replace its existing mineral reserves as they are produced and depleted will be dependent upon locating new or expanding production from existing economic mineral reserves and developing new mines or extending and expanding existing mining operations. The Corporation’s ability to achieve full production rates at its new and expanded mines on schedule is subject to a number of risks and uncertainties. New mines may require the construction of significant new underground mining operations and may present problems in acquiring and achieving access to mine locations. The construction of underground mining facilities is subject to a number of risks, including unforeseen geological formations, implementation of new mining processes, delays in obtaining required title to mining deposits and access to locations, construction, environmental or operating permits and engineering and mine design adjustments and construction delays. These occurrences may result in delays in the planned start up dates and in additional costs being incurred by the Corporation beyond those budgeted. Moreover, the construction activities at possible mine extensions may take place concurrently with normal mining operations at, which may result in conflicts with, or possible delays to, existing mining operations.

Due to the nature of the Corporation's mining operations, the Corporation may face liability, delays and increased production costs from environmental and industrial accidents and pollution, and the Corporation's insurance coverage may prove inadequate to satisfy future claims against the Corporation.

The business of gold mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls, slope and pit wall failures and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Corporation carries insurance to protect itself against certain risks of mining and processing which may not provide adequate coverage in certain unforeseen circumstances. The Corporation may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons, or the Corporation may become subject to liabilities which exceed policy limits. In these circumstances, the Corporation may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

The Corporation's operations are subject to numerous laws and extensive government regulations which may cause a reduction in levels of production, delay or the prevention of the development of new mining properties or otherwise cause the Corporation to incur costs that adversely affect the Corporation's results of operations.

The Corporation's mining and mineral processing operations and exploration activities are subject to the laws and regulations of federal, provincial, and local governments in the jurisdictions in which the Corporation operates. These laws and regulations are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. New laws or regulations, amendments to current laws and regulations governing operations and activities of mining corporations or more stringent implementation or interpretation thereof could have a material adverse impact on the Corporation, cause a reduction in levels of production and delay or prevent the development of new mining properties.

Richmont Mines Inc. | 2011 Annual Report	39

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The Canadian mining industry is subject to federal and provincial environmental protection legislation. This legislation sets high standards on the mining industry in order to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently emitted into the air or water. Consequently, drilling, refining, extracting and milling are all subject to the restrictions imposed by such legislation. In addition, the construction and commercial operation of a mine typically entail compliance with applicable environmental legislation and review processes, as well as the obtaining of permits, particularly for the use of the land, permits for the use of water, and similar authorizations from various governmental bodies. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities.

All of the Corporation’s operations are subject to reclamation, site restoration and closure requirements. Costs related to ongoing site restoration programs are expensed when incurred. The Corporation calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. It is possible that the Corporation’s estimates of its ultimate reclamation liability could change as a result of possible changes in laws and regulations and changes in cost estimates.

Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may become subject to civil or criminal fines or penalties for violations of applicable laws or regulations.

New or expanded environmental regulations, if adopted, or more stringent enforcement of existing laws and regulations, could affect the Corporation’s projects or otherwise have a material adverse effect on its operations. As a result, expenditures on any and all projects, actual production quantities and rates and cash operating costs, among other things, may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, and estimated production dates may be delayed materially, in each case. Any such event would materially and adversely affect the Corporation’s business, financial condition, results of operations and cash flow.

The conduct of mining operations is dependent upon obtaining and renewing applicable governmental permits the issuance of which may be subject to meeting certain conditions which may prove difficult and costly.

Mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Corporation in a timely manner, or at all, or, if they are issued, that they will be renewed, or that the Corporation will be in a position to comply with or can afford to comply with all conditions that may be imposed.

40	Richmont Mines Inc. | 2011 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Increased regulation of greenhouse gas emissions and climate change issues may adversely affect the Corporation's operations.

The Corporation operates in a number of jurisdictions in which regulatory requirements have been introduced or are being contemplated to monitor, report and/or reduce greenhouse gas emissions. Under the Copenhagen Accord, Canada has committed to reducing greenhouse gas emissions by 17%, relative to 2005 levels, by 2020, but this commitment is subject to future alignment with reduction targets in the United States. Canada is currently developing new regulatory requirements to address greenhouse gas emissions. Similarly, the Province of Quebec has passed legislation enabling the establishment of a greenhouse gas emissions registry, greenhouse gas reduction targets and a cap-and-trade system to achieve Quebec's commitment to reduce greenhouse gas emissions by 20%, relative to 1990 levels, by 2020. The Corporation's operations in Quebec use primarily hydroelectric power and as a consequence are not large producers of greenhouse gases.

Title to the Corporation's properties may be uncertain and subject to risks.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral deposits may be disputed. Although the Corporation believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims on underlying portions of the Corporation's interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Corporation may be unable to operate its properties as permitted or to enforce its rights in respect of its properties. Moreover, where the Corporation’s interest in a property is less than 100%, the Corporation’s entitlement to, and obligations in respect of, the property are subject to the terms of the agreement relating to that property, which in certain circumstances may be the subject of differing interpretations between the parties to that agreement.

The success of the Corporation is dependent on good relations with its employees and on its ability to attract and retain key personnel.

Production at the Corporation's mines and mine projects is dependent on the efforts of the Corporation's employees and contractors. Relationships between the Corporation and its employees may be affected by changes in the scheme of labour relations that may be introduced by relevant government authorities in the jurisdictions that the Corporation operates. Changes in applicable legislation or in the relationship between the Corporation and its employees or contractors may have a material adverse effect on the Corporation's business, results of operations and financial condition.

A first collective agreement for a three-year period ending December 31, 2006 was entered into with the employees of the Camflo Mill in May 2004. At the beginning of 2007, this agreement was renewed for another three-year period ending December 31, 2009, and was again renewed at the beginning of 2010 for another three-year period ending December 31, 2012.

The Corporation is also dependent upon a number of key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Corporation. The Corporation's ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. The Corporation faces significant competition for qualified personnel and the Corporation may not be able to attract and retain such personnel.

Richmont Mines Inc. | 2011 Annual Report	41

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The estimates of mineral reserves and forecasts of the production are subject to numerous uncertainties, and the production and recovery of the reserve estimates appearing in the Annual Report may not be realized.

The ore reserves presented in the Annual Report are in large part estimates, and production of the anticipated tonnages and grades may not be achieved or the indicated level of recovery may not be realized. There are numerous uncertainties inherent in estimating proven and probable reserves including many factors beyond the Corporation’s control. The estimation of reserves is a complex and subjective process and the accuracy of any such estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Reserve estimates may require revision based on various factors such as actual production experience, exploration results, market price fluctuations of gold, results of drilling, metallurgical testing, production costs or recovery rates. These factors may render the proven and probable reserves unprofitable to develop at a particular property or for a specific mine. Any material reduction in estimates of the Corporation’s reserves or its ability to extract these reserves could have a material adverse effect on its future cash flow, results of operations and financial condition.

Also, the grade of ore mined may differ from that indicated by drilling results, and this variation may have an adverse impact on production results. In addition, the reliability of estimates of future production might also be affected by factors such as weather, strikes and environmental occurrences.

The Corporation’s annual production estimates are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above.

The mining industry is highly competitive, and the Corporation may not be successful in competing for new mining properties.

The mining industry is intensely competitive and the Corporation is in competition with other mining corporations for the acquisition of interests in precious and other metal or mineral mining properties which are in limited supply. In the pursuit of such acquisition opportunities, the Corporation competes with other Canadian and foreign companies that may have substantially greater financial and other resources. As a result of this competition, the Corporation may be unable to maintain or acquire attractive mining properties on acceptable terms, or at all.

The Corporation may not have insurance or its insurance coverage may prove inadequate to reimburse the Corporation for liabilities encountered from operations.

The Corporation carries insurance against property damage and comprehensive general liability insurance for all operations. It is also insured against gold and silver bullion thefts and losses of goods in transit. Such insurance, however, contains exclusions and limitations on coverage. The Corporation believes that its insurance coverage is adequate and appropriate for the perceived risks of its current operations, however, such insurance may not continue to be available, or if available may not continue to be available at economically acceptably premiums or may not continue to be adequate to cover the Corporation’s anticipated liabilities. In some cases, however, risk coverage is not available or is considered too expensive relative to the perceived risk.

Risks not insured against include mine cave-ins, mine flooding or other comparable hazards. Furthermore, there are risks attributable to most types of environmental pollution against which the Corporation cannot insure or against which it has elected not to insure.

42	Richmont Mines Inc. | 2011 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The Corporation may have difficulty financing its additional capital requirements for its planned mine construction, exploration and development.

The construction of mining facilities and commencement of mining operations, the expansion of existing capacity and the exploration and development of the Corporation's properties, including continuing exploration and development projects in Quebec, will require substantial capital expenditures. Based on current funding available to the Corporation and expected cash from operations, the Corporation believes it has sufficient funds available to fund its projected capital expenditures for all of its current properties. However, if cash from operations is lower than expected or capital costs at these projects exceed current estimates, or if the Corporation incurs major unanticipated expenses related to exploration, development or maintenance of its properties, the Corporation may be required to seek additional financing to maintain its capital expenditures at planned levels. In addition, the Corporation will have additional capital requirements to the extent that it decides to expand its present operations and exploration activities; construct additional new mining and processing operations at any of its properties; or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise. Additional financing may not be available when needed or, if available, the terms of such financing may not be favorable to the Corporation and, if raised by offering equity securities, or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to obtain any financing necessary for the Corporation's capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Corporation's properties, which may have a material adverse effect on the Corporation's business, financial condition and results of operations.

The continuing weakness in the global credit and capital markets could have a material adverse impact on the Corporation's liquidity and capital resources.

The credit and capital markets experienced significant deterioration in 2008, including the failure of significant and established financial institutions in the United States and abroad, and continued to show weakness and uncertainty in 2009, 2010 and into 2011. These unprecedented disruptions in the credit and capital markets have negatively impacted the availability and terms of credit and capital. If uncertainties in these markets continue, or these markets deteriorate further, it could have a material adverse effect on the Corporation's liquidity, ability to raise capital and costs of capital. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Corporation's business, financial condition and results of operations.

The Corporation may be party to certain mining joint ventures in the future, under which the Corporation’s joint venture partners may be in a position to prevent the Corporation from meeting its objectives.

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture corporation. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions, such as an increase or reduction of registered capital, merger, division, dissolution, including indebtedness and the pledge of the joint venture assets, which means that each joint venture party has a veto right with respect to such decisions, which could in turn lead to a deadlock. The Corporation’s existing or future joint venture partners may veto the Corporation’s business plans, with regard to a specific joint venture, and prevent the Corporation from achieving its objectives.

Richmont Mines Inc. | 2011 Annual Report	43

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The Corporation is actively pursuing potential acquisitions of mining properties and interests in other mining corporations which acquisitions entail certain risks.

Consistent with its acquisition and growth strategy the Corporation is actively pursuing the acquisition of advanced exploration, development and production assets. From time to time, the Corporation may also acquire securities of or other interests in corporations with respect to which the Corporation may enter into acquisition or other transactions. Acquisition transactions involve inherent risks, including, without limitation:

  accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

  ability to achieve identified and anticipated operating and financial synergies;

  unanticipated costs;

  diversion of management attention from existing business;

  potential loss of key employees or the key employees of any business the Corporation acquires;

  unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

  decline in the value of acquired properties, corporations or securities.

Any one or more of these factors or other risks could cause the Corporation not to realize the benefits anticipated to result from the acquisition of properties or corporations, and could have a material adverse effect on the Corporation’s ability to grow and, consequently, on the Corporation’s financial condition and results of operations.

The Corporation continues to seek acquisition opportunities consistent with its acquisition and growth strategy, however, it may not be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition, or to integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities, some or all of which could have a material adverse effect on the Corporation’s business, results of operations and financial condition. In addition, to acquire properties and corporations, the Corporation could use available cash, incur debt, issue common shares or other securities, or a combination of any one or more of these. This could limit the Corporation’s flexibility to raise additional capital, to operate, explore and develop its properties and to make additional acquisitions, and could further dilute and decrease the trading price of the common shares. When evaluating an acquisition opportunity, the Corporation cannot be certain that it will have correctly identified and managed the risks and costs inherent in the business that it is acquiring.

From time to time, the Corporation engages in discussions and activities with respect to possible acquisitions. At any given time, discussions and activities can be in process on a number of initiatives, each at different stages of development. Potential transactions may not be successfully completed, and, if completed, the business acquired may not be successfully integrated into the Corporation’s operations. If the Corporation fails to manage its acquisition and growth strategy successfully it could have a material adverse effect on its business, results of operations and financial condition.

44	Richmont Mines Inc. | 2011 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Risks related to owning the Corporation’s common shares

The Corporation’s shares fluctuate in price.

The market price of the Corporation’s common shares may fluctuate due to a variety of factors relating to the Corporation’s business, including the announcement of expanded exploration, development and production activities by the Corporation and its competitors, gold price volatility, exchange rate fluctuations, consolidations, dispositions, acquisitions and financings, changes or restatements in the amount of the Corporation’s mineral reserves, fluctuations in the Corporation’s operating results, sales of the Corporation’s common shares in the marketplace, failure to meet analysts’ expectations, changes in quarterly revenue or earnings estimates made by the investment community, speculation in the press or investment community about the Corporation’s strategic position, results of operations, business or significant transactions and general conditions in the mining industry or the worldwide economy. In addition, wide price swings are currently common in the markets on which the Corporation's securities trade. This volatility may adversely affect the prices of the Corporation's common shares regardless of the Corporation's operating performance. The market price of the Corporation’s common shares may experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance.

Sales by the Corporation of additional common shares could affect the market price of the shares and dilute existing shareholders.

Sales of substantial amounts of the Corporation’s common shares by the Corporation, for example, in connection with a potential acquisition or to raise additional capital for operations, or to reduce indebtedness, or pursuant to existing agreements, or the availability of a large number of Corporation common shares that may be available for sale, could adversely affect the prevailing market prices for the Corporation’s outstanding common shares. A decline in the market price of the Corporation’s outstanding common shares could impair the Corporation’s ability to raise additional capital through the sale of securities should the Corporation desire to do so.

The Corporation does not currently anticipate declaring any dividends on its common shares.

The Corporation has not declared or paid any dividends on its common shares since its incorporation and it has no current plans to pay dividends on its common shares. Its present policy is to retain earnings to finance its capital expenditures program. The Board of Directors assesses its dividend policy on a yearly basis. In the future, the Board of Directors may declare dividends according to its assessment of the financial position of the Corporation, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances.

Richmont Mines Inc. | 2011 Annual Report	45

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Regulation 43-101

The reserve and resource calculations as of December 31, 2011 and December 31, 2010 were performed by qualified persons as defined by Regulation 43-101. Please refer to the SEDAR website (www.sedar.com) for full reports and additional corporate documentation.

The reserve calculations of Beaufor and Island Gold mines were prepared using a gold price of US$1,200 (CAN$1,200) per ounce for 2011 and US$1,000 (CAN$1,000) per ounce for 2010. The reserve and resource calculation of the Francoeur Mine was based on an amended technical report filed on SEDAR on May 19, 2010 using a gold price of US$800 (CAN$800) per ounce that was prepared by Daniel Adam, Geo., Ph.D. and Raynald Vincent, Eng., M.G.P., employees of Richmont Mines who are qualified persons as defined by Regulation 43-101.

The resource estimate of the Wasamac property is based on the 43-101 technical report filed on SEDAR on January 27, 2012, and was performed by Mr. Daniel Adam, Geo., Ph.D., General Manager, Exploration and Sustainable Development, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

The resource estimate of the Monique property is based on the 43-101 technical report filed on SEDAR on February 3, 2012, and was performed by Mr. Raynald Vincent, Eng, M.G.P., Chief, Exploration Projects, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

Cautionary note to U.S. investors concerning resource estimates and civil liabilities and judgments

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “Measured,” “Indicated” and “Inferred” Resources; although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits U.S. mining corporations, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a Measured or Indicated Resource will ever be converted into “reserves.” Furthermore, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Potential unenforceability of civil liabilities and judgments

The Corporation is incorporated under the laws of the Province of Quebec, Canada. All of the Corporation's directors and officers as well as the experts named in the Form 20-F are residents of Canada. Also, all of the Corporation's assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Corporation or these persons. The Corporation's Canadian counsel has advised the Corporation that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. This result may not always be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

46	Richmont Mines Inc. | 2011 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Compliance with Canadian Securities Regulations

This Annual Report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

Forward-looking statements

This Management’s Discussion and Analysis contains forward-looking statements. These statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Management’s Discussion and Analysis may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Important factors that could cause such a difference are discussed in this Report, particularly in the section “Risks and uncertainties”. Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports.

Richmont Mines Inc. | 2011 Annual Report	47

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Additional information and continued disclosure

This Management’s Discussion and Analysis was prepared as at February 23, 2012. The Corporation regularly discloses additional information through news releases, quarterly financial statements and its annual information form (AIF) on the SEDAR Web site (www.sedar.com) and through Richmont Mines’ Web site (www.richmont-mines.com).

Common shares
			2011	2010

Weighted average outstanding			31,813,120	28,686,895
Issued and outstanding			33,109,963	31,230,063
Diluted			34,991,688	33,541,063
Closing price on December 31 (TSX)			$10.94	$5.11

Toronto Stock Exchange (TSX) (CAN$)
2011	Share volume	High	Low	Close
First quarter	4,928,251	6.54	4.28	6.41
Second quarter	7,289,772	9.75	6.27	6.86
Third quarter	10,609,700	13.39	6.77	11.07
Fourth quarter	11,602,160	13.35	8.30	10.94
Annual summary	34,429,883	13.39	4.28	10.94

New York Stock Exchange Amex (NYSE Amex) (US$)
2011	Share volume	High	Low	Close
First quarter	9,875,510	6.72	4.28	6.65
Second quarter	29,421,129	10.16	6.40	7.11
Third quarter	37,952,559	13.40	6.86	10.57
Fourth quarter	31,255,441	13.19	7.79	10.76
Annual summary	108,504,639	13.40	4.28	10.76

48	Richmont Mines Inc. | 2011 Annual Report

TABLE OF RESERVES AND RESOURCES

TABLE OF RESERVES AND RESOURCES1

		December 31, 2011			December 31, 2010
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au) contained		(metric)	(g/t Au)	contained

Island Gold Mine
Proven Reserves [2]	498,727	5.66	90,776	354,698	6.48	73,848
Probable Reserves [2]	460,796	5.47	81,038	463,368	5.86	87,349
Measured Resources	4,750	5.12	781	6,621	4.52	963
Indicated Resources	674,608	7.06	153,139	789,854	7.39	187,548
Inferred Resources	344,382	6.07	67,238	604,729	7.14	138,732

Beaufor Mine
Proven Reserves [2]	81,822	6.56	17,251	81,742	7.53	19,780
Probable Reserves [2]	226,448	7.13	51,940	201,296	7.60	49,218
Measured Resources	77,581	5.68	14,157	85,781	5.47	15,086
Indicated Resources	777,444	6.73	168,177	731,560	6.73	158,367
Inferred Resources	864,709	6.55	182,185	864,709	6.55	182,185

GOLD PROJECTS
Francoeur Mine
Probable Reserves [3]	615,664	6.91	136,749	615,664	6.91	136,749
Indicated Resources	76,449	7.54	18,541	76,449	7.54	18,541
Inferred Resources	202,250	5.95	38,706	202,250	5.95	38,706

Wasamac
Measured Resources	1,923,218	2.87	177,485	1,715,288	2.81	155,043
Indicated Resources	4,839,237	2.44	378,900	3,377,892	2.36	256,030
Inferred Resources	25,686,159	2.58	2,130,532	11,515,020	2.72	1,007,875

Monique
Indicated Resources	728,164	2.35	55,112	-	-	-
Inferred Resources	11,605	0.97	362	-	-	-

TOTAL GOLD
Proven and Probable Reserves	1,883,457	6.24	377,754	1,716,768	6.65	366,944
Measured and Indicated Resources	9,101,451	3.30	966,292	6,783,445	3.63	791,578
Inferred Resources	27,109,105	2.78	2,419,023	13,186,708	3.23	1,367,498
[1]	Resources presented are exclusive of reserves.
[2]	In 2011, based on a price of US$1,200/oz and an exchange rate of 1.00 (in 2010, a price of US$1,000/oz and an exchange rate of 1.00 was used)
[3]	Based on an amended technical report filed on SEDAR on May 19, 2010 using a gold price of US$800 (CAN$800) per ounce

Richmont Mines Inc. | 2011 Annual Report	49

DEFINITION OF RESERVES AND RESOURCES

Mineral Reserves

Mineral reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve provides a lower level of confidence than a Proven Mineral Reserve. A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. Such study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserves

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserves

A Probable Mineral Reserve is the economically mineable part of an Indicated Mineral Resource and, in some cases, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

Mineral Resources are sub-divided in order of increasing confidence into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource. A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form or quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resources

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, density, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

50	Richmont Mines Inc. | 2011 Annual Report

DEFINITIONS OF RESERVES AND RESOURCES

Indicated Mineral Resources

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, density, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resources

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes.

Richmont Mines Inc. | 2011 Annual Report	51

MANAGEMENT’S REPORT

The consolidated financial statements and all of the information in this report are the responsibility of the management. It is management’s responsibility to select the appropriate accounting policies and to exercise its best judgement in determining reasonable and fair estimates based on International Financial Reporting Standards. Financial information found elsewhere in this report is consistent with the consolidated financial statements. This information and the consolidated financial statements are published with the Board of Directors’ approval.

The management of Richmont Mines Inc. is required to establish and maintain adequate internal control over financial reporting. Richmont Mines Inc.’s internal control over financial reporting is a process designed under the supervision of the President and Chief Executive Officer and the Financial Director to provide reasonable assurance of the reliability of the Corporation’s financial information and the preparation of the Corporation’s financial statements for the publication of financial information in accordance with International Financial Reporting Standards.

The Board of Directors assumes its responsibilities for the financial statements primarily through the Audit Committee, made up solely of independent directors. The Audit Committee has reviewed all of the information in this report as well as the annual financial statements and has recommended they be approved by the Board. The Audit Committee also examines on a continuous basis the quarterly financial results and the results of external independent audits of accounting methods and the system of internal controls. The external and internal auditors are free to communicate with the Audit Committee.

The following consolidated financial statements have been audited by Raymond Chabot Grant Thornton LLP, Chartered Accountants, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Their audit included the tests and other procedures they deemed necessary under the circumstances. Their independent opinion on the consolidated financial statements is presented hereinafter.

/s/ Martin Rivard	/s/ Nicole Veilleux
Martin Rivard	Nicole Veilleux
PRESIDENT AND CHIEF EXECUTIVE OFFICER	FINANCIAL DIRECTOR

February 23, 2012

52	Richmont Mines Inc. | 2011 Annual Report

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 (United States) and Canadian securities regulations, for Richmont Mines Inc. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with International Financial Reporting Standards.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of the effectiveness of internal control are subject to the risk that the controls may become inadequate because of changes in conditions. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

Management carried out an evaluation of the effectiveness of internal control over financial reporting as of December 31, 2011. The framework on which such evaluation was based is contained in the report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal control over financial reporting, based on this evaluation, management has concluded that the system of internal control over financial reporting was effective as of December 31, 2011.

Raymond Chabot Grant Thornton LLP, our independent registered public accounting firm, has issued an attestation report on the effectiveness of internal control over financial reporting at Richmont Mines Inc. as at December 31, 2011, which is presented hereinafter.

/s/ Martin Rivard	/s/ Nicole Veilleux
Martin Rivard	Nicole Veilleux
PRESIDENT AND CHIEF EXECUTIVE OFFICER	FINANCIAL DIRECTOR

February 23, 2012

Richmont Mines Inc. | 2011 Annual Report	53

INDEPENDENT AUDITOR’S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of Richmont Mines Inc.

We have completed integrated audits of Richmont Mines Inc.’s December 31, 2011 and 2010 and January 1st, 2010 consolidated financial statements and of its internal control over financial reporting as of December 31, 2011. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Richmont Mines Inc., which comprise the consolidated statements of financial position as at December 31, 2011 and 2000 and January 1st, 2010 and the consolidated income statements, the consolidated statements of comprehensive income, the consolidated statements of changes in equity and the consolidated statements of cash flows for the years ended December 31, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as established by the International Accounting Standards Board, and for such internal control as management determines necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risks assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Richmont Mines Inc. as at December 31, 2011 and 2010 and January 1st 2010 and its financial performance and its cash flows for the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards as established by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited Richmont Mines Inc. internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.

54	Richmont Mines Inc. | 2011 Annual Report

INDEPENDENT AUDITOR’S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report on Internal Control over Financial Reporting.

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on assessed risk and performing such other procedures as we considered necessary in the circumstances.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion on the Company’s internal control over financial reporting.

A Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards. A Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Richmont Mines Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Montreal (Canada)

February 27, 2012
____________________________
1 Chartered accountant auditor permit no. 22865

Richmont Mines Inc. | 2011 Annual Report	55

CONSOLIDATED INCOME STATEMENT
Years ended December 31 (in thousands of Canadian dollars)

	2011	2010
	$	$

REVENUE
Precious metals	118,239	87,182
Other income (note 3)	351	3,298

	118,590	90,480

EXPENSES
Cost of sales (note 4)	71,696	66,103
Exploration and project evaluation (note 5)	11,047	7,356
Administration (note 6)	5,456	4,913
Gain on disposal of long-term assets (note 8)	(3,010)	(489)

	85,189	77,883

OPERATING EARNINGS	33,401	12,597

Financial expense
Accretion expense – asset retirement obligations (note 9)	127	117
Financial revenue (note 10)	(1,187)	(469)

EARNINGS BEFORE MINING AND INCOME TAXES	34,461	12,949

MINING AND INCOME TAXES (note 11)	8,543	3,743

NET EARNINGS	25,918	9,206

NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-	(128)

NET EARNINGS ATTRIBUABLE TO RICHMONT MINES SHAREHOLDERS	25,918	9,334

EARNINGS PER SHARE (note 12)
basic	0.81	0.33
diluted	0.80	0.32

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	31,813	28,687

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	32,434	29,016

The accompanying notes are an integral part of the consolidated financial statements.

56	Richmont Mines Inc. | 2011 Annual Report

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Years ended December 31 (in thousands of Canadian dollars)

	2011	2010
	$	$

NET EARNINGS	25,918	9,206

OTHER COMPREHENSIVE INCOME, NET OF TAXES
Fair value variation on available-for-sale investments	(274)	1,071
Realized gains on sale of available-for-sale investments transferred to net earnings	(142)	(210)

OTHER COMPREHENSIVE INCOME, NET OF TAXES	(416)	861

TOTAL COMPREHENSIVE INCOME	25,502	10,067

COMPREHENSIVE INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-	(128)
COMPREHENSIVE INCOME ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS	25,502	10,195
	25,502	10,067

The accompanying notes are an integral part of the consolidated financial statements.

Richmont Mines Inc. | 2011 Annual Report	57

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year ended December 31 (in thousands of Canadian dollars)

	Share capital	Contributed surplus	Retained earnings (deficit)	Available-for- sale financial assets	Total equity attributable to Richmont Mines shareholders
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2010	91,010	6,709	(3,745)	817	94,791

Issue of shares:
Common	10,295	-	-	-	10,295
Exercice of stock options	3,904	(1,100)	-	-	2,804

Common shares issue costs	(337)	-	-	-	(337)

Effect of stock-based compensation	-	1,079	-	-	1,079

Transactions with Richmont Mines shareholders	13,862	(21)	-	-	13,841

Net earnings	-	-	25,918	-	25,918

Other comprehensive income

Available-for-sale financial assets:
Fair value variation, net of taxes	-	-	-	(274)	(274)
Reclassification to net earnings, net of taxes	-	-	-	(142)	(142)

Total comprehensive income	-	-	25,918	(416)	25,502

BALANCE AT DECEMBER 31, 2011	104,872	6,688	22,173	401	134,134

The accompanying notes are an integral part of the consolidated financial statements.

58	Richmont Mines Inc. | 2011 Annual Report

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year ended December 31 (in thousands of Canadian dollars)

	Share capital	Contributed surplus	Retained earnings (deficit)	Available- for-sale financial assets	Total equity attributable to Richmont Mines shareholders	Non- controlling interests	Total equity
	$	$	$	$	$	$	$

BALANCE AT JANUARY 1, 2010	67,087	6,226	(7,954)	(44)	65,315	1,986	67,301

Issue of shares for cash:
Common	16,500	-	-	-	16,500	-	16,500
Exercise of stock options	2,078	(597)	-	-	1,481	-	1,481

Issue of shares in exchange for non-controlling interests	6,685	-	(5,125)	-	1,560	(1,858)	(298)

Common shares issue costs	(1,340)	-	-	-	(1,340)	-	(1,340)

Effect of stock-based compensation	-	1,080	-	-	1,080	-	1,080

Transactions with Richmont Mines shareholders	23,923	483	(5,125)	-	19,281	(1,858)	17,423

Net earnings	-	-	9,334	-	9,334	(128)	9,206

Other comprehensive income

Available-for-sale financial assets
Fair value variation, net of taxes	-	-	-	1,071	1,071	-	1,071
Reclassification to net earnings, net of taxes	-	-	-	(210)	(210)	-	(210)

Total comprehensive income	-	-	9,334	861	10,195	(128)	10,067

BALANCE AT DECEMBER 31, 2010	91,010	6,709	(3,745)	817	94,791	-	94,791

The accompanying notes are an integral part of the consolidated financial statements.

Richmont Mines Inc. | 2011 Annual Report	59

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
December 31 (in thousands of Canadian dollars)

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$

ASSETS

CURRENT ASSETS
Cash and cash equivalents	63,532	40,030	21,139
Shares of publicly-traded companies	893	1,311	741
Receivables and other current assets (note 13)	3,063	1,892	1,213
Income and mining tax assets	916	1,745	1,500
Exploration tax credits receivable	13,176	3,474	1,348
Inventories (note 14)	7,597	7,364	7,360

	89,177	55,816	33,301

RESTRICTED DEPOSITS (note 9 c))	290	290	106

PROPERTY, PLANT AND EQUIPMENT (note 15)	77,456	59,199	48,772

DEFERRED INCOME AND MINING TAX ASSETS	1,067	-	-

TOTAL ASSETS	167,990	115,305	82,179

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	12,005	9,262	7,130
Income and mining taxes payable	8,461	2,674	1,235

	20,466	11,936	8,365

ASSET RETIREMENT OBLIGATIONS (note 9 d))	6,685	6,343	5,846

DEFERRED INCOME AND MINING TAX LIABILITIES (note 11)	6,705	2,235	667

TOTAL LIABILITIES	33,856	20,514	14,878

EQUITY
Share capital (note 16)	104,872	91,010	67,087
Contributed surplus	6,688	6,709	6,226
Retained earnings (deficit)	22,173	(3,745)	(7,954)
Accumulated other comprehensive income	401	817	(44)

TOTAL EQUITY ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS	134,134	94,791	65,315

Non-controlling interests	-	-	1,986

TOTAL EQUITY	134,134	94,791	67,301

TOTAL EQUITY AND LIABILITIES	167,990	115,305	82,179

Commitments and subsequent event (note 19)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

/s/ Martin Rivard	/s/ Michael Pesner
Martin Rivard	Michael Pesner
DIRECTOR	DIRECTOR

60	Richmont Mines Inc. | 2011 Annual Report

CONSOLIDATED STATEMENT OF CASH FLOW
Years ended December 31 (in thousands of Canadian dollars)

	2011	2010
	$	$

OPERATING ACTIVITIES
Net earnings	25,918	9,206
Adjustments for:
Depreciation, depletion and write-off	10,097	7,637
Taxes received (paid)	1,597	(981)
Interest revenue	(570)	(259)
Stock-based compensation	1,079	1,080
Accretion expense – asset retirement obligations	127	117
Gain on disposal of long-term assets	(3,010)	(489)
Gain on disposal of shares of publicly-traded companies	(142)	(210)
Mining and income taxes	8,543	3,743

	43,639	19,844

Net change in non-cash working capital items (note 17)	(4,801)	(1,565)

Cash flow from operating activities	38,838	18,279

INVESTING ACTIVITIES
Acquisition of shares of publicly-traded companies	(102)	-
Disposition of shares of publicly-traded companies	246	501
Restricted deposits	-	(184)
Interests received	517	220
Property, plant and equipment – Francoeur Mine	(19,237)	(9,144)
Property, plant and equipment – Island Gold Mine	(4,959)	(4,650)
Property, plant and equipment – Beaufor Mine	(3,090)	(2,462)
Property, plant and equipment – W Zone	(3,480)	-
Property, plant and equipment – Other	(904)	(518)
Disposition of property, plant and equipment	3,032	533
Redemption of non-controlling interests	-	(325)

Cash used in investing activities	(27,977)	(16,029)

FINANCING ACTIVITIES
Issue of common shares	13,099	17,981
Common shares issue costs	(458)	(1,340)

Cash flow from financing activities	12,641	16,641

Net change in cash and cash equivalents	23,502	18,891

Cash and cash equivalents, beginning of period	40,030	21,139

Cash and cash equivalents, end of period (note 22 d))	63,532	40,030

The accompanying notes are an integral part of the consolidated financial statements.

Richmont Mines Inc. | 2011 Annual Report	61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

1.	General information and statement of compliance with IFRS

Richmont Mines Inc. (the “Corporation“), initially incorporated under Part 1A of the Quebec Companies Act, has been governed by the Business Corporations Act (Quebec) since February 14, 2011 and is engaged in mining, exploration and development of mining properties, principally gold.

The consolidated financial statements have been prepared by the Corporation’s management in accordance with International Financial Reporting Standards (“IFRS”) as established by the International Accounting Standards Board. These are the first annual financial consolidated statements prepared in accordance with IFRS (see note 24 for explanation of the transition to IFRS) and therefore, IFRS 1, “First-time Adoption of International Financial Reporting Standards” has been applied.

The Corporation’s consolidated financial statements were previously prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) applicable prior to the transition to IFRS. The transition date from Canadian GAAP to IFRS is January 1, 2010. Canadian GAAP differs in some areas from IFRS. In preparing these consolidated financial statements in accordance with IFRS, management has amended certain accounting, measurement and consolidation methods previously applied in the Canadian GAAP consolidated financial statements. The note 24 presents the comparative figures for 2010 which were restated according to the IFRS. This note presents reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on equity, net earnings and comprehensive income.

Richmont Mines inc. is the parent company. The address of the head office is 161 Avenue Principale, Quebec, Canada. The Corporation’s shares are listed on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange Amex (NYSE Amex).

2.	Summary of accounting policies

2.1.	Overall considerations and first-time adoption of IFRS

The consolidated financial statements have been prepared using accounting policies specified by those IFRSs that are in effect at December 31, 2011.

The significant accounting policies that have been applied in the preparation of these consolidated financial statements are summarized below. These accounting policies have been used throughout all periods presented in the consolidated financial statements, except where the Corporation has applied certain accounting policies and exemptions upon transition to IFRS. The exemptions applied by the Corporation and the effects of transition to IFRS are presented in note 24.

2.2.	Basis of evaluation

These consolidated financial statements have been prepared on a going concern basis, under the historical cost method, except for available-for-sale financial assets which are measured at fair value.

2.3.	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Corporation

At the date of authorization of these consolidated financial statements, new standards, amendments and interpretations to existing standards have been published by the International Accounting Standards Board (“IASB”) but are not yet effective, and have not been adopted early by the Corporation.

Management anticipates that all of the pronouncements not yet effective will be adopted in the Corporation’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Corporation’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Corporation’s consolidated financial statements.

62	Richmont Mines Inc. | 2011 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

IFRS 9 Financial Instruments
The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning January 1, 2013. Further chapters dealing with impairment methodology and hedge accounting are still being developed. Management has yet to assess the impact of this new standard on the consolidated financial statements. However, they do not expect to implement IFRS 9 until all of its chapters have been published and they can comprehensively assess the impact of all changes.

Consolidation Standards
A package of consolidation standards are effective for annual periods beginning or after January 1, 2013. Information on these new standards is presented below. Management has yet to assess the impact of these new and revised standards on the consolidated financial statements.

IFRS 10 Consolidated Financial Statements
IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. It revised the definition of control together with accompanying guidance to identify an interest in a subsidiary. However, the requirements and mechanics of consolidation and the accounting for any non-controlling interests and changes in control remain the same.

IFRS 11 Joint Arrangements
IFRS 11 supersedes IAS 31 Interests in Joint Ventures (IAS 31). It aligns more closely the accounting by the investors with their rights and obligations relating to the joint arrangement. In addition, IAS 31’s option of using proportionate consolidation for joint ventures has been eliminated. IFRS 11 now requires the use of the equity accounting method, which is currently used for investments in associates.

IFRS 12 Disclosure of Interests in Other Entities
IFRS 12 integrates and makes consistent the disclosure requirements for various types of investments, including unconsolidated structured entities. It introduces new disclosure requirements about the risks to which an entity is exposed from its involvement with structured entities.

Consequential amendments to IAS 27 and IAS 28 Investments in Associates and Joint Ventures
IAS 27 now only deals with separate financial statements. IAS 28 brings investments in joint ventures into its scope. However, IAS 28’s equity accounting methodology remains unchanged.

IFRS 13 Fair Value Measurement
IFRS 13 does not affect which items are required to be fair-valued, but clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. It is applicable for annual periods beginning on or after January 1, 2013. Management has yet to assess the impact of this new standard.

Amendments to IAS 1 Presentation of Financial Statements
The IAS 1 Amendments require an entity to group items presented in other comprehensive income into those that, in accordance with other IFRSs: (a) will not be reclassified subsequently to profit or loss and (b) will be reclassified subsequently to profit or loss when specific conditions are met. It is applicable for annual periods beginning on or after July 1, 2012. Management expects this will change the current presentation of items in other comprehensive income; however, it will not affect the measurement or recognition of such items.

Richmont Mines Inc. | 2011 Annual Report	63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine
This new interpretation addresses accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current asset, depending on benefits obtained. This interpretation also provides guidance for the initial measurement, depreciation or amortization and impairment of such tangible non-current assets. It is applicable for annual periods beginning on or after January 1, 2013. Management has not yet assessed the impact of the adoption of this new interpretation on its consolidated financial statements.

2.4.	Presentation of financial statements in accordance with IAS 1

The consolidated financial statements are presented in accordance with IAS 1 “Presentation of Financial Statements”. The Corporation has elected to present the consolidated statement of comprehensive income in two statements: a statement displaying components of net earnings (consolidated income statement) and a statement beginning with net earnings and displaying components of other comprehensive income (consolidated statement of comprehensive income).

In accordance with IFRS 1, “First-time adoption of international financial reporting standards”, the Corporation presents three consolidated statements of financial position in its first IFRS consolidated financial statements. In future periods, IAS 1 requires two comparative periods to be presented for the consolidated statement of financial position only in certain circumstances.

2.5.	Basis of consolidation

The consolidated financial statements consolidate those of the parent company and all of its subsidiaries as at December 31, 2011. Subsidiaries are all entities over which the Corporation has the power to control the financial and operating policies. The Corporation’s subsidiaries are all 100 % owned by the parent company. The financial year end of all subsidiaries is December 31.

All transactions and balances between corporations are eliminated upon consolidation, including unrealized gains and losses on transactions between these consolidated corporations. When unrealized losses on intragroup asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a Corporation perspective. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Corporation.

Earning and loss and other comprehensive income of subsidiaries acquired or disposed of during the year are recognized from the effective date of the acquisition, or up to the effective date of disposal, as applicable.

Non-controlling interests represent the portion of a subsidiary’s comprehensive income and net assets that is not held by the Corporation. The Corporation attributes total comprehensive income or loss of subsidiaries between the owners of the parent and the non-controlling interests based on their respective ownership interests.

Subsidiaries

Details of the Corporation’s subsidiaries at December 31, 2011, are as follows:

Name of subsidiary	Principal activity	Incorporation law	Interest and voting share

Camflo Mill Inc.	Ore milling	Canada Business Corporations Act	100%

Patricia Mining Corp.	Inactive	Ontario Incorporation	100%

Louvem Mines Inc.	Inactive	Business Corporations Act (Quebec)	100%

64	Richmont Mines Inc. | 2011 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

2.6.	Business combinations

Business combinations occurring on or after January 1st, 2008 are accounted for using the acquisition method in accordance with the revised IFRS 3, Business combinations. The consideration transferred by the Corporation to obtain control of a subsidiary is calculated as the sum of the acquisition date fair values of assets transferred, liabilities incurred and the equity interests issued by the Corporation, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred.

The Corporation recognizes identifiable assets acquired and liabilities assumed, including contingent liabilities, in a business combination regardless of whether they have been previously recognized in the acquiree’s financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition date fair values.

Goodwill is stated after separate recognition of identifiable intangible assets. It is calculated as the excess of the sum of (a) fair value of consideration transferred, (b) the recognized amount of any non-controlling interest in the acquiree and (c) acquisition date fair value of any existing equity interest in the acquiree, over the acquisition date fair values of identifiable net assets. If the fair values of identifiable net assets exceed the sum calculated above, the excess amount (i.e. gain on a bargain purchase) is recognized in net earnings or losses immediately.

2.7.	Foreign currency translation

The consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company and all subsidiaries. The functional currency has remained unchanged during the reporting periods for all entities of the Corporation.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items using year-end exchange rates are recognized in the income statement.

Non-monetary items measured at historical cost are translated using the exchange rates at the date of the transaction (not retranslated). Non-monetary items measured at fair value are translated using the exchange rates at the date when fair value was determined.

2.8.	Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Corporation and the revenue can be reliably measured. Revenue is measured at fair value of the consideration received or receivable, excluding taxes.

Revenue includes precious metals revenue and milling revenue.

Precious metals revenue, based on spot metal prices, is recorded on delivery when rights and obligations related to ownership are transferred to the purchaser and assurance regarding collectability of the consideration exists.

Milling revenue is recorded when the ore processing service is accepted by the client and reasonable assurance regarding collectability of the consideration exists.

Interest revenue is reported on an accrual basis using the effective interest method and is included in “Financial revenue” in the income statement.

Richmont Mines Inc. | 2011 Annual Report	65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

2.9.	Post employment benefits and short-term employee benefits

The Corporation provides post employment benefits through a defined contribution plan. A defined contribution plan is a pension plan under which the Corporation pays contributions, established according to a percentage of the employee’s salary, to an independent entity. The Corporation has no legal or constructive obligations to pay further contributions after its payment of the fixed contribution. The Corporation also contributes to state plans for certain employees that are considered defined contribution plans. Contributions to plans are recognized as an expense in the period that relevant employee services are received.

Short-term employee benefits, including vacation entitlement, are current liabilities included in “payables, accruals and provisions", measured at the undiscounted amount that the Corporation expects to pay as a result of the unused entitlement.

2.10.	Share-based employee remuneration

The Corporation has a stock option purchase plan under which options to acquire the Corporation’s common shares may be granted to its directors, officers, employees and non-employees. The plan does not feature any options for a cash settlement.

Where employees are rewarded using share-based payments, the fair values of employees' services are determined by reference to the fair value of the equity instruments granted. The fair value of each option is evaluated using the Black-Scholes pricing model at the date of grant. All share-based remuneration is ultimately recognized as an expense with a corresponding increase to “contributed surplus”.

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. Estimates are subsequently revised, if there is any indication that the number of share options expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense in prior periods if share options ultimately exercised are different from that estimated on vesting.

Upon exercise of share options, the proceeds received are allocated to share capital. The accumulated expenses related to the share options recorded in contributed surplus are then transferred to share capital.

2.11.	Exploration and project evaluation

Exploration and project evaluation expenditure comprises costs, depreciation and exploration tax credits that are directly attributable to:

  researching and analysing existing exploration data;

  conducting geological studies, exploratory drilling and sampling;

  examining and testing extraction and treatment methods;

  compiling pre-feasibility and feasibility studies.

Exploration expenditure relates to the initial search for deposits with economic potential. Project evaluation expenditure arises from a detailed assessment of deposits or other projects that have been identified as having economic potential.

Exploration and project evaluation expenditure is not capitalized. Capitalization of expenditures begins when management and the Board of Directors have determined that the project has demonstrated a potential for development and a feasibility study demonstrates the commercial viability and economic benefits of the project.

Although the Corporation has taken steps to verify title to the mining properties in which it holds an interest, in accordance with industry practices for the current stage of exploration and development of such properties, these procedures do not guarantee the validity of the titles. Property titles may be subject to unregistered prior agreements. They can be lost or revoked if regulatory measures are not respected.

66	Richmont Mines Inc. | 2011 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

2.12.	Income and mining taxes

The income tax expense is composed of current and deferred taxes. Taxes are recognized in the income statement unless they related to items carried in other comprehensive income or directly in shareholders’ equity.

Current income taxes and mining taxes
Current income tax and mining tax assets and/or liabilities comprise those obligations to, or claims from, tax authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. The current income tax expense is based on income for the period adjusted for non-taxable or non-deductible items. The mining tax expense is based on income for the period for each mining site in production adjusted for non-taxable or non-deductible items. Calculation of current tax and mining tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Management regularly examines positions in tax returns where tax regulations are subject to interpretation. Where appropriate, the Corporation sets up a provision based on amount likely to be paid to tax authorities.

Deferred income taxes and deferred mining taxes
Deferred income taxes are recognized using the liability method on temporary differences between the tax basis of the assets and liabilities and their carrying amount in the statement of financial position. However, deferred tax is not provided on the initial recognition of goodwill, or on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit.

Deferred income tax assets and liabilities are calculated without discounting at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period.

Deferred income and mining tax liabilities

  Are generally recognized for temporary taxable differences;

  Are recognized for temporary differences associated with investments in subsidiaries unless the Corporation controls the timing of the reversal and it is probable that the temporary difference will not reverse in the foreseeable future;

  Are not recognized for temporary differences resulting from goodwill that is not deductible for tax purposes.

Deferred income and mining tax assets

  Are recognized to the extent that it is probable that they will be able to be utilized against future taxable income

  Are examined at the end of the reporting period and reduced when it is no longer certain that taxable income will be sufficient to recover some or all of the deferred tax assets; in which case, the assets are reduced.

Deferred income and mining tax assets and liabilities are offset only when the Corporation has a right and intention to set off current tax assets and liabilities from the same taxation authority.

Changes in deferred income and mining tax assets or liabilities are recognized as a component of tax income or expense in net earnings, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

Under the provisions of tax legislation relating to flow-through shares, the Corporation is required to renounce tax deductions for expenses related to exploration activities to the benefit of the investors. When the Corporation has renounced to its tax deductions and has incurred its admissible expenditures, the sale of tax deductions is recognized in profit or loss as a reduction to deferred tax expense and a deferred tax liability is recognized for the taxable temporary difference that arises from the difference between the carrying amount of admissible expenditures capitalized as an asset and its tax base.

Richmont Mines Inc. | 2011 Annual Report	67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

2.13.	Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the earnings attributable to ordinary equity holders of the parent company by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are calculated by adjusting earnings attributable to common shareholders of the parent company, and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares. The calculation considers that dilutive potential common shares are deemed to have been converted into potential common shares at the beginning of the period or, if later, at the date of issue of the potential common shares.

For the purpose of calculating its diluted earnings per share, an entity assumes the exercise of dilutive options and warrants. The assumed proceeds from these instruments must be regarded as having been received from the issue of common shares at the average market price of common shares during the period.

2.14.	Cash and cash equivalents

Cash and cash equivalents comprise cash and term deposits with original maturity dates of less than three months.

2.15.	Tax credits receivable

The Corporation is entitled to a refundable tax credit on qualified expenditures incurred in the province of Quebec. The refundable tax credits may reach 15 % of qualified exploration expenditure incurred.

In accordance with IAS 20, the exploration tax credits have been applied against the costs incurred.

2.16.	Inventories

Supply, ore and precious metals inventories are valued at the lower of cost and net realizable value. The cost of supply inventories is determined using the weighted average cost formula. The cost of ore and precious metals inventories includes all expenses directly attributable to the mineral extraction and processing process, a systematic allocation of fixed and variable production overheads that are incurred in extracting and processing ore. The allocation of fixed production overheads to the costs of extraction and processing is based on the normal capacity of the production facilities.

Net realizable value is the estimated selling price in the ordinary course of business less any applicable estimated cost to completion and estimated selling expenses. The amount of inventories recognized as an expense during the year is included in the cost of sales under operating costs (note 4).

2.17.	Property, plant and equipment

Property, plant and equipment are recorded at cost, net of related government assistance, accumulated depreciation and accumulated impairment. Cost includes all costs incurred initially to acquire or construct an item of property, plant and equipment, costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and costs incurred subsequently to add to or replace part thereof.

Mines under development
Expenditures incurred on properties identified as having development potential (Note 2.11) are capitalized as property, plant and equipment. The costs of mines under development are not amortized. Costs include retirement costs (Note 2.19) and secondary products generated during the course of development. Upon commencement of commercial production, development costs are transferred to the various categories of property, plant and equipment of mining sites in production and are depleted.

68	Richmont Mines Inc. | 2011 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

Mining sites in production
Property, plant and equipment of mining sites in production are depleted according to the units-of-production method to write down the cost to estimated residual value. The depletion rate is calculated in accordance with the number of ounces of gold sold using proven and probable reserves. The estimated period of depletion is from 3 to 4 years according to the reserves of each mining site in production. The depreciation is presented as depreciation, depletion and write-off included in the cost of sales.

Corporate office
Depreciation of an asset begins when it is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Depreciation of corporate assets is calculated using the straight-line method based on their anticipated useful lives as follows:

  Buildings: 20 years

  Lease improvements: 5 years

  Equipment and rolling stock: 2 to 5 years

Depreciation of an asset ceases when it is classified as held for sale or when it is derecognized. Therefore, depreciation does not cease when the asset becomes idle or is retired from active use unless the asset is fully depreciated.

Material residual value estimates, estimates of useful life, proven and probable reserves and the depreciation method are updated as required, at least annually. Any changes in residual value, estimated useful life and proven and probable reserves are recognized prospectively as they occur.

The carrying amount of an item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized separately in consolidated income.

2.18.	Impairment testing of property, plant and equipment

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at a cash-generating unit level. Reviews of the net carrying amount of mining sites in production and mines under development are carried out on a property-by-property basis, with each site representing a potential single cash-generating unit.

Whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, an asset or cash-generating unit is reviewed for impairment.

An impairment loss is recognized for the amount by which the asset's or cash-generating unit's carrying amount exceeds its recoverable amount, which is the higher of fair value less costs to sell and value-in-use. To determine the value in use, management estimates expected future cash flows from each asset or cash-generating unit, and then determines an appropriate interest rate for the calculation of the expected present value of the cash flows. Discount factors are determined individually for each cash-generating unit and reflect their respective risk profiles as assessed by management.

Impairment losses for cash-generating units, that is mining sites, are allocated on a pro-rata basis to the assets of that site. All the assets are assessed in each reporting period to determine whether there is any indication that an impairment loss recognized in prior periods may no longer exist. An impairment charge is reversed if the asset’s or mining site’s recoverable amount exceeds its carrying amount. However, a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

Richmont Mines Inc. | 2011 Annual Report	69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

2.19.	Provisions, contingent liabilities and contingent assets

Provisions are recognized when present obligations as a result of a past event will probably lead to an outflow of economic resources from the Corporation and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. A present obligation arises from the presence of a legal or constructive commitment that has resulted from past events, for example, legal disputes, property, plant and equipment retirement obligations, and similar liabilities, or onerous contracts.

Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are discounted when the time value of money is significant.

Any reimbursement that the Corporation can be virtually certain to collect from a third party with respect to the obligation is recognized as a separate asset. However, this asset may not exceed the amount of the related provision.

All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.

In those cases where the possible outflow of economic resources as a result of present obligations is considered improbable or remote, no liability is recognized, unless it was assumed in the course of a business combination (Note 2.6). In a business combination, contingent liabilities are recognized in the course of the allocation of the purchase price to the assets and liabilities acquired in the business combination. They are subsequently measured at the higher amount of a comparable provision as described above and the amount initially recognized, less any amortization.

Possible inflows of economic benefits to the Corporation that do not yet meet the recognition criteria of an asset are considered contingent assets and are not recognized.

The Corporation is subject to environmental laws and regulations enacted by federal and provincial authorities. As of the reporting date, management believes that the Corporation’s operations are in compliance with current laws and regulations. To take account of estimated cash flows required to settle the obligations arising from environmentally acceptable closure plans (such as dismantling and demolition of infrastructures, removal of residual matter and site restoration), provisions are recognized in the year that the harm to the environment occurs, that is when the Corporation has an actual obligation resulting from harm to the environment, it is likely that an outflow will be required in settlement of the obligation and the obligation is reasonably determinable. These provisions are determined on the basis of the best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Corporation would reasonably pay to settle its obligation on the closing date or to transfer it to a third party on the same date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. A corresponding asset is recognized in property, plant and equipment when establishing the provision.

The provision is reviewed annually to reflect changes in the estimated outflow of resources as a result of changes in obligations or legislation, changes in the current market-based discount rate or an increase that reflects the passage of time. The accretion expense is recognized in net earnings as a finance expense as incurred. The cost of the related asset is adjusted to reflect changes (other than accretion) in the reporting period.

Costs of asset retirement are deducted from the provision when incurred.

70	Richmont Mines Inc. | 2011 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

2.20.	Leases

The economic ownership of a leased asset is transferred to the lessee if the lessee bears substantially all the risks and rewards related to the ownership of the leased asset. The related asset is then recognized at the inception of the lease at the fair value of the leased asset or, if lower, the present value of the lease payments plus incidental payments, if any. A corresponding amount is recognized as a finance leasing liability. The corresponding finance leasing liability is reduced by lease payments less finance charges, which are expensed as part of finance costs.

All other leases are treated as operating leases. Payments on operating lease agreements are recognized as an expense on a straight-line basis over the lease term. Associated costs, such as maintenance and insurance, are expensed as incurred.

2.21.	Segment information

In identifying its operating segments, management generally uses the physical location of mining sites in production. Two segments are analyzed, sites in Quebec and sites in Ontario. Segments are reported on the same basis as the internal information reported to the chief decision makers in allocating resources to operating segments and assessing the performance of these segments. The chief decision makers are represented by the management committee.

All inter-segments transfers are carried out at arm’s length prices. The measurement policies the Corporation uses for segment reporting under IFRS 8 are the same as those used in its financial statements, except that the following are not included in arriving at the operating earnings of the Corporation’s operating segments:

  Share-based remuneration;

  Gains and losses from exchange differences;

  Gains and losses on disposal of shares of publicly-traded companies;

  Exploration tax credits.

In addition, corporate assets which are not directly attributable to the business activities of any operating segment are not allocated to a segment. In the financial periods under review, this primarily applies to the Corporation’s assets at the headquarters.

2.22.	Equity

Share capital represents the amount received on the issue of shares, less issuance costs.

Unit placements
Proceeds from unit placements are allocated between shares and warrants issued using the residual method. Proceeds are first allocated to shares according to the quoted price of existing shares at the time of issuance and any residual in the proceeds is allocated to warrants.

Other elements of equity
Contributed surplus includes the value attributable to warrants and charges related to share-based remuneration until the exercise of options issued as remuneration.

Retained earnings (deficit) include all current and prior period retained profits or losses.

Gains and losses on available-for-sale financial assets are included in accumulated other comprehensive income in the section entitled “available-for-sale financial assets”.

All transactions with owners of the parent are recorded separately within equity.

Richmont Mines Inc. | 2011 Annual Report	71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

2.23.	Financial instruments

Financial assets and financial liabilities are recognized when the Corporation becomes a party to the contractual provisions of the financial instrument.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred.

A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires.

Financial assets and financial liabilities are measured initially at fair value plus transaction costs, except for financial assets and financial liabilities carried at fair value through net earnings, which are measured initially at fair value.

Financial assets and financial liabilities are measured subsequently as described below.

Financial assets

For the purpose of subsequent measurement, financial assets other than those designated and effective as hedging instruments are classified into the following categories upon initial recognition:

  loans and receivables;

  financial assets at fair value through net earnings;

  held-to-maturity investments; and

  available-for-sale financial assets.

The category determines subsequent measurement and whether any resulting income and expense is recognized in net earnings or in other comprehensive income.

All financial assets, except for those at fair value through net earnings, are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described below.

All income and expenses relating to financial assets that are recognized in net earnings are presented within financial revenue or administrative expenses.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, these are measured at amortized cost using the effective interest method, less provision for impairment. Discounting is omitted where the effect of discounting is immaterial. Cash and cash equivalents and receivables and other current assets fall into this category of financial instruments.

Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. Receivables that are not considered to be individually impaired are reviewed for impairment in groups, which are determined by reference to the industry and other available features of shared credit risk characteristics. The percentage of the write-down is then based on recent historical counterparty default rates for each identified group. Impairment of receivables is presented in administrative expenses.

Financial assets at fair value through net earnings
Financial assets at fair value through net earnings include financial assets that are either classified as held-for-trading or that meet certain conditions and are designated at fair value through net earnings upon initial recognition.

Assets in this category are measured at fair value with gains or losses recognized in net earnings. The Corporation has no financial asset classified in this category.

72	Richmont Mines Inc. | 2011 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity other than loans and receivables. Investments are classified as held-to-maturity if the Corporation has the intention and ability to hold them until maturity.

Held-to-maturity investments are measured subsequently at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in consolidated net earnings. The Corporation has no financial assets in this category.

Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets. The Corporation’s available-for-sale financial assets include shares of publicly-traded companies.

All available-for-sale financial assets are measured at fair value. Gains and losses are recognized in other comprehensive income and reported within the available-for-sale reserve within equity, except for impairment losses, which are recognized in net earnings. When the asset is disposed of or is determined to be impaired, the cumulative gain or loss recognized in other comprehensive income is reclassified to net earnings in and presented as a reclassification adjustment within other comprehensive income.

Reversals of impairment losses are recognized in other comprehensive income, except for financial assets that are debt securities which are recognized in net earnings only if the reversal can be objectively related to an event occurring after the impairment loss was recognized.

Financial liabilities

The Corporation’s financial liabilities include trade and other payables.

Financial liabilities are measured subsequently at amortized cost using the effective interest method, except for financial liabilities held for trading or designated at fair value through net earnings, that are carried subsequently at fair value with gains or losses recognized in net earnings.

2.24.	Accounting estimates and critical judgments

The preparation of financial statements requires management to make estimates, assumptions and judgments with respect to future events. These estimates and judgments are constantly challenged. They are based on past experience and other factors, in particular, forecasts of future events that are reasonable in the circumstances. The actual results are likely to differ from the estimates, assumptions and judgments made by management, and will seldom equal the estimated results. The following paragraphs describe:

  the most critical management estimates and assumptions in the recognition and measurement of assets, liabilities and expenses;

  the most critical management judgments in applying accounting policies.

Critical accounting estimates and assumptions

Period of depletion of mining sites in production
Property, plant and equipment of mining sites in production are depleted according to the units-of-production method to write down the cost to residual value. Management estimates the residual value of property, plant and equipment in function of the estimated fair value as of the financial position date. For these assets, the depletion rate is calculated based on the number of ounces of gold sold in proportion to the number of ounces in proven and probable reserves.

Richmont Mines Inc. | 2011 Annual Report	73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

Proven and probable reserves are estimates of the quantity of ore that could be economically and legally extracted from a mine. The Corporation estimates its reserves using information compiled by qualified persons who work for the Corporation. This information relates to geological data on the size, depth and shape of the deposit and requires geological assessments to interpret the data. The assessment of proven and probable reserves is based on factors such as the estimated exchange rate, price of metals, capital investments required and production costs stemming from geological assumptions based on the size and grade of the deposit. Changes in proven and probable reserves could have an impact on the net carrying amount of property, plant and equipment, asset retirement obligations, recognition of deferred tax assets and amortization, depreciation and depletion expenses.

Asset retirement obligations
The Corporation assesses its asset retirement obligations annually. Determining these obligations requires significant estimates and assumptions due to the numerous factors that affect the amount ultimately payable. Such factors include estimates of the scope and cost of restoration activities, legislative amendments, known environmental impacts, the effectiveness of reparation and restoration measures and changes in the discount rate. This uncertainty may lead to differences between the actual expense and the allowance. At the date of the statement of financial situation, asset retirement obligations represent management’s best estimate of the charge that will result when the actual obligation is terminated.

Impairment test of property, plant and equipment
Determining if there are any facts and circumstances indicating impairment loss or reversal of impairment losses is a subjective process involving judgment and a number of estimates and interpretations in many cases. When an indication of impairment loss or a reversal of an impairment loss exists, the recoverable amount of the individual asset must be estimated. If it is not possible to estimate the recoverable amount of the individual asset, the recoverable amount of the cash-generating unit to which the asset belongs must be determined.

An impairment loss is recognized when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of fair value less costs to sell and value-in-use. To determine the value-in-use, management estimates expected future cash flows from each asset or cash-generating unit and determines a suitable interest rate in order to calculate the present value of those cash flows. In most cases, determining the applicable discount rate involves estimating the appropriate adjustment to market risk and the appropriate adjustment to asset-specific risk factors. In the process of measuring expected future cash flows, management makes assumptions about future operating results, such as future metal production (proven and probable reserves), estimated future metal prices, operating, capital and site restoration expenses and estimated future foreign exchange rates. These assumptions relate to future events and circumstances. Actual results may differ from estimated results.

Income taxes and deferred mining taxes
The Corporation is subject to taxes from different tax jurisdictions. It maintains allowances for uncertain tax positions that, in its opinion, appropriately reflect the risks related to the tax positions subject to discussions, audits, differences of opinion and appeals with the tax authorities or that are otherwise uncertain. These allowances are determined using best estimates of the amount payable based on a qualitative assessment of all relevant information. These allowances are reassessed at the end of each financial reporting period to determine if the amount is sufficient. However, audits by the tax authorities could subsequently result in an additional liability. Upon the definite resolution of a tax issue resulting in a tax amount that differs from the initially recognized tax expense, the difference is recognized in the tax expense of the period of definitive settlement.

The assessment of availability of future taxable profits involves judgment. A deferred tax asset is recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized.

74	Richmont Mines Inc. | 2011 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

Share-based remuneration expense
The estimation of share-based payment costs requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The Corporation has made estimates as to the volatility of its own shares, the probable life of options, the time of exercise of those options and expected extinguishments. The model used by the Corporation is the Black-Scholes model.

Provisions and contingent liabilities
Judgments are made as to whether a past event has led to a liability that should be recognized in the consolidated financial statements or disclosed as a contingent liability. Quantifying any such liability often involves judgments and estimations. These judgments are based on a number of factors including the nature of the claims or dispute, the legal process and potential amount payable, legal advice received, past experience and the probability of a loss being realized. Several of these factors are sources of estimation uncertainty.

Significant management judgments in applying accounting policies

Start of development phase
The Corporation evaluates the potential of each project to determine when the project should progress from the exploration phase to the development phase. Once Management has determined that a project has demonstrated a potential for development, and a feasibility study supports its commercial viability and its economic benefit, the project moves into the development phase once approval has been given by the Board of Directors. Expenditures related to the project are capitalized as of this time.

Start of commercial production
Management assesses the stage of completion of each mine under development to determine when it begins commercial production. The Corporation considers a number of criteria to determine when a mine enters into commercial production, thereby resulting in reclassification from “mine under development” to “mining site in production”. The following criteria are used:

  Production capacity achieved

  Recovered grade

  Stage of completion of development work

3.	Other income

Other income includes revenue from silver sales and revenue from custom milling.

4.	Cost of sales

The cost of sales includes the following items:

	2011	2010
	$	$

Operating costs	59,202	54,733
Royalties	2,614	2,075
Custom milling	-	1,863
Depreciation, depletion and write-off	9,880	7,432

	71,696	66,103

Richmont Mines Inc. | 2011 Annual Report	75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

5.	Exploration and project evaluation

The exploration and project evaluation includes the following items:

	2011	2010
	$	$

Beaufor Mine	991	2,584
Island Gold Mine	5,549	4,561
Francoeur Mine	186	151
Wasamac property	6,647	1,712
Monique property	2,284	289
Other properties	119	942
Project evaluation	470	443

Exploration and project evaluation before depreciation and exploration tax credits	16,246	10,682

Depreciation	155	139
Exploration tax credits	(5,354)	(3,465)

	11,047	7,356

6.	Administration

The administration includes the following items:

	2011	2010
	$	$

Salaries, director’ fees and related benefits	2,603	2,077
Stock-based compensation	1,079	1,080
Depreciation	62	66
Others	1,712	1,690

	5,456	4,913

7.	Employee remuneration

	7.1.	Employee benefits expense

Expenses recognised for employee benefits are analysed below:

	2011	2010
	$	$

Salaries and related benefits	44,008	33,979
Directors’ fees and related benefits	557	558
Stock-based compensation	1,079	1,080
Defined contribution plans	747	524
State plans	1,077	855
	47,468	36,996

Less : salaries capitalized in property, plant and equipment	12,703	5,871

	34,765	31,125

76	Richmont Mines Inc. | 2011 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

7.2.	Stock option purchase plan

The Corporation has a Stock Option Purchase Plan under which options to acquire common shares may be granted to its directors, officers, employees and non-employees. According to this plan, established in 1995 and amended in 1997, 2002, 2003, 2007 and 2009, the Corporation may grant options for up to 5,245,000 common shares. The exercise price of each option is the market price of the Corporation’s stock on the Toronto Stock Exchange, on the previous day of the grant and the maximum term of the options granted is 10 years. 20% of the options are vested on the grant date and vest cumulatively thereafter on every anniversary date over a total length of four years. However, on February 4, 2010, the Board of Directors decided to grant its members remuneration that is partly based on share options, that are vested in thirds one year after the grant date and then vest cumulatively thereafter on every anniversary date over a total length of three years.

A summary of the status, in 2011 and 2010, of the Corporation’s Stock Option Purchase Plan, and changes during the years then ended, is presented below:

		2011		2010
		Weighted		Weighted
	Number	average	Number	average
	of options	exercise price	of options	exercise price
	(in thousands)	$	(in thousands)	$
Options outstanding, beginning of year	2,311	3.46	2,480	3.53
Granted	282	9.98	846	4.52
Exercised	(899)	3.12	(401)	3.69
Forfeited	(57)	6.67	(109)	3.97
Expired	-	-	(505)	5.27
Options outstanding, end of year	1,637	4.66	2,311	3.46
Exercisable options, end of year	728	4.06	1,098	3.11

The weighted average share price at the date of exercise was $8.26 in 2011 ($5.17 in 2010).

The following table summarizes information about the Stock Option Purchase Plan at December 31, 2011:

				Exercisable options at
	Options outstanding at December 31, 2011			December 31, 2011
Exercise		Weighted average
price	Number	remaining	Weighted average	Number	Weighted average
	of options	contractual	exercise price	of options	exercise price
	(in thousands)	life (years)	$	(in thousands)	$
$1.80 to $2.07	265	2.0	1.91	153	1.88
$2.74 to $3.86	357	1.9	3.29	236	3.20
$4.12 to $5.41	801	2.7	4.52	279	4.47
$6.86 to $8.26	22	4.4	7.50	2	8.26
$10.02 to $12.03	192	4.8	11.27	58	11.14
	1,637	2.7	4.66	728	4.06

During 2011, the Corporation granted 281,600 stock options (846,000 in 2010) to senior executives and management. The weighted average fair value of these stock options at the grant date, calculated using the Black-Scholes option pricing model, is $4.98 ($2.15 in 2010).

Richmont Mines Inc. | 2011 Annual Report	77

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

The compensation costs were calculated using the Black-Scholes option pricing model with the following assumptions:

	2011	2010

Risk-free interest rate	1.6%	1.8%
Expected life	4.6 years	4.6 years
Expected volatility	61%	61%
Expected dividend yield	0.0%	0.0%

The expected underlying volatility was based on the historical data of the Corporation’s shares over a period of 4.6 years, which represents a period equivalent to the expected average life.

8.	Gain on disposal of long-term assets

The gain on disposal of long-term assets includes the following items:

	2011	2010
	$	$
Valentine Lake property a)	3,000	-
Corporate building b)	-	496
Mining equipment	10	(7)
	3,010	489

a)

On January 24, 2011, the Corporation received $3,000 from Mountain Lake Resources Inc. for the sale of its 70% interest in the Valentine Lake property located in Central Newfoundland. In accordance with a letter agreement, Mountain Lake Resources Inc. paid the Corporation an option fee of 2,500,000 of its common shares in April 2009, has incurred an amount of $1,000 of exploration and development expenditures on the property, and paid a sum of $3,000 in cash, as agreed to by the parties, which will give rise to a gain on the disposal of mining assets, in January 2011, for the same amount.

b)	On January 4, 2010, the Corporation sold a corporate building with a net book value of $34 for a cash consideration of $530.

9.	Asset retirement obligations

The Corporation’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Corporation conducts its operations so as to protect public health and the environment. The Corporation has recorded the asset retirement obligations of its mining sites on the basis of management’s best estimates of future costs, based on information available on the reporting date. Best estimates of future cots are the amount the Corporation would reasonably pay to settle its obligation on the closing date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. Such estimates are subject to change based on modifications to laws and regulations or as new information becomes available.

78	Richmont Mines Inc. | 2011 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

a)	Changes in obligations

The following table sets forth the movement of the asset retirement obligations for the year ended December 31, 2011:

2011
$

Balance, beginning of year	6,343
Accretion expense	127
Changes to estimated cash flow and payment schedules	215
Balance, end of year	6,685

b)	Information used in the calculation of obligations

The rate used to determine the future value is 4 % while the rate reflecting the current market assessments (adjusted for the risks specific to this liability) used to determine the actual value is 1%. (2% in 2010). The schedule was determined by taking into account the proven and probable reserves and the estimated annual production level. The following table sets forth the other assumptions used in the calculation of the asset retirement obligations for the year ended December 31, 2011:

	Total amount	Anticipated
	of the estimated	cash flow
	cash flow	payment schedule
2011	$

Beaufor Mine	777	2015
Island Gold Mine	1,410	2016
Camflo Mill	4,114	2017
Francoeur Mine	694	2017
	6,995

In 2011, the schedules of the Beaufor Mine, the Island Gold Mine and the Camflo Mill were revised to take into account their updated estimated reserve bases, and the schedule for the commencement of commercial production at the Francoeur Mine was revised.

Richmont Mines Inc. | 2011 Annual Report	79

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

c)	Deposits restricted and letters of credit

As at December 31, 2011, the Corporation has $106 in deposits restricted with Quebec’s government, $184 in deposits restricted with Ontario’s government and a credit facility is available to the Corporation in the amount of $3,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed fee of 0.85% (0.85% in 2010). The following table provides the allocation of deposits restricted and letters of credit issued as at December 31, 2011:

	2011	Date of
	$	renewal

Deposits restricted
Island Gold Mine (Lochalsh property)	184
Beaufor Mine	52
Francoeur Mine	54
	290

Letters of credit
Camflo Mill	1,332	January 20, 2012
Island Gold Mine (Kremzar property)	979	January 26, 2012

	2,311

As at December 31, 2010, the Corporation had guaranteed the restoration of its mining sites by $106 in deposits restricted with Quebec’s government, $184 in deposits restricted with Ontario’s government and by the pledge of letters of credit amounting to $2,129. As at January 1, 2010, The Corporation had guaranteed the restoration of its mining sites by $106 in deposits restricted with Quebec’s government and by pledge of letters of credit amounting to $2,106.

d)	Distribution of the asset retirement obligations

The following table sets forth the distribution of the asset retirement obligations as at December 31, 2011 and 2010 and January 1, 2010:

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$

Camflo Mill	3,915	3,764	3,623
Island Gold Mine	1,355	1,299	1,080
Beaufor Mine	755	683	568
Francoeur Mine	660	597	575
	6,685	6,343	5,846

10.	Financial revenue

The financial revenue includes the following items:

	2011	2010
	$	$

Interests on cash and cash equivalents	570	259
Gains on disposal of shares of publicly-traded companies	142	210
Foreign exchange gain	475	-
	1,187	469

80	Richmont Mines Inc. | 2011 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

11.	Mining and income taxes

Income taxes

Mining and income tax expense consists of:

	2011	2010
	$	$

Current taxes	5,020	2,175
Deferred taxes	3,523	1,568
	8,543	3,743

The income tax expense attributable to earnings differs from the amounts computed by applying the combined federal and provincial income tax rate of 28.32% (30.56% in 2010) to earnings before mining and income taxes as a result of the following:

	2011	2010
	$	$

Earnings before mining and income taxes	34,461	12,948

Tax expense at combined statutory rate	9,759	3,957
Increase (decrease) in mining and income taxes
resulting from:
Resource allowance deduction	(620)	(426)
Deductible mining taxes	(824)	(327)
Part XII.6 tax	-	176
Recovery of deferred income tax assets unrecognized previously	(2,627)	(929)
Impact of the change in tax rates	(1,247)	(259)
Adjustment of previously deferred taxes	(266)	(8)
Non deductible expenses	312	341
Deferred income and tax assets unrecognized on temporary differences during the year	163	-
Other	22	106

Income taxes	4,672	2,631
Mining tax	3,871	1,112

Total mining and income tax expense	8,543	3,743

Richmont Mines Inc. | 2011 Annual Report	81

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

	Balance		Recognized	Balance
	January 1,	Recognized	directly in	December 31,
	2011	in net income	equity	2011
	$	$	$	$

Deferred income and mining taxes
Property, plant and equipment - creditor	(2,094)	(6,372)	-	(8,466)
Property, plant and equipment - debtor	-	1,639	-	1,639
Shares of publicly-traded companies	(112)	59	-	(53)
Asset retirement obligations	283	612	-	895
Exploration credits	(546)	(626)	-	(1,172)
Severance pay	44	115	-	159
Share issue costs	-	189	120	309
Harmonization of Ontario’s fiscal credits	-	205	-	205
Deductible future mining taxes	-	846	-	846
Losses carried forward	190	(190)	-	-

	(2,235)	(3,523)	120	(5,638)

Presented in the consolidated statement
of financial position:
Deferred income and mining tax assets	1,067
Deferred income and mining tax liabilities	(6,705)

	Balance		Balance
	January 1,	Recognized in	December 31,
	2010	net income	2010
	$	$	$

Deferred income taxes
Property, plant and equipment	(661)	(1,433)	(2,094)
Shares of publicly-traded companies	-	(112)	(112)
Asset retirement obligations	245	38	283
Exploration credits	(280)	(266)	(546)
Severance pay	29	15	44
Losses carried forward	-	190	190

Deferred mining tax liabilities	(667)	(1,568)	(2,235)

82	Richmont Mines Inc. | 2011 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

Deferred tax assets and liabilities

The following differences between the carrying amounts and tax bases from timing differences, unused tax losses and unused tax credits give rise to the following recognized deferred tax assets and liabilities:

		December 31, 2011
	Deferred tax	Deferred tax
	assets	liabilities	Net

Recognized deferred tax assets and liabilities
Property, plant and equipment	1,639	(8,466)	(6,827)
Shares of publicly-traded companies	-	(53)	(53)
Asset retirement obligations	895	-	895
Exploration credits	-	(1,172)	(1,172)
Severance pay	159	-	159
Share issue costs	309	-	309
Harmonization of Ontario’s fiscal credits	205	-	205
Deductible future mining taxes	846	-	846

Recognized deferred tax assets and liabilities	4,053	(9,691)	(5,638)

		December 31, 2010
	Deferred tax	Deferred tax
	assets	liabilities	Net

Recognized deferred tax assets and liabilities
Property, plant and equipment	-	(2,094)	(2,094)
Shares of publicly-traded companies	-	(112)	(112)
Asset retirement obligations	283	-	283
Exploration credits	-	(546)	(546)
Severance pay	44	-	44
Losses carried forward	190	-	190

Recognized deferred tax assets and liabilities	517	(2,752)	(2,235)

		January 1, 2010
	Deferred tax	Deferred tax
	assets	liabilities	Net

Recognized deferred tax assets and liabilities
Property, plant and equipment	259	(920)	(661)
Asset retirement obligations	245	-	245
Exploration credits	-	(280)	(280)
Severance pay	29	-	29

Recognized deferred tax assets and liabilities	533	(1,200)	(667)

Richmont Mines Inc. | 2011 Annual Report	83

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

The Company has the following timing differences:

	December 31, 2011
	Federal	Provincial
	$	$

Property, plant and equipment	1,069	35,465
Asset retirement obligations	3,914	6,685
Deductible future mining taxes	-	5,639
Severance pay	6	457
Losses carried forward	583	583

	5,572	48,829

The ability to realize the tax benefits is dependent upon a number of factors, including the future profitability of operations. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profits will be available to allow the asset to be recovered. Accordingly, some deferred tax assets have not been recognized, these deferred tax assets not recognized equal an amount of $4,586.

	December 31, 2010
	Federal	Provincial
	$	$

Property, plant and equipment	7,535	36,934
Asset retirement obligations	6,343	6,343
Harmonization of Ontario’s fiscal credits	7,276	-
Share issue costs	1,083	1,083
Deductible future mining taxes	2,235	2,235
Severance pay	382	382
Losses carried forward	-	3,599

	24,854	50,576

The ability to realize the tax benefits is dependent upon a number of factors, including the future profitability of operations. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profits will be available to allow the asset to be recovered. Accordingly, no deferred tax assets have been recognized, these deferred tax assets not recognized equal an amount of $6,930.

	January 1, 2010
	Federal	Provincial
	$	$

Property, plant and equipment	7,368	24,616
Shares of publicly-traded companies	134	134
Asset retirement obligations	5,846	5,846
Harmonization of Ontario’s fiscal credits	9,701	-
Share issue costs	352	352
Deductible future mining taxes	667	667
Severance pay	265	265
Losses carried forward	7,081	7,053

	31,414	38,933

84	Richmont Mines Inc. | 2011 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

The ability to realize the tax benefits is dependent upon a number of factors, including the future profitability of operations. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profits will be available to allow the asset to be recovered. Accordingly, no deferred tax assets have been recognized, these deferred tax assets not recognized equal an amount of $7,318.

12.	Earnings per share

Both the basic and diluted earnings per share have been calculated using net earnings attributable to Richmont Mines shareholders as the numerator. The weighted average number of shares for the purposes of diluted earnings per share can be reconciled to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	2011	2010

Weighted average number of shares used in basic earnings per share (in thousands)	31 813	28 687

Shares deemed to be issued for no consideration in respect of stock option purchase plan and warrants (in thousands)	621	329

Weighted average number of shares used in diluted earnings per share (in thousands)	32 434	29 016

13.	Receivables and other current assets

The receivables and other current assets include the following items:

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$

Taxes receivable	2,175	1,441	645
Prepayments	274	259	289
Premiums receivable workplace safety	399	76	76
Others	215	116	203

	3,063	1,892	1,213

14.	Inventories

The inventories include the following items:

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$

Precious metals	532	903	1,859
Ore	3,477	4,003	3,146
Supplies	3,588	2,458	2,355

	7,597	7,364	7,360

There was no write-down of inventories and no reversal of write-down in 2011 and 2010.

Richmont Mines Inc. | 2011 Annual Report	85

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

15.	Property, plant and equipment

The property, plant and equipment includes the following items:

		Mining sites in production					Corporate office		Mines under develop- ment	Total
	Mining properties	Development costs	Buildings	Equipment	Total	Buildings and leasehold improvements	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2011	1,811	50,590	7,414	15,853	75,668	1,165	579	1,744	12,341	89,753

Acquisitions	214	4,387	1,791	1,703	8,095	51	75	126	25,012	33,233

Disposals and write-off	-	-	-	(5)	(5)	(250)	(202)	(452)	-	(457)

Exploration tax credits	-	-	-	-	-	-	-	-	(5,071)	(5,071)

Transfers	-	-	-	(54)	(54)	-	(19)	(19)	73	-

Adjustments to the asset retirement obligations	-	215	-	-	215	-	-	-	-	215

Balance at Decembre 31, 2011	2,025	55,192	9,205	17,497	83,919	966	433	1,399	32,355	117,673

Depreciation and depletion

Balance at January 1, 2011	916	19,293	3,118	6,328	29,655	413	459	872	27	30,554

Depreciation and depletion	22	6,937	871	2,205	10,035	32	30	62	-	10,097

Disposals and write-off	-	-	-	(42)	(42)	(250)	(142)	(392)	-	(434)

Transfers	-	-	-	(49)	(49)	-	-	-	49	-

Balance at December 31, 2011	938	26,230	3,989	8,442	39,599	195	347	542	76	40,217

Carrying amount at December 31, 2011	1,087	28,962	5,216	9,055	44,320	771	86	857	32,279	77,456

86	Richmont Mines Inc. | 2011 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

		Mining sites in production				Corporate office			Mine under develop- ment	Total
	Mining properties	Development costs	Buildings	Equipment	Total	Buildings and leasehold improvements	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2010	1,564	45,728	6,588	14,079	67,959	1,476	560	2,036	2,442	72,437

Acquisitions	350	4,482	826	2,157	7,815	-	28	28	9,858	17,701

Disposals and write-off	(103)	-	-	(339)	(442)	(311)	-	(311)	-	(753)

Transfers	-	-	-	(44)	(44)	-	(9)	(9)	41	(12)

Adjustments to the asset retirement obligations	-	380	-	-	380	-	-	-	-	380

Balance at Decembre 31, 2010	1,811	50,590	7,414	15,853	75,668	1,165	579	1,744	12,341	89,753

Depreciation and depletion

Balance at January 1, 2010	888	14,277	2,571	4,841	22,577	648	413	1,061	27	23,665

Depreciation and depletion	28	5,016	547	1,534	7,125	42	46	88	-	7,213

Disposals and write-off	-	-	-	(35)	(35)	(277)	-	(277)	-	(312)

Transfers	-	-	-	(12)	(12)	-	-	-	-	(12)

Balance at December 31, 2010	916	19,293	3,118	6,328	29,655	413	459	872	27	30,554

Carrying amount at December 31, 2010	895	31,297	4,296	9,525	46,013	752	120	872	12,314	59,199
Carrying amount at January 1, 2010	676	31,451	4,017	9,238	45,382	828	147	975	2,415	48,772

During the year ended December 31, 2011, the Beaufor Mine’s average depletion rate was 71 dollars per ounce sold ($64 in 2010), the Island Gold Mine’s average depletion rate was 159 dollars per ounce sold ($118 in 2010). Camflo Mill has an average depletion rate of 1.17 dollars per processed tonnes for the year ended December 31, 2011 ($0.91 in 2010).

Richmont Mines Inc. | 2011 Annual Report	87

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

16.	Share capital

Authorized: Unlimited number of common shares with no par value

	Number	2011	Number	2010
	of shares	Amount	of shares	Amount
	(thousands)	$	(thousands)	$

Issued and paid: Common shares
Balance, beginning of year	31,230	91,010	26,104	67,087
Issue of shares for cash a)
Common	981	10,295	3,300	16,500
Exercise of stock options	899	3,904	401	2,078
Issue of shares in exchange for non-controlling interests a)	-	-	1,425	6,685
Common shares issue costs, net of future tax asset a)	-	(337)	-	(1,340)

Balance, end of year	33,110	104,872	31,230	91,010

a)	Issue of shares

In 2011, the Corporation issued 899,400 common shares (401,000 in 2010) following the exercise of stock options and received cash proceeds in the amount of $2,804 ($1,481 in 2010). Contributed surplus was reduced by $1,100 ($597 in 2010) which represents the fair value of the exercised stock options.

In October 2011, the Corporation issued, as part of a private placement, 980,500 common shares at $10.50 each and 245,125 stock warrants for a total cash consideration of $10,295. An amount of $458 has been incurred relating to the issuance of common shares, creating a future tax asset of $121.

In June 2010, the Corporation issued, through a public offering, 3,300,000 common shares at $5.00 each, for gross proceeds of $16,500. An amount of $1,340 has been incurred relating to the issuance of common shares, creating a non recorded future tax asset of $368.

On June 30, 2010, the Corporation issued 1,425,407 common shares at a price of $4.69 each, which is the closing price on the date of issue, as a result of the acquisition of the non-controlling interests of a subsidiary. Consequently, an amount of $6,685 was recorded to capital stock.

b)	Warrants

In conjunction with the October 2011 share issue, a total of 245,125 warrants were issued. Each warrant allows for the acquisition of one common share at a price of $13.00 prior to December 31, 2012. The method use to recognize these warrants is the residual value method for which the value of the warrants corresponds to the difference between the market value of the shares at the issuance date and the consideration received at that time. Considering that the market value of the shares issued is higher than the consideration received, no value was granted to the warrants issued.

All of the outstanding warrants are in circulation on December 31, 2011 and can be exercised.

88	Richmont Mines Inc. | 2011 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

17.	Consolidated statements of cash flow

	2011	2010
	$	$

Net change in non-cash working capital items

Receivables and other current assets	(1,118)	(640)
Exploration tax credits receivable	(4,631)	(2,126)
Inventories	(233)	(4)
Payables, accruals and provisions	1,181	1,205

	(4,801)	(1,565)

Supplemental informations
Transactions with no impact on cash flow:
Property, plant and equipment increase as a result of the revision of the estimated payment schedule and the estimated cash flow of the asset retirement obligation	215	380
Issue of shares in exchange for non-controlling interests	-	6,685

Payables, accruals and provisions related to development projects and other property, plant and equipment	3,253	1,691

An amount of $5,071, included in exploration tax credits receivable, was registered as a reduction in property, plant and equipment. This amount is not included in the net change in non-cash working capital items.

18.	Related party transactions

18.1.	Transactions with key management personnel

The key management personnel include members of the Board of Directors and named executive officers of the Corporation consisting of the President & Chief Executive Officer, the Vice-President, Corporate Development, the Vice-President, Operations and the Director, Finance. Key management personnel remuneration includes the following expenses.

	2011	2010
	$	$

Short-term benefits
Salaries, directors’fees, bonuses and other benefits	1,673	1,455
Related benefits	165	71
Total short-term benefits	1,838	1,526

Post-employment benefits
Defined contribution pension plan	6	5
State plan	20	18
Total post-employment benefits	26	23

Termination benefits	117	-
Stock-based compensation	611	586

	2,592	2,135

During 2011, key management exercised 368,200 share options (152,000 in 2010) with total exercise price of $1,165 ($665 in 2010).

Richmont Mines Inc. | 2011 Annual Report	89

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

18.2.	Other transactions

One member of the Board of Directors is a partner at a law firm. During 2011, the Corporation received professional services from this firm for a total consideration of $27, including taxes ($14 in 2010).

The corporate secretary is a partner at a law firm. During 2011, the Corporation received professional services from this firm for a total consideration of $225, including taxes ($626 in 2010).

19.	Commitments and subsequent events

The Corporation is subject to pay royalties on 50% of the production of the Beaufor Mine at the rate of $30 per ounce produced, a 3% Net Smelter Return royalty per ounce produced at the Island Gold Mine, and on other properties if such other properties are brought into commercial production.

The Corporation is committed, under an operating lease expiring in November 2014, to pay a sum of $239 for a space. Minimum lease payments for the next three years amount to $82 in 2012 and 2013 and to $75 in 2014.

On May 9, 2011, the Corporation announced the signing of an option agreement with Globex Mining Enterprises Inc. to acquire a 100 % interest in five claims. Under the terms of the agreement, the Corporation paid $500, and to maintain the option must pay an additional $500 in November 2012. In addition, the Corporation will have to incur $1,000 in expenditures on the claims before November 2012 and incur an additional $1,000 before thirty-six months following the signing of the agreement. To exercise its option to acquire the claims, the Corporation will then have to pay $2,000 and issue 500,000 common shares in May 2014. Finally, following the acquisition, the Corporation will have to incur an additional $1,000 in expenditures on the claims within a twelve month period. The Corporation can abandon its right to exercise the option at any time by providing a written notice to this effect thirty days prior to the date of such cancellation.

On February 1, 2012, the Corporation completed a private placement of $10 000 with the Vice Chairman of the Corporation’s Board of Directors and two members of his immediate family (the “Investors”) in the form of convertible debentures into the Corporation’s common shares. The debentures, which expire in 5 years, will bear a 7.6% annual interest rate and will be convertible into the Corporation’s common shares at a conversion price of $12.17 per common share at the option of the Investors at any time following the date of issuance. The Investors will have the right to demand payment of the debentures in full at any time 18 months from the date of issue, and the Corporation will have the right to redeem the debentures in full, at any time after 24 months from the date of issue.

20.	Contingencies

The Corporation is involved in two legal proceedings. The first one involves a lawsuit against a supplier (the “company”) for non-compliance of a supply agreement, which has resulted in additional costs for the Corporation. The company disputed the amount claimed by the Corporation, and counter-sued the Corporation for an amount higher than the Corporation’s original claim amount, on the basis that the company had to absorb substantial costs following the breach of contract. The second dispute is related to an invoice that the Corporation is contesting because the amount invoiced included costs stemming from work that the Corporation had not previously authorized. This work was not specified in the contract, and did not meet the parameters of the signed contract that stated that any additional work required prior approval. The parties have chosen to transfer the case to arbitrators as stipulated in the contract. Management is of the opinion that the basis of these litigations is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect. Furthermore, a fully owned subsidiary, acquired in December 2008, is currently subject to a tax review concerning a December 2006 financing done through the issuance of flow-through shares. The purpose of the review is to ensure that the expenditures made are acceptable Canadian Exploration Expenses under the laws of flow-through share financing. No provision has been accounted for in the financial statements as Management is of the opinion that this financing was compliant with the applicable laws.

90	Richmont Mines Inc. | 2011 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

21.	Capital disclosures

The Corporation’s objectives when managing its capital are to safeguard the Corporation’s ability to continue as a going concern in order to support ongoing exploration programs and the development of its mining assets, to provide sufficient working capital to meet its ongoing obligations and to pursue potential investments.

The Corporation defines its capital as its equity.

The Corporation manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Corporation may purchase some of its shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and shares of publicly-traded companies. The Corporation is not subject to externally imposed capital requirements. The Corporation’s management of capital remained unchanged since the previous year.

22.	Financial instruments and risk management

a)	Fair value of financial instruments

The following table presents the carrying amounts and fair values of each financial instruments category:

	December 31, 2011		December 31, 2010		January 1, 2010
	Book	Fair	Book	Fair	Book	Fair
	value	value	Value	Value	value	value
	$	$	$	$	$	$

Available-for-sale financial assets
Shares of publicly-traded companies	893	893	1,311	1,311	741	741

Loans and receivables
Cash a)	59,697	59,697	28,470	28,470	10,253	10,253
Cash equivalents a)	3,835	3,835	11,560	11,560	10,886	10,886
Receivables and other current assets a)	215	215	116	116	194	194

	63,747	63,747	40,146	40,146	21,333	21,333

Other financial liabilities
Payables, accruals and provisions a)	11,928	11,928	9,143	9,143	7,078	7,078

a)

The Corporation owns and assumes financial assets and liabilities such as cash, cash equivalents and receivables, as well as payables, accruals and provisions. The fair value of these financial assets and liabilities approximates their book value as these items will be realized or settled in the short term.

Richmont Mines Inc. | 2011 Annual Report	91

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

b)	Fair value hierarchy

Financial instruments recognized at fair value on the Consolidated Statement of Financial Position must be classify fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurement, the fair value hierarchy levels are as follow:

Level 1:	quoted prices (unadjusted) observed in active markets for identical assets or liabilities;
Level 2:	valuation techniques based on inputs other than quoted prices included in level 1, that are either directly or indirectly observable;
Level 3:	valuation techniques with significant unobservable market inputs.

The fair value measurements of shares of publicly-traded companies have been classified at level 1 from the fair value hierarchy. This valuation is based on bid price of the stock.

c)	Market risk

The Corporation is exposed to gold price fluctuations and to fluctuations of the US dollar compared to the Canadian dollar. The Corporation manages its exposure to these risks through the occasional use of derivative financial instruments and gold commodity contracts. The Corporation is also exposed to share price fluctuations of the shares that it holds in shares of publicly-traded companies and to fluctuations of interest rates for its cash and cash equivalents. The risks and the management of those risks were unchanged compared to previous years.

The Board of Directors approves all policies concerning the use of derivative financial instruments and gold sales contracts. The Corporation does not hold any financial instrument or derivative financial instrument for trading or speculative purposes.

Foreign exchange risk
Exposure to currency exchange rates arises from revenues from the sale of precious metals and purchases that the Corporation carries out abroad. All of the Corporation’s precious metal revenues are earned in U.S. dollars, while the majority of its operating costs are in Canadian dollars.

The price of gold is established in US dollars; to manage its exposure due to the fluctuation of the US dollar, the Corporation can occasionally enter into various types of foreign exchange contracts. During the years 2011 and 2010, the Corporation did not enter into any forward exchange contracts. At December 31, 2011 and 2010, assets and liabilities denominated in US dollars are not significant.

The following table illustrates the sensitivity of net earnings in regards to the US dollar/ Canadian dollar exchange rate, all other variables being constant. It assumes a +/- 11% change of the US dollar/ Canadian dollar exchange rate for the reporting period ended December 31, 2011 (+/- 8% for the reporting period ended December 31, 2010). This percentage has been determined based on the average market volatility in exchange rates in the previous twelve months. The sensitivity analysis is based on financial transactions made in foreign currency for the reporting period.

SENSITIVITY ANALYSIS
	Change	Impact on net earnings
(in thousands of CAN$)

2011	+/- 11% (US$ / CAN$)	+/- 9,373

2010	+/- 8% (US$ / CAN$)	+/- 4,660

Commodity price risk
The Corporation’s earnings are directly related to commodity prices as revenues are derived principally from the sale of gold. For its gold production, the Corporation can reduce its risk of a decrease in the price of gold through the occasional use of forward sales contracts and put and call options. The risk related to fluctuation of gold price is unchanged from the previous years. In 2011 and 2010, the Corporation did not enter into any hedging contracts for its gold production.

92	Richmont Mines Inc. | 2011 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

The following table illustrates the sensitivity of net earnings to movements in the price of gold, all other variables being constant. It assumes a +/- 10% change in the average selling price of gold realized (US$ per ounce) for the reporting periods ended December 31, 2011 and December 31, 2010, taking into account the average exchange rate for the corresponding year.

SENSITIVITY ANALYSIS
	Change	Impact on net earnings
(in thousands of CAN$)

2011	+/- 10%	+/- 8,311
Average exchange rate (US$/CAN$) 0.9891

2010	+/- 10%	+/- 5,933
Average exchange rate (US$/CAN$) 1.0299

d)	Credit risk

Financial instruments that expose the Corporation to a credit risk consist of receivables and cash and cash equivalents. The receivables mainly consist of taxes receivables and prepayments and consequently the exposure to credit risk for the receivables is considered immaterial.

The Corporation invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. At December 31, 2011 and at December 31, 2010, the Corporation’s cash and term deposits are held through three financial institutions (at January 1st, 2010, two financial institutions).

The following table presents the composition of cash and cash equivalents:

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$

Cash a)	59,697	28,470	10,253
Cash equivalents
Term deposits, 1.25% (1.05% to 1.20% as at
December 31, 2010 and 0,90% as at January 1, 2010), maturing in February and March 2012	3,835	11,560	10,886

	63,532	40,030	21,139

a)

As at December 31, 2011, 72% of cash is invested with effective rates varying from 1.20% to 1.50%, and 24% at an effective rate of 0.75%. (As at December 31, 2010, 73% of cash was invested with effective rates varying from 1.20% to 1.50% and 22% at effective rates varying from 0.50% to 0.75%. As at January 1, 2010, 49% of cash was invested with effective rates varying from 0.75% to 0.95%).

e)	Liquidity risk

The objective of management with respect to liquidity risk is to hold enough cash and cash equivalents in order to ensure that the Corporation has the necessary funds to meet its obligations. The liquidity risk and its management are the same as the one of the previous year.

Payables, accruals and provisions are due in the next financial year.

Richmont Mines Inc. | 2011 Annual Report	93

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

23.	Segmented information

The Corporation operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Corporation assesses the performance of each segment based on earnings before taxes. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

There was no difference in 2011 compared to annual financial statements of 2010 in the basis of segmentation or the basis of evaluation of segment result.

2011
			Exploration,
Segmented information concerning the			corporate
consolidated income statement	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	42,083	76,506	1	118,590

Cost of sales	26,597	45,099	-	71,696
Exploration and project evaluation	1,177	5,549	4,321	11,047
Administration	-	-	5,456	5,456
Gain on disposal of long-term assets	-	2	(3,012)	(3,010)

	27,774	50,650	6,765	85,189

Operating earnings	14,309	25,856	(6,764)	33,401

Accretion expense – asset retirement obligations	101	26	-	127
Financial revenue	(6)	(11)	(1,170)	(1,187)

Earnings before mining and income taxes	14,214	25,841	(5,594)	34,461

Acquisition of property, plant and equipment	26,168	4,959	543	31,670

		December 31, 2011
			Exploration,
Segmented information concerning the			corporate
consolidated statement of financial position	Quebec	Ontario	and others	Total
	$	$	$	$

Current assets	11,179	14,636	63,362	89,177
Restricted deposits	106	184	-	290
Property, plant and equipment	40,172	34,794	2,490	77,456
Deferred income and mining tax assets	-	-	1,067	1,067

Total assets	51,457	49,614	66,919	167,990

Current liabilities	6,164	3,948	10,354	20,466
Asset retirement obligations	5,329	1,356	-	6,685
Deferred income and mining tax liabilities	-	-	6,705	6,705

Total liabilities	11,493	5,304	17,059	33,856

94	Richmont Mines Inc. | 2011 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

2010
			Exploration,
Segmented information concerning the			corporate
consolidated income statement	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	31,807	58,673	-	90,480

Cost of sales	23,432	42,671	-	66,103
Exploration and project evaluation	2,699	4,561	96	7,356
Administration	211	-	4,702	4,913
Gain (loss) on disposal of long-term assets	-	7	(496)	(489)

	26,342	47,239	4,302	77,883

Operating earnings	5,465	11,434	(4,302)	12,597

Accretion expense – asset retirement obligations	95	22	-	117
Financial revenue	(43)	(8)	(418)	(469)

Earnings before mining and income taxes	5,413	11,420	(3,884)	12,949

Acquisition of property, plant and equipment	11,698	4,650	426	16,774

		December 31, 2010
			Exploration,
Segmented information concerning the			corporate
consolidated statement of financial position	Quebec	Ontario	and others	Total
	$	$	$	$

Current assets	4,295	7,260	44,261	55,816
Restricted deposits	106	184	-	290
Property, plant and equipment	19,332	37,723	2,144	59,199

Total assets	23,733	45,167	46,405	115,305

Current liabilities	4,102	3,929	3,905	11,936
Asset retirement obligations	5,043	1,300	-	6,343
Deferred income and mining tax liabilities	-	-	2,235	2,235

Total liabilities	9,145	5,229	6,140	20,514

In 2011, 74% of precious metals have been sold through US brokers (71% in 2010).

Richmont Mines Inc. | 2011 Annual Report	95

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

24.	Transition to IFRS

The Corporation’s consolidated financial statements for the year ending December 31, 2011 are the first consolidated annual financial statements that comply with IFRS. These consolidated financial statements were prepared as described in note 1, including the application of IFRS 1.

The effect of the transition to IFRS on equity, comprehensive income and the cash flows is presented and described in this note, and is explained in greater detail in the notes associated with the tables. IFRS 1 also requires that comparative financial information be provided. As a result, the first date at which the Corporation has applied IFRS was January 1, 2010. IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which for the Corporation will be December 31, 2011. However, it also provides for certain optional exemptions and certain mandatory exceptions for first-time IFRS adopters.

Initial elections upon adoption:

Upon transition, IFRS 1 permits certain optional exemptions and dictates certain mandatory exceptions from full retrospective application. The Corporation applied mandatory exceptions and certain optional exemptions. The following exemptions and exceptions were adopted by the Corporation.

IFRS optional exemptions applied at the time of the transition

a)

Business combinations – IFRS 1 provides the option to apply IFRS 3 “Business Combinations” prospectively from the transition date or to choose a date from which the business combinations will be restated. The retrospective basis would require the restatement of all business combinations that occurred prior to the transition date in accordance with the recommendations of IFRS 3. The Corporation elected to retrospectively apply IFRS 3 to business combinations that occurred after January 1, 2008. Only one business combination occurred between this date and the transition date. The acquisition of non-controlling interests of Louvem Mines Inc. that occurred on May 18, 2010 did not have any impact at the time of the transition to IFRS, as the Corporation had early adopted section 1582 “Business Combinations” and sections 1601 “Consolidated Financial Statements” and 1602 “Non- Controlling Interests”, which are harmonized with IFRS 3 “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements”.

b)

Stock-based compensation – IFRS 1 encourages, but does not require the application of IFRS 2 “Shared-based Payment” to equity instruments that were granted on or before November 7, 2002. A first-time adopter is also encouraged, but not required, to apply IFRS 2 to equity instruments that were granted after November 7, 2002 and vested before the date of transition or on January 1, 2005, whichever is later. The Corporation has elected to apply IFRS 2 only to equity instruments that were granted before the date of transition but that were not entirely vested at this time.

c)

Asset retirement obligations – The Corporation elected to adopt the exemption from IFRS 1 allowing a first-time adopter not to comply with requirements from IFRIC 1 “Changes in Existing Decommissioning, Restoration and Similar Liabilities” for changes in such liabilities that occurred before the date of transition. By applying this exemption, the Corporation has measured the liability as at the date of transition, has estimated the amount that would have been included in the cost of the related asset when the liability first arose, by discounting the liability to that date using its best estimate of the historical risk-adjusted discount rate that would have applied for that liability over the intervening period, and has calculated the accumulated depreciation on that amount, as at the date of transition, on the basis of the current estimate of the useful life of the asset, using the depreciation policy adopted by the Corporation in accordance with IFRS. The residual of this adjustment at the date of transition must be registered in the opening retained deficit.

96	Richmont Mines Inc. | 2011 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

IFRS mandatory exceptions at the time of the transition

a)

Estimates – Hindsight is not used to create or revise estimates. The estimates previously made by the Corporation under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

b)

Derecognition of financial assets and liabilities – Financial assets and liabilities that were derecognized before January 1, 2010 in accordance with its previous Canadian GAAP shall not be recognized in accordance with IFRS. The Corporation has early adopted IFRS 1 modification regarding the first-time adoption of the exception, which is January 1, 2010.

c)

Non-controlling interests - Since the Corporation elected to apply the exemption for business combinations to business combinations that occurred after January 1, 2008, the Corporation must apply the mandatory exemption which provides that the following requirements from IAS 27 (amended in 2008), “Consolidated and separate financial statements” should be apply prospectively from January 1, 2008:

(a)

the requirement that total comprehensive income is attributed to the shareholders of Richmont Mines Inc. and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance;

(b)	the requirements for accounting for changes in the parent's ownership interest in a subsidiary that do not result in a loss of control; and

(c)

the requirements for accounting for a loss of control over a subsidiary, and the related requirements of which a entity that is committed to a sale plan involving loss of control of a subsidiary shall classify all the assets and liabilities of that subsidiary as held for sale when the criteria underlying such presentation are met, regardless of whether the entity will retain a non-controlling interest in its former subsidiary after the sale.

Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods. The Corporation’s adoption of IFRS did not have an impact on its total operating, financing or investing cash flows with the exception of interests received which are now presented in investing activities. The following represents the reconciliations from Canadian GAAP to IFRS for the respective periods noted for consolidated equity, consolidated net earnings and consolidated comprehensive income:

Reconciliation of consolidated Equity

		December 31,	January 1,
		2010	2010
		$	$

Equity under Canadian GAAP		96,851	67,975

Impacts of the transition to IFRS:
1.	Business combinations	(2,295)	(2,682)
2.	Stock-based compensation	-	-
3.	Asset retirement obligations	235	22
4.	Non-controlling interests	-	1,986

Total Equity under IFRS		94,791	67,301

Richmont Mines Inc. | 2011 Annual Report	97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

Reconciliation of consolidated Net earnings

		For the year
		ended on
		December 31,
		2010
		$

Net earnings under Canadian GAAP		8,883

Impacts of the transition to IFRS:
1.	Business combinations	386
2.	Stock-based compensation	(276)
3.	Asset retirement obligations	213

Net earnings under IFRS		9,206

Reconciliation of consolidated Comprehensive income

For the year
ended on
December 31,
2010
$

Comprehensive income under Canadian GAAP	9,744
Impacts of the transition to IFRS:
Differences in net earnings	323

Comprehensive income under IFRS	10,067

Notes relating to reconciliations

In addition to the optional exemptions and mandatory exceptions discussed above, the following narratives explain the significant differences between the previous Canadian GAAP accounting policies and the current IFRS accounting policies applied by the Corporation. Only those differences that impact the Corporation as of the transition date are described below. The following is not a complete summary of all of the differences between Canadian GAAP and IFRS. Relative to the impacts on the Corporation, the descriptive caption next to each numbered item below corresponds to the same numbered and descriptive caption in the tables above, which reflect the quantitative impacts from each change. Unless a quantitative impact was noted below, the impact from the change was not material for the Corporation.

98	Richmont Mines Inc. | 2011 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

1-
Business combinations – As stated in the section entitled “IFRS optional exemptions applied at the time of the transition”, the Corporation applied the exemption in IFRS 1 for business combinations that occurred prior to January 1, 2008. Consequently, business combinations concluded prior to this date have not been restated. The IFRS adjustments below relate to the business combination occurring after January 1, 2008, that was not recorded under IFRS. The acquisition of Patricia Mining Corp. which took place on December 16, 2008, was therefore retreated in the following manner:

Measurement of purchase price
Canadian GAAP – Shares issued as consideration are measured at their market price a few days before and after the date that the proposed transaction was announced.

IFRS – Shares issued as consideration are measured at their market value on the transaction closing date. As a result, on the transition date, share capital was increased by $225 relative to the re-measurement of the shares issued as consideration for the acquisition, less issue costs of $80. The difference of $145 has been recorded as an increase to the retained deficit.

Increase in an interest
Canadian GAAP – An increase in the participation in consolidated assets and liabilities of a variable interest entity is recorded based on the fair value acquired.

IFRS – Under IFRS, the investment in the variable interest entity is considered as investment in a subsidiary since the Corporation has the power to govern the financial and operating policies of the entity under an agreement. Also, when the acquired entity is already controlled and consolidated in financial statements, changes in the percentage of the parent Corporation’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. It is thus necessary to eliminate the increase of value recorded on property, plant and equipment at the acquisition on December 2008, reduced by the depreciation recorded to date. Consequently, on the transition date, property, plant and equipment were reduced by $2,991, deferred income and mining tax liabilities were reduced by $309 and the difference of $2,682 was recorded as an increase to the retained deficit.

2-
Stock-based compensation – As stated in the section entitled “IFRS optional exemptions applied at the time of the transition”, the Corporation has elected to apply IFRS 2 only to equity instruments that were granted before the date of transition but that were not entirely vested at this time.

Recognition of expense
Canadian GAAP – For grants of stock-based compensation with graded vesting, the total fair value of the award is recognized on a straight-line basis over the employment period necessary to vest the award.

IFRS – Each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. Each tranche in an award is accounted on a straight-line basis over the employment period necessary to vest the award. As a result, the Corporation adjusted its expense for stock-based compensation to reflect this difference in recognition.

Forfeitures
Canadian GAAP – Forfeitures of awards are recognized as they occur.

IFRS – An estimate is required of the number of awards expected to vest, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate.

On the transition date, the Corporation has increased its retained deficit by $93 corresponding to the increase of the stock-based compensation expenses which were recorded before the transition date resulting in an increase of the contributed surplus by an equivalent amount. Thus, the effect on the equity is nil. This adjustment represents the impact of the two differences.

Richmont Mines Inc. | 2011 Annual Report	99

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

3-
Asset retirement obligations – As stated in the section entitled “IFRS optional exemptions applied at the time of the transition”, the Corporation elected to adopt the optional exemption from IFRS 1 allowing a first-time adopter not to comply with requirements from IFRIC 1 for changes in such liabilities that occurred before the date of transition. Consequently, the Corporation has evaluated the provisions as at January 1, 2010 and estimated the amount that will be included in the cost of the related asset by discounting the liability to the date at which the liability first arose.

Discount rate
Canadian GAAP – The provision for asset retirement obligations is not adjusted for changes in the discount rate.

IFRS – The provision for asset retirement obligations must be adjusted for changes in the discount rate. The evaluation of the liability as at January 1, 2010 resulted in a reduction of $82 of the asset retirement obligations and a net reduction of $60 of the corresponding Property, plant and equipment. Consequently, the Corporation has reduced its retained deficit by $22 on the transition date.

Presentation of the periodic unwinding
Canadian GAAP – The periodic unwinding of the discount is classified in the income statement as an operating item, not as an interest expense.

IFRS – The periodic unwinding of the discount is recognized in the income statement as a finance cost.

4-	Non-controlling interests

Canadian GAAP – Non-controlling interests in the equity of a consolidated subsidiary are classified as a separate component between liabilities and equity in the statement of financial position and as a component of net earnings within the income statement.

IFRS – Non-controlling interests are classified as a component of equity as a single separate line item. This reclassification resulted in an increase in equity of $1,986 on the transition date. Furthermore, non-controlling interests are not included as a component of net income, but rather an allocation of net income. This reclassification concerns only the reclassification of data produced under Canadian GAAP before the early adoption of section 1582 “Business Combinations” and sections 1601 “Consolidated Financial Statements” and 1602 “Non-Controlling Interests”, which are harmonized with IFRS 3 “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements”.

5-	Flow-through shares – There is no exemption under IFRS 1 for first-time adopters regarding flow-through shares. Therefore, the treatment under IFRS needs to be applied retrospectively.

Canadian GAAP – The entire proceeds received on the issuance of flow-through shares is recorded to share capital. When the renouncement of the tax deductions related to the resource expenditure for income tax purposes, temporary taxable differences are created and a deferred income tax is recorded. The related charge is treated as share issue costs.

IFRS – Issuance of flow-through shares is accounted for similarly to the issuance of a compound financial instrument. The liability component represents the obligation to revert the tax benefit to the investors. Proceeds from the issuance of flow-through shares are allocated between shares issued and a liability using the residual method. Proceeds are first allocated to shares according to the quoted price of existing shares at the time of issuance and any residual in the proceeds, which represents the premium paid, is allocated to the liability. When the Corporation has renounced to its deductions and has incurred its eligible expenditures, the sale of tax deductions is recognized in the income statement as a reduction of deferred tax expenses and a deferred tax liability is recognized for the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures capitalized as an asset and its tax base, the difference is recorded as a deferred tax expenses. Consequently, on the transition date, the Corporation has increased its share capital by $2,267 which represents tax benefits (net of the premium paid) that were previously recorded in reduction of share capital. The difference has been recorded as an increase to the retained deficit.

100	Richmont Mines Inc. | 2011 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

Presentation differences

Certain presentation differences between previous GAAP and IFRS have no impact on consolidated comprehensive income or total consolidated equity. These differences were noted in the section entitled “IFRS Reclassifications” and can be summarized as:

  Depreciation and depletion expenses are allocated to function rather than being showed as separate line in the consolidated income statement.

  The income generated from silver sales that were previously accounted for as a reduction of operating costs henceforth has to be presented as income.

  Royalties and custom milling, which were presented as separate line in the consolidated income statement, are now included in the cost of sales in the consolidated income statement and are detailed in a note.

  Interest income, gains and losses on disposal of shares of publicly-traded companies, foreign exchange gains and losses are now presented after operating earnings, instead of being included in revenues previously.

Reconciliations of the financial statements previously presented under Canadian GAAP to the financial statements prepared under IFRS

The following are reconciliations of the financial statements previously presented under Canadian GAAP to the financial statements prepared under IFRS.

Richmont Mines Inc. | 2011 Annual Report	101

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

Reconciliation of consolidated statement of financial position as of January 1, 2010

	Canadian GAAP	IFRS	IFRS	IFRS
Canadian GAAP accounts	balance	adjustments	reclassifications	balance	IFRS accounts

ASSETS					ASSETS
CURRENT ASSETS					CURRENT ASSETS
Cash and cash equivalents	21,139			21,139	Cash and cash equivalents
Shares of publicly-traded companies	741			741	Shares of publicly-traded companies
Accounts receivable	1,213			1,213	Receivables and other current assets
Mining and income taxes receivable	1,500			1,500	Income and mining tax assets
Exploration tax credits receivable	1,348			1,348	Exploration tax credits receivable
Inventories	7,360			7,360	Inventories

	33,301	-	-	33,301
DEPOSITS RESTRICTED	106			106	RESTRICTED DEPOSITS

PROPERTY, PLANT AND EQUIPMENT	51,823	(3,051)		48,772	PROPERTY, PLANT AND EQUIPMENT

	85,230	(3,051)		82,179	TOTAL ASSETS
LIABILITIES					LIABILITIES
CURRENT LIABILITIES					CURRENT LIABILITIES
Accounts payable and accrued charges	7,130			7,130	Payables, accruals and provisions
Mining and income taxes payable	1,235			1,235	Income and mining taxes payable

	8,365			8,365

ASSET RETIREMENT OBLIGATIONS	5,928	(82)		5,846	ASSET RETIREMENT OBLIGATIONS

MINORITY INTEREST	1,986		(1,986)	-

FUTURE MINING AND INCOME TAXES	976	(309)		667	DEFERRED INCOME AND MINING TAX LIABILITIES

	17,255	(391)	(1,986)	14,878	TOTAL LIABILITIES

SHAREHOLDERS’ EQUITY					EQUITY
Capital stock	64,675	2,412		67,087	Share capital
Contributed surplus	6,133	93		6,226	Contributed surplus
Deficit	(2,789)	(5,165)		(7,954)	Retained deficit
Accumulated other comprehensive income	(44)			(44)	Accumulated other comprehensive income

	67,975	(2,660)	-	65,315	Total equity attributable to Richmont Mines shareholders
			1,986	1,986	Non-controlling interests

	67,975	(2,660)	1,986	67,301	TOTAL EQUITY

	85,230	(3,051)	-	82,179	TOTAL EQUITY AND LIABILITIES

102	Richmont Mines Inc. | 2011 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

Reconciliation of consolidated income statement for the year ended December 31, 2010

	Canadian GAAP	IFRS	IFRS
Canadian GAAP accounts	balance	adjustments	reclassifications	IFRS balance	IFRS accounts

REVENUE					REVENUE
Precious metals	87,182			87,182	Precious metals
Other	3,599		(301)	3,298	Other income
	90,781	-	(301)	90,480

EXPENSES					EXPENSESS
Operating costs	54,565		11,538	66,103	Cost of sales
Royalties	2,075		(2,075)	-
Custom milling	1,863		(1,863)	-
Administration	4,571	276	66	4,913	Administration
Exploration and project evaluation	7,217		139	7,356	Exploration and project evaluation
Gain on disposal of long-term assets	(489)			(489)	Gain on disposal of long-term assets

				77,883

				12,597	OPERATING EARNINGS
Accretion expense – asset retirement obligations	287	(170)		117	Accretion expense – asset retirement obligations

Depreciation, depletion and write-off	8,118	(481)	(7,637)	-
			(469)	(469)	Financial revenue

	78,207	(375)	(301)

EARNINGS BEFORE OTHER ITEMS	12,574	375	-	12,949	EARNINGS BEFORE MINING AND INCOME TAXES

MINING AND INCOME TAXES	3,691	52		3,743	MINING AND INCOME TAXES

NET EARNINGS	8,883	323		9,206	NET EARNINGS

NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(128)			(128)	NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

NET EARNINGS ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS	9,011	323	-	9,334	NET EARNINGS ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS

NET EARNINGS PER SHARE					EARNINGS PER SHARE
basic and diluted	0.31			0.33	basic
				0.32	diluted

Richmont Mines Inc. | 2011 Annual Report	103

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

Reconciliation of the consolidated statement of comprehensive income for the year ended December 31, 2010

	Canadian GAAP	IFRS	IFRS	IFRS
Canadian GAAP accounts	balance	adjustments	reclassifications	balance	IFRS accounts

NET EARNINGS	8,883	323		9,206	NET EARNINGS

Comprehensive income, net of income taxes:					OTHER COMPREHENSIVE INCOME, NET OF TAXES
Change in unrealized gain on available-for-sale investments	1,071			1,071	Change in unrealized gain on available-for-sale investments
Realized gains on sale of available-for-sale investments included in net earnings	(210)			(210)	Realized gains on sale of available-for-sale investments transferred to net earnings

COMPREHENSIVE INCOME	9,744	323	-	10,067	TOTAL COMPREHENSIVE INCOME, NET OF TAXES

COMPREHENSIVE INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(128)			(128)	COMPREHENSIVE INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

COMPREHENSIVE INCOME ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS	9,872	323		10,195	COMPREHENSIVE INCOME ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS
	9,744	323	-	10,067

104	Richmont Mines Inc. | 2011 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

Reconciliation of consolidated statement of financial position as of December 31, 2010

	Canadian GAAP	IFRS	IFRS	IFRS
Canadian GAAP accounts	balance	adjustments	reclassifications	balance	IFRS accounts

ASSETS					ASSETS
CURRENT ASSETS					CURRENT ASSETS
Cash and cash equivalents	40,030			40,030	Cash and cash equivalents
Shares of publicly-traded companies	1,311			1,311	Shares of publicly-traded companies
Accounts receivable	1,892			1,892	Receivables and other current assets
Mining and income taxes receivable	1,745			1,745	Income and mining tax assets
Exploration tax credits receivable	3,474			3,474	Exploration tax credits receivable
Inventories	7,364			7,364	Inventories

	55,816	-	-	55,816

DEPOSITS RESTRICTED	290			290	RESTRICTED DEPOSITS

PROPERTY, PLANT AND EQUIPMENT	61,540	(2,341)		59,199	PROPERTY, PLANT AND EQUIPMENT

	117,646	(2,341)	-	115,305	TOTAL ASSETS

LIABILITIES					LIABILITIES
CURRENT LIABILITIES					CURRENT LIABILITIES
Accounts payable and accrued charges	9,262			9,262	Payables, accruals and provisions
Mining and income taxes payable	2,674			2,674	Income and mining taxes payable

	11,936	-	-	11,936

ASSET RETIREMENT OBLIGATIONS	6,366	(23)		6,343	ASSET RETIREMENT OBLIGATIONS
FUTURE MINING AND INCOME TAXES	2,493	(258)		2,235	DEFERRED INCOME AND MINING TAX LIABILITIES
	20,795	(281)	-	20,514	TOTAL LIABILITIES

SHAREHOLDER’S EQUITY					EQUITY
Capital stock	88,598	2,412		91,010	Share capital
Contributed surplus	6,339	370		6,709	Contributed surplus
Deficit	1,097	(4,842)		(3,745)	Retained deficit
Accumulated other comprehensive income	817			817	Accumulated other comprehensive income
	96,851	(2,060)	-	94,791	Total equity attributable to Richmont Mines shareholders
	-			-	Non-controlling interests

	96,851	(2,060)	-	94,791	TOTAL EQUITY

	117,646	(2,341)	-	115,305	TOTAL EQUITY AND LIABILITIES

25.	Approval of Financial Statements

The consolidated financial statements for the year ending December 31, 2011 were approved for publication by the Board of Directors on February 22, 2012.

Richmont Mines Inc. | 2011 Annual Report	105

BOARD OF DIRECTORS AND OFFICERS

BOARD OF DIRECTORS	OFFICERS	QUEBEC DIVISION
H. Greg Chamandy(5)	Martin Rivard	FRANCOEUR MINE	CAMFLO MILL
President Executive Chairman	President and Chief
	Executive Officer	Denis Flamand	Richard Nolet
Bob Buchan(5)		Francoeur Mine and	Superintendent
Vice Chairman	Christian Pichette, Eng., M.Sc.	Camflo Mill Manager
	Vice President, Operations		Gérald Lavoie
Denis Arcand(1)		Marc-André Lavergne, Eng.	Production Superintendent
Director	Nicole Veilleux, CA	General Superintendent
	Financial Director		WASAMAC PROJECT
Martin Rivard(4)(5)		Kelly-Ann Turcotte
Director	Mélissa Tardif, Lawyer	Chief Accountant	Rosaire Émond, Eng.
	Legal Advisor and		Project Manager
Michael Pesner, CA(1)	Corporate Assistant Secretary	BEAUFOR MINE
Director			ONTARIO DIVISION
	CORPORATE STAFF	François Chabot, Eng.
Elaine Ellingham, P.Geo., M.Sc.(2)(4)(5)		Manager	ISLAND GOLD MINE
Director	Daniel Adam, P.Geo., Ph.D.
	General Manager, Exploration	Marcel St-Pierre	Jean Bastien, Eng., MBA
Raynald Vézina, P. Eng.(1)(2)	and Sustainable Development	Mine Coordinator, Projects	Manager
Director
	Mario Blanchette, Eng.	Luc Dorofté	Daniel Vachon, Eng.
Réjean Houle(3)(4)	Chief Engineer, Projects	Mine Superintendent	Senior Mine Engineer
Director
	Maxime Grondin, CIRC	Jessy Thelland, P.Geo.	Christian Béland
Sam Minzberg, LL.B., B.C.L.(3)	Human Resources Manager	Senior Geologist	Underground
Director			Superintendent
	Jennifer Aitken, MBA	Sabrina Charette
Jean-Pierre Ouellet, LL.L, B.C.L.(2)(3)	Investor Relations	Humain Resources	Sylvie Belisle
Director			Human Resources
	Josée Brazeau, Biologist, M. env.	Karine Bisson
CORPORATE SECRETARY	Manager, Environment and	Chief Accountant	Tomy Rioux, CA
	Sustainable Development		Chief Accountant
Sidney Horn, MBA, B.C.L., LL.B

(1) Member of the Audit Committee; (2) Member of the Corporate Governance and Ethics Committee; (3) Member of the Human Resources and Compensation Committee; (4) Member of the Environmental, Health and Safety Committee; (5) Member of the M&A Committee

GENERAL INFORMATION

Richmont Mines Inc.	Montreal Office		Transfer Agent		Co-Transfer Agent and
161 avenue Principale	1501 McGill College Avenue		and Registrar		Co-Registrar in
Rouyn-Noranda, Quebec	Suite 2930, Montreal, Quebec		Computershare Trust		the United States
J9X 4P6 CANADA	H3A 3M8 CANADA		Company of Canada Inc.		Computershare Trust
Phone: 819 797-2465	Phone:	514 397-1410	1500 University Street		Company Inc.
Fax: 819 797-0166	Fax:	514 397-8620	Suite 700		Computershare USA
Montreal, Quebec
Internet	Jennifer Aitken		H3A 3S8 CANADA
www.richmont-mines.com	Investor Relations		Phone:	514 982-7888	Auditors
	Phone: 514 397-1410		Fax:	514 982-7580	Raymond Chabot Grant
Stock Exchange Listings (RIC)	jaitken@richmont-mines.com				Thornton LLP
Toronto Stock Exchange (TSX)
New York Stock Exchange Amex (NYSE Amex)
Annual Meeting of Shareholders			Un exemplaire français du présent rapport annuel est
The Annual General Meeting of Shareholders			disponible sur demande :
will be held on Thursday, May 10, 2012, at 9:00 am			1501, avenue McGill College, bureau 2930
at the University Club of Montreal			Montréal (Québec)
2047 Mansfield Street			H3A 3M8 CANADA
Montreal, Quebec			Téléphone :	514 397-1410
H3A 1Y7			Télécopieur :	514 397-8620

www.richmont-mines.com